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As filed with the Securities and Exchange Commission on September 5, 2003.

Registration No.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PACIFIC PREMIER BANCORP, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	33-0743196 (I.R.S. Employer Identification No.)
1600 Sunflower Avenue, 2nd Floor Costa Mesa, California 92626 (714) 431-4000 (Address, including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Executive Offices)

Steven R. Gardner
President and Chief Executive Officer
Pacific Premier Bancorp, Inc.
1600 Sunflower Avenue, 2nd Floor
Costa Mesa, California 92626
(714) 431-4000
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With copies to:

Keith T. Holmes, Esq. Madge S. Beletsky, Esq. King, Holmes, Paterno & Berliner, LLP 1900 Avenue of the Stars, 25th Floor Los Angeles, California 90067 (310) 282-8989; (310) 282-8903 (fax)	Norman B. Antin, Esq. Jeffrey D. Haas, Esq. Patton Boggs LLP 2550 M Street, N.W. Washington, D.C. 20037-1350 (202) 457-6000; (212) 457-6315 (fax)

Approximate Date of Commencement of Proposed Sale to the Public:
As Soon as Practicable after the Effective Date of this Registration Statement.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If the delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, $.01 par value	3,565,000(1)	$7.34	$26,167,100.00(2)	$2,116.92

(1)
Includes 465,000 shares issuable upon exercise of the underwriters' over-allotment option.

(2)
Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) and based on the aggregate market value on August 29, 2003.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that his registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this Prospectus is not complete and may be changed. We cannot sell these securities until the Securities and Exchange Commission declares our Registration Statement effective. This Prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 5, 2003

Prospectus

3,100,000 Shares

PACIFIC PREMIER BANCORP, INC.

Common Stock

        We are offering 3,100,000 shares of our common stock, par value $0.01 per share. We will receive all of the net proceeds from the sale of these shares. Our common stock is quoted on the Nasdaq SmallCap Market under the symbol "PPBI." On                        , 2003, the last reported sale price of our common stock was $             per share.

        Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 8 for a discussion of factors you should consider before buying shares of our common stock.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

        We have granted the underwriters an option for a period of 30 days to purchase up to 465,000 additional shares of our common stock at the public offering price to cover over-allotments, if any.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

        These securities are not savings or deposit accounts and are not insured by the Federal Deposit Insurance Corporation, Bank Insurance Fund, Savings Association Insurance Fund or any other governmental agency.

        We expect the shares of our common stock will be ready for delivery to purchasers on or about                        , 2003.

FRIEDMAN BILLINGS RAMSEY

The date of this prospectus is                        , 2003

[MAP]

        No dealer, salesperson or other person is authorized to give any information or to make any representation not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy the shares of common stock offered hereby to any person or by anyone in any jurisdiction in which it is unlawful to make such offer or solicitation. The information contained in this prospectus is current only as of its date.

i

FORWARD LOOKING STATEMENTS

        This prospectus contains or incorporates by reference certain forward-looking statements and we intend that such forward-looking statements be subject to the safe harbor provisions of the federal securities laws. When used, statements which are not historical in nature, including those containing words such as "anticipate," "estimate," "should," "expect," "believe," "intend," and similar expressions are intended to identify forward-looking statements. Statements regarding the following subjects are forward-looking by their nature:

  •
  our business strategy;

  •
  our understanding of our competition;

  •
  market trends;

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  projected sources and uses of funds from operations;

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  potential liability with respect to legal proceedings;

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  anticipated cash flows we will receive from contractual rights relating to previous sales of our residual securities; and

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  use of the proceeds of this offering.

        These forward-looking statements are subject to various risks and uncertainties, including those relating to:

  •
  assumptions underlying our loan loss allowances;

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  an increase in the prepayment speed or default rate of our borrowers;

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  the effect of changes in interest rates;

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  the negative impact of economic slowdowns or recessions;

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  actual prepayment rates and credit losses as compared to prepayment rates and credit losses assumed by us for purpose of valuation of our contractual rights relating to previous sales of our residual securities;

  •
  the effect of the competitive pressures from other lenders or suppliers of credit in our market; and

        Other risks, uncertainties and factors, including those discussed under "Risk Factors" in this prospectus, could cause our actual results to differ materially from those projected in any forward-looking statements we make. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

        You should rely only on the information contained in or incorporated by reference into this prospectus. Neither we nor the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The information in this prospectus is current as of the date of this prospectus. Our business, financial conditions, results of operations and business prospects may have changed since that date.

ii

SUMMARY

        This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing in us. You should read the entire prospectus carefully, including the section entitled "Risk Factors" and our financial statements and the accompanying notes, before making an investment decision. All references to "we," "us," or "our" mean Pacific Premier Bancorp, Inc. and our consolidated subsidiaries, including Pacific Premier Bank, our primary operating subsidiary. All references to "Bank" refer to Pacific Premier Bank. Unless otherwise specified in this prospectus, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.

Our Company

        We are a California-based community banking institution focused on full service banking to small businesses, real estate investors and consumers. Through our operating subsidiary, Pacific Premier Bank, we emphasize the delivery of depository products and services to our customers through our three branches in Orange and San Bernardino Counties in Southern California. Our lending is focused on income property loans and, to a lesser extent, on residential construction loans. Income property lending consists of originating multi-family residential loans (five units and more) and commercial real estate loans within Southern California. We began originating these loans in the second quarter of 2002 with a focus on small to medium-sized loans. Our average multi-family loan and commercial real estate loan originated since June 30, 2002 had balances at origination of $758,000 and $930,000, respectively. At June 30, 2003, we had consolidated total assets of $250.4 million, net loans of $180.9 million, total deposits of $202.5 million, consolidated total stockholders' equity of $11.9 million, and the Bank was considered a "well-capitalized" financial institution for regulatory capital purposes.

        At June 30, 2003, an aggregate of 68.3% of our total loans consisted of income property loans, with multi-family loans and commercial real estate loans constituting 59.7% and 8.6%, respectively, of total loans. We generally target multi-family and commercial real estate loans in the $500,000 to $2.0 million range as management believes this market is underserved, especially in Southern California. Substantially all of the income property loans which we originate have adjustable interest rates thereby reducing our interest rate risk with respect to these loans. Income property loans are generally referred to us by mortgage brokers and bankers. In addition, commencing in the third quarter of 2003, we began to offer income property loans directly to real estate investors and through referrals from our retail branches; however, we anticipate the substantial majority of these loans will continue to be obtained through referrals from mortgage brokers and bankers. From time to time we may also obtain income property loans through whole loan purchases and through participations with other banks.

        Residential construction lending consists of construction loans for one-to-four family homes, condominiums and small tracts of homes in existing communities. At June 30, 2003, approximately 3.5% of our loan portfolio consisted of construction loans. We generally target residential construction loans in the $500,000 to $1.5 million range. We have historically originated these loans through referrals from developers, builders, investors and our retail branches and will continue to do so in the future. Although we intend to continue to grow our residential construction lending, we currently intend to limit the total amount of these loans to no greater than 10% of our loan portfolio.

        California-based multi-family lenders are currently benefiting from strong loan demand and historically high asset quality which provides us with an active market for our loan products and, management believes, a higher risk-adjusted rate of return compared to one-to-four family residential lending. According to 2000 U.S. Census Data and the National Multi Housing Council, California has the single largest collection of multi-family markets in the country, with Los Angeles the second largest market in the country and Orange County the 17th largest market. The Riverside-San Bernardino market is also a significant multi-family market. Financial institutions currently enjoy strong asset quality in their multi-family lending portfolios, with recent data from the Federal Deposit Insurance Corporation ("FDIC") showing that as of March 31, 2003, multi-family loans originated by FDIC-insured institutions nationally reported the lowest rate of net charge-offs of any loan category at 0.01%. Since we started originating multi-family loans in the second quarter of 2002, we have experienced no delinquencies or charge-offs with respect to these loans.

        In addition to an active market with a higher risk-adjusted rate of return, we benefit from the fact that the segmentation of the market for multi-family loans somewhat lessens our competition. The participants in the multi-family loan market can be broken down into three general categories: (i) the government sponsored entities ("GSEs") such as Fannie Mae and Freddie Mac; (ii) mortgage conduits who concentrate on the acquisition and securitization of larger-sized loans; and (iii) portfolio lenders such as ourselves which originate most smaller and medium-sized multi-family loans. The GSEs and mortgage conduits will typically package their loans into a pool structure for securitization, and small to medium-sized multi-family loans are often precluded from being in these pools due to the unique characteristics associated with these loans. Loans less than $2.0 million do not lend themselves to the level of conformity required to create highly efficient secondary market transactions. Accordingly, our competition in Southern California comes primarily from other portfolio lenders like ourselves. While a few larger lenders have a significant share of this market, many loans are originated by numerous other lenders, including community banking institutions like us. We believe this fragmentation in the markets allows for financial institutions such as ourselves, with multi-family lending expertise, knowledge of the local real estate markets, and an emphasis on customer service, to compete more effectively in this market. To a lesser extent, the market for commercial real estate loans is characterized by similar segmentation between large conduit lenders and portfolio lenders. The GSEs, such as Freddie Mac and Fannie Mae, do not acquire or pool commercial real estate loans, again somewhat lessening our competition with respect to these loans. Further, the overall strength and high demand for residential housing throughout Southern California continues to benefit our construction lending activity.

Our Recent Transition

        Beginning in late 2000, our current management team, headed by Steven R. Gardner, our President and Chief Executive Officer, was retained and a new business plan was developed to lower the risk profile and recapitalize the Bank, and to oversee the transformation of the Bank to a community banking institution focused on income property loans. From 1994 through early 2000, we operated as a nationwide mortgage banking institution focused on subprime and high loan-to-value debt consolidation loans. By 1999, we began to experience significant problems, including low capital levels, significant problem assets and losses as a result of write-downs on our residual assets and the overall high operating costs associated with our nationwide operations. The business plan formulated by management in the fourth quarter of 2000 focuses on the origination of income property loans and retail branch banking.

        In the fourth quarter of 2000, management ceased all subprime lending activities, exited the mortgage banking business, closed one underperforming branch and began disposing of nearly $200 million of high risk loans. During 2001, management continued the disposal of high risk loans, pursued the recapitalization of the Bank, reduced the Bank's interest rate risk and implemented enhanced internal controls. In 2002, we closed our final two underperforming branches, thereby further reducing noninterest expense, and closed on the private placement of a $12.0 million note and warrants which resulted in the recapitalization of the Bank. Since our new management team has assumed responsibility, it has focused on decreasing balance sheet risk through the sale and run off of subprime loans, the strengthening of loss mitigation and collection efforts, decreasing operating costs and reducing higher cost volatile deposits, thus reducing the overall size of our balance sheet. Further, in the second quarter of 2002, we began originating multi-family and commercial real estate loans, and by

June 30, 2003, 68.3% of our loan portfolio consisted of these income property loans. As a result of this strategy, we have already seen a decrease in our delinquent loans from $20.6 million at December 31, 2001 to $5.1 million at June 30, 2003, or a decrease of 75.2%, as well as a decrease in our net nonperforming loans from $14.7 million at December 31, 2001 to $3.3 million at June 30, 2003, or a decrease of 77.3%. In addition, our foreclosed real estate decreased 67.2% from $4.2 million at December 31, 2001 to $1.4 million at June 30, 2003.

        During 2000, we ceased accepting brokered deposits and substantially reduced our reliance on wholesale borrowings in favor of a new emphasis on core deposits, consisting of transaction accounts (i.e., checking, money market and passbook accounts) and retail certificates of deposit under $100,000, thereby providing us with a substantially less volatile source of funding for our loans. Since implementing this strategy, we have seen an increase in our transaction accounts from $31.5 million at December 31, 2001 to $57.5 million at June 30, 2003, or an increase of 82.4%. Transaction accounts currently represent 28.4% of our total deposits.

        On January 17, 2002, we completed a recapitalization through the private placement of a $12.0 million senior secured note due 2007 (the "Note") together with warrants to purchase 1,166,400 shares of common stock at an exercise price of $0.75 per share (the Warrants"). The recapitalization provided us with the resources to assemble a loan origination team experienced in income property lending in the markets which we serve, to invest in the infrastructure which we believe is capable of supporting our growth plans with respect to income property lending, and to fully implement the other aspects of our community banking business model. Following the recapitalization, the Bank qualified as a "well capitalized" institution under applicable banking regulations. See "Business—Our History—Our Recapitalization." Simultaneously with the closing of our recapitalization transaction, the Office of Thrift Supervision (the "OTS") notified us that it had terminated the Order to Cease and Desist issued on September 25, 2000, the Marketing Assistance Agreement and Consent to the Appointment of a Conservator or Receiver dated October 25, 2001 and the Supervisory Agreement issued on September 25, 2000. See "Business—Our History—Regulatory Matters."

Growth and Operating Strategies

        Although we only completed the full implementation of our community banking business model during 2002, we are already realizing the results of our new strategy. In addition to achieving profitability in 2002, our loan and deposit profile has changed dramatically in the past year. The following are our growth and operating strategies:

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  Growth of our Loan Portfolio.  We intend to continue to grow our loan portfolio by increasing our production of multi-family and commercial real estate loans as well as residential construction loans. In addition to our traditional methods of obtaining multi-family and commercial real estate loans through referrals from mortgage brokers and bankers, we also initiated in the third quarter of 2003 a retail origination channel for these loans. Our originators, who we recruited from other Southern California banks, have established relationships with mortgage brokers, bankers and real estate investors, which we intend to develop further to increase our market share of income property loans. We have grown our income property loan portfolio from $14.0 million at December 31, 2001 to $126.5 million at June 30, 2003.

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  Emphasis on Retail Branch Banking.  We currently have three retail branch offices, one each in Huntington Beach and Seal Beach in Coastal Orange County, California and one in San Bernardino in San Bernardino County, California. We intend to expand the growth of our core deposits through an emphasis on relationship banking, thereby lowering our cost of funds and building franchise value. Funds for lending may also be generated, as needed, from Federal Home Loan Bank ("FHLB") and other borrowings.

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  Additional Retail Products and Services.  We believe it is important to have multiple account relationships with our customers in order to retain their lower cost transaction accounts and maximize our fee income. As a result, we believe it is essential to be able to offer our customers a wide array of products and services. In this regard, management has introduced several new products and services to attract new deposit relationships and to expand the relationships with our existing customers. We have introduced the following new products and services: merchant services for small business handling the processing of credit and debit cards, payroll processing services, contract collections for investors and small business to process contract payments, courier services and group employee banking services for business owners. We are currently implementing an overdraft privilege product and an airline travel Visa card which is through a third party provider. We intend to launch these products and services in the third quarter of 2003. In addition, we offer our customers the convenience of insurance and mutual fund products at our retail branches. Although we intend to continue to focus on our multi-family and commercial real estate lending, we will also continually monitor our customers' needs and will consider additional loan and deposit products in the future which are consistent with our community banking business model.

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  Reducing Risk.  As we continue to originate higher quality income property loans, which we began originating in the second quarter of 2002, the amount of subprime loans remaining in our portfolio will continue to be proportionately reduced. Further, an internal asset review which we conducted in the fourth quarter of 2002 and first quarter of 2003 resulted in the write-down or charge-off of many of our loans 90 days or more past due which were concentrated in our one-to-four family loan portfolio, leaving us with approximately $9.6 and $7.3 million of subprime loans and high loan-to-value loans, respectively, in our portfolio at June 30, 2003. We may also sell additional subprime loans in the future. In addition to a reduction of risk in our loan portfolio, we also intend to continue to improve our interest rate risk profile through the continued origination of income property loans which we only originate on an adjustable-rate basis, thereby subjecting us to less interest rate risk, and through the growth of our core deposits.

General Information

        Our executive offices are located at 1600 Sunflower Avenue, 2nd Floor, Costa Mesa, California 92626 and our telephone number is (714) 431-4000. Our internet address is www.pacificpremierbank.com. The information contained in our website, or in any websites linked by our website, is not a part of this prospectus and you should not rely on such information in deciding whether to invest in our company. Unless otherwise indicated, all information in this prospectus assumes that the underwriters have not exercised their over-allotment option.

The Offering

Shares offered	3,100,000 shares
Common stock to be outstanding after this offering	4,433,572 shares(1)
Use of proceeds
Our net proceeds from this offering are estimated to be approximately $ million. We intend to use an aggregate of $13.5 million of the net proceeds to pay off existing indebtedness, including the repayment of the $12.0 million Note and $1.5 million of subordinated debentures, with the remaining $ in net proceeds to be used to increase our capital base to support additional growth and for general corporate purposes.
Nasdaq SmallCap Symbol	PPBI

(1)
The number of shares of our common stock that will be outstanding after this offering includes 1,333,572 shares outstanding as of August 31, 2003 and excludes the following shares:

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122,372 shares of common stock underlying options which have been granted and are outstanding as of August 31, 2003, and 72,628 additional shares issuable upon exercise of stock options available for grant under our stock option plan at August 31, 2003.

•
Up to 1,166,400 shares of common stock issuable upon exercise of outstanding Warrants as of August 31, 2003, of which 233,280 Warrants are currently exercisable, 116,640 of which Warrants will become exercisable in January 2004 and all of which remaining Warrants will become exercisable in January 2005.

Summary Consolidated Financial Data

        The summary financial information below as of the years ended December 31, 2002, December 31, 2001 and December 31, 2000, and for each of the three years ended December 31, 2002, is derived in part from our audited financial statements and related notes. Our audited financial statements as of the years ended December 31, 2002 and December 31, 2001, and for each of the three years ended December 31, 2002, are included elsewhere herein. The summary financial information as of June 30, 2003 and 2002 and for each of the six months then ended is derived in part from our unaudited financial statements and related notes, which are included elsewhere herein, and which, in the opinion of management, include all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the results of such periods. The summary information set forth below should be read in conjunction with, and is qualified in its entirety by, our historical consolidated financial statements, including the related notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein. Consolidated operating results for the six months ended June 30, 2003 are not necessarily indicative of results that may be expected for the entire year.

	As of and For the Six Months Ended June 30,		As of and For the Years Ended December 31,
	2003	2002	2002	2001	2000
	(Dollars in thousands, except per share data)
Operating Data:
Interest income	$8,171	$10,225	$18,872	$24,442	$41,519
Interest expense	3,856	4,595	8,910	16,191	28,446

Net interest income	4,315	5,630	9,962	8,251	13,073
Provision for loan losses	681	191	1,133	3,313	2,910

Net interest income after provision for loans losses	3,634	5,439	8,829	4,938	10,163
Net gains (losses) from mortgage banking	207	(244)	(261)	402	(5,684)
Other noninterest income	1,163	933	2,130	3,590	3,548
Noninterest expense	4,796	5,505	10,165	14,340	25,806

Income (loss) before income tax provision (benefit)	208	623	533	(5,410)	(17,779)
Income tax (benefit) provision(1)	(398)	(18)	(2,345)	642	3,003

Net income (loss)	$606	$641	$2,878	$(6,052)	$(20,782)

Share Data:
Net income (loss) per share:
Basic	$0.45	$0.48	$2.16	$(4.54)	$(15.58)
Diluted	$0.24	$0.27	$1.16	$(4.54)	$(15.58)
Weighted average common shares outstanding:
Basic	1,333,572	1,333,572	1,333,572	1,333,630	1,333,646
Diluted	2,552,066	2,411,119	2,476,648	1,333,630	1,333,646
Book value per share (basic)(2)	$8.90	$6.95	$8.72	$5.73	$10.42
Book value per share (diluted)(3)	$4.65	$3.85	$4.69	$5.73	$10.42
Balance Sheet Data:
Total assets	$250,429	$246,381	$238,278	$243,667	$414,421
Securities	46,528	90,531	58,243	34,659	42,370
Loans held for sale, net(4)	1,816	2,737	1,866	4,737	—
Loans held for investment, net(4)	179,114	126,670	156,365	182,439	316,724
Participation Contract	5,379	5,884	4,869	4,428	4,428
Allowance for loan losses	2,656	3,460	2,835	4,364	5,384
Total deposits	202,450	200,529	191,170	232,160	345,093
Borrowings	33,810	32,870	32,940	1,500	48,620
Total stockholders' equity	11,868	9,272	11,623	7,648	13,900

Performance Ratios:(5)
Return on average equity(6,7)	10.77%	15.26%	30.70%	(53.43)%	(66.44)%
Return on average assets(7,8)	0.51%	0.52%	1.18%	(1.92)%	(3.99)%
Average equity to average assets	4.72%	3.41%	3.85%	3.60%	6.01%
Equity to total assets at end of period	4.74%	3.76%	4.88%	3.14%	3.35%
Average interest rate spread(7,9)	3.98%	4.86%	4.44%	2.91%	2.82%
Net interest margin(7,10)	3.91%	4.82%	4.37%	2.81%	2.79%
Efficiency ratio(7,11)	83.47%	84.84%	85.19%	113.97%	230.57%
Average interest earning assets to average interest-bearing liabilities	97.88%	99.10%	98.45%	98.35%	99.56%
Capital Ratios:(12)
Tier 1 capital to adjusted total assets	6.81%	6.65%	7.03%	5.06%	4.33%
Tier 1 capital to total risk-weighted assets	9.81%	13.42%	11.29%	5.37%	5.73%
Total capital to total risk-weighted assets	10.96%	14.68%	12.54%	6.62%	6.99%
Asset Quality Ratios:
Nonperforming loans, net to total loans(13)	1.80%	4.45%	3.07%	7.54%	7.97%
Nonperforming assets, net as a percent of total assets(14)	1.88%	3.57%	3.12%	7.75%	6.85%
Net charge-offs to average total loans(7)	1.01%	1.29%	1.74%	1.76%	0.07%
Allowance for loan losses to total loans at period end	1.43%	2.56%	1.74%	2.24%	1.61%
Allowance for loan losses to nonperforming loans at period end(13)	68.11%	47.42%	50.35%	27.23%	19.87%

(1)
In the six months ended June 30, 2003, and the year ended December 31, 2002, we reversed $400,000 and $2.0 million, respectively, of our deferred tax valuation allowance due to our improved financial outlook.

(2)
Basic book value per share is based upon the shares outstanding at the end of each period, adjusted retroactively for the June 2001 1:5 reverse stock split.

(3)
Diluted book value per share is based on the weighted average diluted shares outstanding at the end of each period, adjusted retroactively for the June 2001 1:5 reverse stock split.

(4)
Loans are net of the allowance for loan losses and deferred fees.

(5)
All average balances consist of average daily balances.

(6)
Net income divided by average stockholders' equity.

(7)
Ratios for the six months ended June 30, 2003 and 2002 have been annualized.

(8)
Net income divided by average total assets.

(9)
Represents the weighted average yield on interest-earning assets less the weighted average cost of interest-bearing liabilities.

(10)
Represents net interest income as a percentage of average interest-earning assets.

(11)
Represents the ratio of noninterest expense less (gain) loss on foreclosed real estate to the sum of net interest income before provision for loan losses and total noninterest income.

(12)
Calculated with respect to the Bank. See "Regulation—Federal Savings Institution Regulation—Capital Requirements."

(13)
Nonperforming loans consist of loans past due 90 days or more and foreclosures in process less than 90 days and still accruing interest.

(14)
Nonperforming assets consist of nonperforming loans (see footnote 13 above) and foreclosed real estate owned.

RISK FACTORS

        You should carefully consider the risks described below before making a decision to buy our common stock. If any of the following events or conditions actually occurs, our business could be harmed. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment. When determining whether to buy our common stock you should also refer to the other information in this prospectus, including our financial statements and the related notes.

We have a limited operating history under our new business strategy which makes it difficult to predict our future prospects and financial performance.

        We had not substantially implemented our community-based banking model, including our new lending strategy focused on originating multi-family loans, commercial real estate loans and residential construction loans until 2002. We will continue to introduce new products consistent with this model in the future. We have only recently become profitable and there can be no assurance that our strategy will continue to be a profitable one for us. Although we realized net income of $606,000 and $2.9 million for the six months ended June 30, 2003 and the year ended December 31, 2002, respectively, we incurred losses of $6.1 million and $20.8 million for the years ended December 31, 2001 and 2000, respectively. We may not be able to sustain or increase our profitability in future periods. The failure to remain profitable may reduce the value of investment in our common stock.

Our multi-family residential and commercial real estate loans are relatively unseasoned, and defaults on such loans would adversely affect our financial condition and results of operations.

        At June 30, 2003, our multi-family residential loans amounted to $110.6 million, or 59.7% of our total loans. At June 30, 2003, our commercial real estate loans amounted to $15.8 million, or 8.6% of our total loans. Our multi-family residential and commercial real estate loan portfolios consist primarily of loans originated after June 30, 2002 and are, consequently, unseasoned. In addition, such loans originated after June 30, 2002 had average loan balances at origination of $758,000 in the case of multi- family loans and $930,000 in the case of commercial real estate loans, so that a default on a multi-family or commercial real estate loan may have a greater impact on us than default on a single-family residential loan which is generally smaller in size. Further, the payment on multi-family and commercial real estate loans is typically dependent on the successful operation of the project, which is affected by the supply and demand for multi-family residential units and commercial property within the relevant market. If the market for multi-family units and commercial property experiences a decline in demand, multi-family and commercial borrowers may suffer losses on their projects and be unable to repay their loans. Defaults on these loans would negatively affect our financial condition, results of operations and financial prospects.

The estimation of the future cash flows under the Participation Contract may fluctuate decreasing our anticipated income.

        Based on our analysis of the expected default rates, future loan prices, and prepayment speeds of the loans underlying the contract pursuant to which we sold our residual mortgage-backed securities retained from prior securitizations of subprime and high loan-to-value mortgage loans and related servicing rights on December 31, 1999 (the "Participation Contract"), we have estimated the total cash to be received by us in the future under the Participation Contract as of June 30, 2003 to be approximately $11 to $13 million over the next five years. Due to changing market conditions and other unforeseen events beyond our control, the actual default rates, future loan prices and prepayment speeds may vary considerably, thus changing the amount of cash proceeds received from the underlying loans, and thus reducing our anticipated cash flows from the Participation Contract. Further, the Participation Contract is recorded in our financial statements at June 30, 2003 at a value of $5.4 million. We have estimated this value using a cash flow model which determines the present value of the estimated expected cash flow from the contract. To the extent our anticipated cash flows are materially reduced, we may be required to reduce the carrying valve of the Participation Contract in our financial statements. In addition, the income we recognized from the Participation Contract for the six months ended June 30, 2003 and the year ended December 31, 2002, was $1.6 million and $3.8 million, respectively, or 19.0% and 20.3% of our total interest income, respectively. Although we anticipate future cash flows from the Participation Contract over the next five years, the cash flows from the Participation Contract will cease when the underlying loans are paid off or sold, and income from the Participation Contract should not be viewed as a continuing source of future income. See "Business—Our History—Participation Contract."

We may be unable to successfully compete in our industry.

        We face direct competition from a significant number of financial institutions, many with a state-wide or regional presence, and in some cases a national presence, in both originating loans and attracting deposits. Competition in originating loans comes primarily from other banks and mortgage companies that make loans in our primary market areas. We also face substantial competition in attracting deposits from other banking institutions, money market and mutual funds, credit unions and other investment vehicles. In addition banks with larger capitalizations and non-bank financial institutions that are not governed by bank regulatory restrictions have large lending limits and are better able to serve the needs of larger customers. Many of these financial institutions are also significantly larger and have greater financial resources than us, and have established customer bases and name recognition. We compete for loans principally on the basis of interest rates and loan fees, the types of loans which we originate and the quality of service which we provide to our borrowers. Our ability to attract and retain deposits requires that we provide customers with competitive investment opportunities with respect to rate of return, liquidity, risk and other factors. To effectively compete, we may have to pay higher rates of interest to attract deposits, resulting in reduced profitability. In addition, we rely upon local promotional activities, personal relationships established by our officers, directors and employees and specialized services tailored to meet the individual needs of our customers in order to compete. If we are not able to effectively compete in our market area, our profitability may be negatively affected.

Loans to borrowers with subprime credit involve a higher risk of default, and although we no longer originate these loans, we still have a significant amount of such loans in our portfolio.

        Subprime loans are loans to borrowers who generally do not satisfy the credit or underwriting standards prescribed by conventional mortgage lenders and loan buyers, such as Fannie Mae and Freddie Mac. At June 30, 2003, we still had $9.6 million of subprime loans which represented 5.2% of our total loans. While we believe that the underwriting procedures and appraisal processes employed with respect to such loans enabled us to somewhat reduce the risks inherent in loans made to these borrowers, we cannot assure you that such procedures or processes will afford adequate protection against such risks, and we could suffer additional losses as a result of these subprime loans.

Loans that are not fully secured involve a higher risk of loss, and although we no longer originate high loan-to-value loans, we still have a significant amount of such loans in our portfolio.

        We no longer originate high loan-to-value junior real estate secured loans, where the amount of the loan, together with more senior loans secured by the real estate, exceeded the value of the real estate at origination. However, at June 30, 2003, we still had $7.3 million of these loans in our portfolio, which represented 3.9% of total loans. In the event of a default on such a loan by a borrower, there may be insufficient collateral to pay off the balance of the loan and, as holder of a junior lien on the property, we may lose all or a substantial portion of our investment.

The availability of our net operating loss carryforwards will be reduced as a result of this offering.

        Section 382 of the Internal Revenue Code ("IRC") imposes a limitation on the use of net operating loss ("NOL") carryforwards if there has been an "ownership change." This offering will create an ownership change for purposes of Section 382 and therefore limit the amount of NOLs that we may use in future years to offset our taxable income. At June 30, 2003, we had federal tax net operating loss carryforwards of approximately $24.3 million, with our first NOL carryforward occurring in the taxable year 2000. It is estimated that with the change of control which will result for purposes of Section 382 of the IRC as a result of this offering, that approximately $8.5 million of our NOLs will be disallowed for federal income tax purposes. We currently estimate the annual limitation on the use of our NOLs as a result of the application of Section 382 will be between $750,000 and $900,000. The use of NOLs for federal income tax purposes is limited in that they can be carried forward and deducted from taxable income for only the 20 succeeding taxable years after being incurred. In addition to a Federal tax NOL, we also have a California State tax NOL of approximately $12.8 million. We anticipate that a change of control would reduce our state tax NOL by approximately $8.5 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Change in Control and Net Operating Loss Carryforward."

Our origination of multi-family and commercial real estate loans is dependent on the mortgage brokers who refer these loans to us.

        Our primary method of originating multi-family and commercial real estate loans is through referrals by mortgage brokers. Since we began originating these loans in the second quarter of 2002, one mortgage broker has referred to us approximately 43.2% of all the multi-family and commercial real estate loans in our loan portfolio and only five brokers account for a total of 68.4% of our loan volume. Although we have in-house account managers whom we have recently retained who have the responsibility of developing relationships with additional mortgage brokers which may refer us the types of loans we target, should we not be successful in developing relationships with additional mortgage brokers and should we lose referrals from one or more mortgage brokers on whom we depend for a large percentage of our multi-family and commercial real estate loans, our loan originations could be substantially less than we anticipate, thus reducing our anticipated income from these loans.

We face lending risks on our construction loans, and defaults on these loans would adversely affect our financial condition and results of operations.

        At June 30, 2003, construction loans accounted for approximately 3.5% of our loan portfolio. Our construction loans are based upon estimates of costs and value associated with the completed projects. These estimates may be inaccurate. Construction lending involves additional risks when compared with permanent residential lending because funds are advanced upon the security of the project, which is of uncertain value prior to its completion. Because of the uncertainties inherent in estimating construction costs, as well as the market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. In addition, during the term of a construction loan, no payment from the borrower is required since the accumulated interest is added to the principal of the loan through an interest reserve. Construction loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project and the ability of the borrower to sell or lease the property or obtain permanent take-out financing, rather than the ability of the borrower or guarantor to repay principal and interest. If our appraisal of the value of the completed project proves to be overstated, we may have inadequate security for the repayment of the loan upon completion of construction of the project and may incur a loss.

Interest rate fluctuations, which are out of our control, could harm profitability.

        Our profitability depends to a large extent upon net interest income, which is the difference between interest income on interest-earning assets, such as loans and investments, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Any change in general market interest rates, whether as a result of changes in the monetary policy of the Federal Reserve or otherwise, may have a significant effect on net interest income. The assets and liabilities may react differently to changes in overall market rates or conditions. See "Management's Discussion and Analysis of Financial

Condition and Results of Operations—Interest Rate Risk." Moreover, in periods of rising interest rates, financial institutions typically originate fewer mortgage loans adversely effecting our interest income on loans. Further, if interest rates decline, our loans may be refinanced at lower rates or paid off and our investments may be prepaid earlier than expected. If that occurs, we may have to redeploy the loan or investment proceeds into lower yielding assets, which might also decrease our income.

We may experience loan losses in excess of our allowance for loan losses.

        We try to limit the risk that borrowers will fail to repay loans by carefully underwriting the loans, nevertheless losses can and do occur. We create an allowance for estimated loan losses in our accounting records, based on estimates of the following:

  •
  industry standards;

  •
  historical experience with our loans;

  •
  evaluation of economic conditions;

  •
  regular reviews of the quality mix and size of the overall loan portfolio;

  •
  regular reviews of delinquencies; and

  •
  the quality of the collateral underlying our loans.

        We maintain an allowance for loan losses at a level that we believe is adequate to absorb any specifically identified losses as well as any other losses inherent in our loan portfolio. However, changes in economic, operating and other conditions, including changes in interest rates, that are beyond our control, may cause our actual loan losses to exceed our current allowance estimates. If the actual loan losses exceed the amount reserved, it will hurt our business. In addition, the OTS, as part of its supervisory function, periodically reviews our allowance for loan losses. Such agency may require us to increase our provision for loan losses or to recognize further loan losses, based on their judgments, which may be different from those of our management. Any increase in the allowance required by the OTS could also hurt our business.

Upon exercise of the Warrant shareholders will experience significant dilution in their shares of common stock.

        The holder of the Warrant has the right to purchase 1,166,400 shares of our common stock at an exercise price of $0.75 per share, which shares, once exercised, would represent approximately 20.8% of our issued and outstanding shares on a pro forma basis following this offering. The Warrant is currently exercisable for an aggregate of 233,280 shares of our common stock, with warrants to purchase an additional 116,640 shares becoming exercisable in January 2004, and all of the shares underlying the Warrant becoming exercisable in January 2005. The trading price of our common stock has been significantly higher than $0.75 per share for the last two and one-half fiscal years and at                        , 2003, the closing price of our common stock was $            per share. Upon exercise of the Warrant, existing shareholders will experience significant dilution of the shares of our common stock which they hold.

You may have difficulty selling your shares in the future if a more active trading market in our common stock does not develop and if the Warrant is exercised.

        Although our common stock is traded on the Nasdaq SmallCap Market, trading in our common stock has not been extensive and cannot be characterized as amounting to an active trading market. Further, following the exercise of the Warrant in full, which full exercise could occur in January 2005, an additional 1,166,400 shares of our stock would be issued and outstanding and would be eligible for sale in the public market upon registration thereof under the Securities Act of 1933, as amended. The availability of sale, as well as actual sale, of shares exercisable upon the exercise of the Warrant would likely depress the market price of our common stock.

Adverse outcomes of litigation against us could harm our business and results of operation.

        We are currently involved in a securities class action lawsuit relating to our 1997 public offering of securities. Although the securities litigation is currently in settlement negotiations and we believe we have made an adequate reserve to pay any settlement amount we may be obligated to pay what is not covered by our insurance carrier, if the action should settle at an amount greater than our reserve and the amount covered by our insurance carrier, or if the action should not settle and should proceed to trial, a significant settlement amount or judgment against us could harm our business and results of operations. We are also currently involved in other litigation involving former subprime mortgage sales and other actions arising in the ordinary course of our business. We also anticipate that due to the consumer-oriented nature of the subprime mortgage industry in which we previously actively operated and uncertainties with respect to the application of various laws and regulations in some circumstances, we may be named from time to time as a defendant in litigation involving alleged violations of federal and state consumer lending or other similar laws and regulations. A significant judgment against us in connection with any pending or future litigation could harm our business and results of operations. See "Business—Legal Proceedings."

Poor economic conditions in California may cause us to suffer higher default rates on our loans and decreased value of the assets we hold as collateral.

        A substantial majority of our assets and deposits are generated in Southern California. As a result, poor economic conditions in Southern California may cause us to incur losses associated with higher default rates and decreased collateral values in our loan portfolio. In addition, demand for our products and services may decline. The Southern California markets have experienced a downturn in economic activity in line with the slowdown in California during the past two years. Economic activity slowed significantly immediately following the September 11, 2001 terrorist attacks. Unemployment levels have increased since mid 2001, especially in Southern California, which is our geographic center and the base of our deposit and lending activity. Although economic forecasters are currently mixed on the future economic outlook, if the current recessionary conditions continue or deteriorate, we expect that our level of problem assets would increase accordingly, resulting in increases in the level of delinquencies and losses for us.

        Further, a downturn in the Southern California real estate market could hurt our business. Our business activities and credit exposure are concentrated in Southern California. A downturn in the Southern California real estate market could hurt our business because the vast majority of our loans are secured by real estate located within Southern California. As of June 30, 2003, approximately 79.9% of our loan portfolio consisted of loans secured by real estate located in California, the substantial majority of which was located in Southern California. If there is a significant decline in real estate values, especially in Southern California, the collateral for our loans will provide less security. As a result, our ability to recover on defaulted loans by selling the underlying real estate would be diminished, and we would be more likely to suffer losses on defaulted loans. Real estate values in Southern California could be affected by, among other things, earthquakes and other natural disasters particular to Southern California.

We do not expect to pay cash dividends in the foreseeable future.

        We do not intend to pay cash dividends on our common stock in the foreseeable future. Instead, we intend to reinvest our earnings in our business. In addition, in order to pay cash dividends to our shareholders, we would most likely need to obtain funds from our subsidiary, Pacific Premier Bank. The Bank's ability, in turn, to pay dividends to us is limited by federal banking law. It is possible, depending on the financial condition of the Bank and other factors, that the OTS could assert that payment of dividends by the Bank is an unsafe or unsound practice. In addition, under the terms of the loan documents relating to the Note and our subordinated debentures, we are prohibited from paying cash dividends on our common stock until the Note is repaid in full.

Federal law imposes conditions on the ability to acquire control of our common stock at specified threshold percentages, which could discourage a change in control.

        Acquisition of control of a federal savings bank or its holding company, requires advance approval by the OTS. Under federal law, the acquisition of more than 10% of our common stock would result in a rebuttable presumption of control and the ownership of more than 25% of our voting stock would result in conclusive control. Depending on the circumstances, the foregoing requirements may prevent or restrict a change in control of us.

Our directors and executive officers control a large amount of our stock, and your interests may not always be the same as those of the board and management.

        One of our directors is currently the beneficial owner of the Warrant which is currently exercisable to purchase 233,280 shares of our common stock, or 5.0% of the issued and outstanding shares on a pro forma basis following the offering, which Warrant will increase to the right to purchase 1,166,400 shares of our common stock in January 2005, representing 20.8% of our shares on a pro forma basis following the offering. In addition, as of June 30, 2003, our directors and executive officers beneficially owned an aggregate of approximately 27.5% of our outstanding voting stock (including vested option shares and Warrants). Although our certificate of incorporation includes a provision which provides that record holders of our common stock who beneficially own in excess of 10% of our common stock are not entitled to vote in respect of shares held in excess of this 10% limit, if our management were to take a common position, they would be able to significantly affect the election of directors as well as the outcome of most corporate actions requiring shareholder approval, such as the approval of mergers or other business combinations. Such concentration may also have the effect of delaying or preventing a change in control. See "Description of Capital Stock—Anti-takeover Provisions of our Charter, By-Laws and Delaware General Corporation Law—Limitation on Voting our Common Stock."

Our business may be adversely affected by the highly regulated environment in which we operate.

        We are subject to extensive federal and state legislation, regulation and supervision. Recently enacted, proposed and future legislation and regulations have had and are expected to continue to have a significant impact on the financial services industry. Some of the legislative and regulatory changes may benefit us. However, other changes could increase our costs of doing business or reduce our ability to compete in certain markets.

Anti-takeover defenses may delay or prevent future transactions

        Our Certificate of Incorporation and Bylaws, among other things:

  •
  divide the board of directors into three classes with directors of each class serving for a staggered three year period;

  •
  provides that only our directors may fill vacancies on the board;

  •
  permit the issuance, without shareholder approval, of shares of preferred stock having rights and preferences determined by the board of directors;

  •
  provide that stockholders holding 80% of our issued and outstanding shares must vote to approve certain business combinations and other transactions involving holders of more than 10% of our common stock or our affiliates;

  •
  provide that stockholders holding 80% of our issued and outstanding shares must vote to remove directors for cause; and

  •
  provide that record holders of our common stock who beneficially own in excess of 10% of our common stock are not entitled to vote shares held by them in excess of 10% of our common stock.

        In addition, Mr. Gardner's employment agreement provides that in the event of a change of control in which Mr Gardner's employment is terminated, Mr. Gardner will be entitled to severance payments equal to two times his annual base salary plus an amount equal to his incentive bonus for the previous year.

        These provisions in our certificate of incorporation, by-laws and Mr. Gardner's employment agreement could make the removal of incumbent directors more difficult and time-consuming and may have the effect of discouraging a tender offer or other takeover attempts not previously approved by our board of directors.

We are dependent on our key personnel

        Our future operating results depend in large part on the continued services of our key personnel, including Steven R. Gardner, our President and Chief Executive Officer, who developed and implemented our new business strategy. The loss of Mr. Gardner could have a negative impact on the success of our new business strategy. In addition, we rely upon the services of John Shindler, our Senior Vice President and Chief Financial Officer, and our ability to attract and retain highly-skilled personnel. We cannot assure you that we will be able to continue to attract and retain the qualified personnel necessary for the development of our business. We do not maintain key-man life insurance on any employee nor have we entered into an employment agreement with any of them other than Mr. Gardner, whose current employment agreement will expire on January 5, 2004, unless extended for an additional one-year term at the option of our board of directors.

After an initial period of restriction, there will be a significant number of shares of our common stock available for future sale, which may depress our stock price.

        The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market after this offering, or even the perception that such sales could occur. We have agreed not to, and our directors and executive officers have also agreed not to offer, sell, contract to sell or otherwise dispose of, any of our securities that are substantially similar to our common stock, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, our common stock or any substantially similar securities, for a period of 180 days after the date of this prospectus without the prior written consent of Friedman Billings Ramsey.

        Notwithstanding these arrangements, there will be 4,433,572 shares of common stock outstanding immediately following this offering, or 4,898,572 shares if the underwriters exercise their over-allotment option in full. Of these shares, the following will be available-for-sale in the public market as follows:

  •
  shares will be eligible for sale upon completion of this offering.

  •
  shares will be eligible for sale 180 days from the date of this prospectus upon the expiration of the lock-up agreements described above (including 69,338 shares eligible for sale upon the exercise of vested options held by our directors and executive officers);

  •
  4,033 shares will be eligible for sale upon the exercise of vested options upon completion of this offering (not including vested options held by our directors and executive officers).

  •
  233,280 shares will be eligible for sale (i) to the public 180 days from the date of this prospectus upon the expiration of the lock-up agreements described above, or (ii) in a private transaction upon completion of this offering, upon the exercise of vested Warrants beneficially owned by one of our directors, and an additional 116,640 shares will be eligible for sale upon exercise of the Warrant in January 2004, and an additional 816,480 shares will be eligible for sale upon exercise of the Warrant in January 2005.

USE OF PROCEEDS

        We estimate that the net proceeds to us from the sale of 3,100,000 shares of our common stock will be approximately $             million, after deducting the underwriting discounts and commissions and the estimated expenses of the offering, or $             million if the underwriters exercise the over-allotment option in full. We intend to utilize $12.0 million of the net proceeds to prepay the Note in full, and $1.5 million of the net proceeds to prepay our junior subordinated debentures due March 15, 2004, with the remainder of approximately $            of net proceeds to be used to increase our capital base to support additional growth and for general corporate purposes.

        The $12.0 million Note currently bears interest at 13%, escalating to 14% in 2004, 15% in 2005 and 16% in 2006. Interest only on the $12.0 million Note is due quarterly. The Note may be prepaid without penalty in whole or in part. The Note was issued in connection with our recapitalization in January 2002. The Note is secured by substantially all of our assets including the stock of Pacific Premier Bank and the Participation Contract, which constitute substantially all of our assets. See "Business—History—Our Recapitalization." The $1.5 million in junior subordinated debentures bear interest at the rate of 13.5% per annum, payable semi-annually.

CAPITALIZATION

        The following table sets forth our total deposits, indebtedness, stockholders' equity and total capitalization at June 30, 2003, and as adjusted to reflect (i) the issuance and sale of 3,100,000 shares of our common stock in this offering at an assumed offering price of $            per share, net of our estimated offering expenses and the underwriting discount and commissions, and (ii) the repayment of the Note and subordinated debentures out of the proceeds of this offering. This information should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of June 30, 2003
	Actual	As Adjusted
	(Dollars in Thousands)
Deposits	$202,450		$202,450

Indebtedness:
FHLB advances	20,800		20,800
Subordinated debentures	1,500		—
Notes payable, net of discount	11,510		—
Total indebtedness	$33,810		$20,800

Stockholders' equity:
Preferred stock, $.01 par value; 1,000,000 shares authorized; shares issued and outstanding at June 30, 2003	—		—
Common stock, $.01 par value; 15,000,000 shares authorized:
Outstanding: 1,333,572 at June 30, 2003
Adjusted: 4,433,572 after offering	13		44
Additional paid-in capital	43,328
Accumulated deficit	(31,480)		(31,480)
Accumulated other comprehensive income	7		7

Total stockholders' equity	$11,868	$

Bank regulatory capital ratios(1)
Tier 1 capital to adjusted total assets	6.81%			%
Tier 1 capital to total risk-weighted assets	9.81%			%
Total capital to total risk-weighted assets	10.96%			%

(1)
See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Regulation—Federal Savings Institution Regulation—Capital Requirements." The as adjusted ratios assume the contribution of $3.0 million of the net proceeds of this offering to the Bank and the deployment of such proceeds in assets with a            % risk-weighting under applicable regulations.

        This table excludes the following shares:

  •
  122,372 shares of common stock underlying options which have been granted and are outstanding as of August 31, 2003.

  •
  Up to 1,166,400 shares of common stock issuable upon exercise of outstanding warrants as of August 31, 2003, 233,280 of which warrants are currently exercisable, 116,640 of which warrants will become exercisable in January 2004 and all of which remaining warrants will become exercisable in January 2005.

DILUTION

        If you invest in our common stock your interest will not be diluted since the assumed offering price of $            per share is less than our book value of $8.90 per share at June 30, 2003. However, because we have options and Warrants outstanding to purchase an aggregate of 1,283,772 shares of our common stock at a weighted average exercise price of $1.68 per share, if you invest in our common stock your interest will be diluted on a fully diluted basis.

        The net tangible book value of our common stock as of June 30, 2003 was $11,868,000, or $8.90 per share, based on the number of shares outstanding as of June 30, 2003. Historical net tangible book value per share is equal to the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding as of June 30, 2003. After (i) giving effect to the sale of the            shares of common stock in this offering, at an estimated price of $    per share, assuming that the underwriters' over-allotment option is not exercised, and (ii) deducting underwriting discounts, commissions and estimated offering expenses, our pro forma net tangible book value as of June 30, 2003 would be $             million or $    per share. If we further assume that all of the issued and outstanding options and Warrants are exercised as of June 30, 2003, then our pro forma net tangible book value as of June 30, 2003 would be $             million or $            per share. Accordingly, if the options and Warrants are not exercised the offering will result in an immediate decrease in net tangible book value of $    per share to existing stockholders and an immediate increase in net tangible book value of $    per share to new stockholders. However, if the outstanding options and Warrants were exercised in full(1), the offering will result in an immediate dilution of $    per share to existing shareholders and an immediate dilution of $    per share to new investors. Dilution is determined by subtracting pro forma net tangible book value per share after this offering from the assumed offering price of $    per share. The following tables illustrate this per share dilution.

Dilution if No Options and Warrants Exercised
Assumed public offering price per share			$
Net tangible book value per share at June 30, 2003		$8.90
Decrease in net tangible book value per share attributable to new investors	$
Pro forma net tangible book value per share at June 30, 2003			$
Dilution (increase) per share to new investors			$(	)
Dilution Upon Full Exercise of Options and Warrants
Assumed public offering price per share			$
Net tangible book value per share at June 30, 2003		$8.90
Decrease in net tangible book value per share attributable to new investors	$
Decrease in net tangible book value per share assuming full exercise of options and Warrants
Pro forma net tangible book value per share at June 30, 2003			$
Dilution per share to new investors			$

(1)
At June 30, 2003 options and Warrants to purchase an aggregate of 278,452 shares of our common stock were exercisable, with all additional option shares becoming exercisable by March 2004, and all additional Warrants becoming exercisable by January 2005.

TRADING HISTORY AND DIVIDEND POLICY

Market Information

        Our common stock is traded on the Nasdaq SmallCap Market under the symbol "PPBI." The following table sets forth for the periods indicated the high and low reported closing sales price per share of our common stock as reported by the Nasdaq SmallCap Market. All prices in the following table have been adjusted to reflect a 1:5 reverse stock split effective on June 7, 2001.

	Sale Price of Common Stock
	High	Low
2001
First Quarter	$4.69	$2.66
Second Quarter	$4.40	$2.75
Third Quarter	$3.39	$0.90
Fourth Quarter	$2.05	$1.00
2002
First Quarter	$3.76	$2.10
Second Quarter	$3.95	$2.97
Third Quarter	$7.10	$2.60
Fourth Quarter	$7.09	$3.85
2003
First Quarter	$6.50	$4.76
Second Quarter	$8.49	$5.16
Third Quarter (through August 28, 2003)	$8.24	$7.16

        On September 3, 2003, the last reported sale price of our common stock on the Nasdaq SmallCap Market was $7.46 per share.

        As of June 30, 2003 there were approximately 123 shareholders of record of our common stock.

Dividends

        We have never declared or paid any cash dividends on our common stock. We currently intend to retain any earnings for use in our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. In addition, under the terms of the Note and Warrant Purchase Agreement which we entered into in connection with our recapitalization, we are prohibited from paying dividends, without the consent of the holder of the Note, for so long as the Note remains outstanding.

        Our ability to pay a dividend on our common stock will depend upon, among other things, future earnings, operating and financial condition, capital requirements and general business conditions. In addition, our ability to pay dividends at any time may be limited by the Bank's ability to pay dividends to us. Until recently, because the Bank was subject to more than normal supervision by the OTS, the Bank could not pay cash dividends without the prior approval of the OTS. Although the Bank is currently under no regulatory restriction with respect to the payment of dividends, OTS regulations require that the Bank must give prior notice to the OTS before making any cash distributions and the amount of cash distributions the Bank may make without the prior approval of the OTS is limited by OTS regulations. Further, if the OTS should decide that to pay a dividend would place the Bank in an unsafe or unsound financial condition, it can prohibit the payment of dividends. See "Regulation—Federal Savings Institution Regulation—Limitations on Capital Distributions" and "Regulation—Federal Savings Institution Regulation—Prompt Corrective Action Regulations."

SELECTED CONSOLIDATED FINANCIAL DATA

        The selected consolidated financial data below as of the years ended December 31, 2002, December 31, 2001, December 31, 2000, December 31, 1999 and December 31, 1998, and for each of the five years ended December 31, 2002, is derived in part from our audited financial statements and related notes. Our audited financial statements as of the years ended December 31, 2002 and December 31, 2001, and for each of the three years ended December 31, 2002, are included elsewhere herein. The selected consolidated financial data as of June 30, 2003 and 2002 and for the six months then ended is derived in part from our unaudited financial statements and related notes, which are included elsewhere herein, and which, in the opinion of management include all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the results of such periods. Such selected financial data should be read in conjunction with, and is qualified in its entirety by, our historical consolidated financial statements, including the related notes thereto, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" also included elsewhere herein. Consolidated operating results for the six months ended June 30, 2003 are not necessarily indicative of results that may be expected for the entire year.

	As of and For the Six Months Ended June 30,		As of and For the Years Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(Dollars in Thousands, except per share data)
Operating Data:
Interest income	$8,171	$10,225	$18,872	$24,442	$41,519	$46,378	$41,104
Interest expense	3,856	4,595	8,910	16,191	28,446	25,577	22,915

Net interest income	4,315	5,630	9,962	8,251	13,073	20,801	18,189
Provision for loan losses	681	191	1,133	3,313	2,910	5,382	4,166

Net interest income after provision for loans losses	3,634	5,439	8,829	4,938	10,163	15,419	14,023
Net gains (losses) from mortgage banking	207	(244)	(261)	402	(5,684)	7,451	23,444
Other noninterest income (loss)	1,163	933	2,130	3,590	3,548	(22,471)	(8,490)
Noninterest expense	4,796	5,505	10,165	14,340	25,806	29,643	27,190

Income (loss) before income tax provision (benefit)	208	623	533	(5,410)	(17,779)	(29,244)	1,787
Income tax (benefit) provision(1)	(398)	(18)	(2,345)	642	3,003	(11,405)	728

Net income (loss)	$606	$641	$2,878	$(6,052)	$(20,782)	$(17,839)	$1,059

Share Data:
Net income (loss) per share:
Basic	$0.45	$0.48	$2.16	$(4.54)	$(15.58)	$(13.57)	$0.81
Diluted	$0.24	$0.27	$1.16	$(4.54)	$(15.58)	$(13.57)	$0.78
Weighted average common shares outstanding:
Basic	1,333,572	1,333,572	1,333,572	1,333,630	1,333,646	1,315,038	1,310,949
Diluted	2,552,066	2,411,119	2,476,648	1,333,630	1,333,646	1,315,038	1,361,165
Book value per share (basic)(2)	$8.90	$6.95	$8.72	$5.73	$10.42	$25.90	$39.62
Book value per share (diluted)(3)	$4.65	$3.85	$4.69	$5.73	$10.42	$26.21	$38.20
Balance Sheet Data:
Total assets	$250,429	$246,381	$238,278	$243,667	$414,421	$551,901	$428,078
Securities	46,528	90,531	58,243	34,659	42,370	32,833	4,471
Loans held for sale, net(4)	1,816	2,737	1,866	4,737	—	330,727	243,497
Loans held for investment, net(4)	179,114	126,670	156,365	182,439	316,724	103,601	90,827
Participation Contract	5,379	5,884	4,869	4,428	4,428	9,288	—
Allowance for loan losses	2,656	3,460	2,835	4,364	5,384	2,749	2,777
Residual mortgage-backed securities at fair value	—	—	—	—	—	—	50,296
Mortgage servicing rights	44	58	51	101	5,652	6,431	13,119
Total deposits	202,450	200,529	191,170	232,160	345,093	468,859	323,433
Borrowings	33,810	32,870	32,940	1,500	48,620	19,373	41,477
Total stockholders' equity	11,868	9,272	11,623	7,648	13,900	34,462	51,998

Performance Ratios:(5)
Return on average equity(6)(7)	10.77%	15.26%	30.70%	(53.43)%	(66.44)%	(32.13)%	1.92%
Return on average assets(7)(8)	0.51%	0.52%	1.18%	(1.92)%	(3.99)%	(3.16)%	0.23%
Average equity to average assets	4.72%	3.41%	3.85%	3.60%	6.01%	9.82%	12.14%
Equity to total assets at end of period	4.74%	3.76%	4.88%	3.14%	3.35%	6.24%	12.15%
Average interest rate spread(7)(9)	3.98%	4.86%	4.44%	2.91%	2.82%	3.95%	3.83%
Net interest margin(7)(10)	3.91%	4.82%	4.37%	2.81%	2.79%	4.21%	4.36%
Efficiency ratio(7)(11)	83.47%	84.84%	85.19%	113.97%	230.57%	512.23%	79.08%
Average interest earning assets to average interest-bearing liabilities	97.88%	99.10%	98.45%	98.35%	99.56%	105.01%	109.81%
Capital Ratios:(12)
Tier 1 capital to adjusted total assets	6.81%	6.65%	7.03%	5.06%	4.33%	6.28%	7.21%
Tier 1 capital to total risk-weighted assets	9.81%	13.42%	11.29%	5.37%	5.73%	9.54%	9.94%
Total capital to total risk-weighted assets	10.96%	14.68%	12.54%	6.62%	6.99%	7.45%	10.90%
Asset Quality Ratios:
Nonperforming loans net, to total loans(13)	1.80%	4.45%	3.07%	7.54%	7.97%	0.88%	2.19%
Nonperforming assets, net as a percent of total assets(14)	1.88%	3.57%	3.12%	7.75%	6.85%	1.13%	2.17%
Net charge-offs to average total loans(7)	1.01%	1.29%	1.74%	1.76%	0.07%	1.32%	1.20%
Allowance for loan losses to total loans at period end	1.43%	2.56%	1.74%	2.24%	1.61%	0.60%	0.82%
Allowance for loan losses to nonperforming loans at period end(13)	68.11%	47.42%	50.35%	27.23%	19.87%	68.43%	36.81%

(1)
In the six months ended June 30, 2003 and the year ended December 31, 2002, we reversed $400,000 and $2.0 million, respectively, of our deferred tax valuation allowance due to our improved financial outlook.

(2)
Basic book value per share is based upon the shares outstanding at the end of each period, adjusted retroactively for the June 2001 1:5 reverse stock split.

(3)
Diluted book value per share is based on the weighted average diluted shares outstanding at the end of each period, adjusted retroactively for the June 2001 1:5 reverse stock split.

(4)
Loans are net of the allowance for loan losses and deferred fees.

(5)
All average balances consist of average daily balances after 1999. Average balances for 1999 and 1998 are calculated using average monthly balances.

(6)
Net income divided by average stockholders' equity.

(7)
Ratios for the six months ended June 30, 2003 and 2002 have been annualized.

(8)
Net income divided by total average assets.

(9)
Represents the weighted average yield on interest-earning assets less the weighted average cost of interest-bearing liabilities.

(10)
Represents net interest income as a percentage of average interest-earning assets.

(11)
Represents the ratio of noninterest expense less (gain) loss on foreclosed real estate to the sum of net interest income before provision for loan losses and total noninterest income.

(12)
Calculated with respect to the Bank. See "Regulation—Federal Securities Institution Regulation—Capital Requirements."

(13)
Nonperforming loans consist of loans past due 90 days or more and foreclosures in process less than 90 days and still accruing interest.

(14)
Nonperforming assets consist of nonperforming loans (see footnote 13 above) and foreclosed real estate owned.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion provides information about our results of operations, financial condition, liquidity and asset quality. The information is intended to facilitate the understanding and assessment of significant changes and trends related to our financial condition and results of operations. This discussion and analysis should be read in conjunction with our consolidated financial statements and the accompanying notes presented elsewhere in this prospectus.

Overview

        We are a California-based community banking institution focused on full service banking to small businesses, real estate investors and consumers. Through our subsidiary, Pacific Premier Bank, we emphasize the delivery of depository products and services to our customers through our three retail branches. Our lending is concentrated on originating income property loans within Southern California. At June 30, 2003 we had consolidated total assets of $250.4 million, net loans of $180.9 million and total deposits of $202.5 million and consolidated total stockholders' equity of $11.9 million.

        We recently completed a transition from a nationwide mortgage banking institution focused on subprime and high loan-to-value debt consolidation loans to a community-based institution focused on the origination of multi-family and commercial real estate loans, which loans we began originating in the second quarter of 2002, and retail branch banking.

        In the fourth quarter of 2000, management ceased all subprime lending activities, exited the mortgage banking business, closed one underperforming branch and began disposing of nearly $200 million of high risk loans. During 2001, management continued the disposal of high risk loans, pursued the recapitalization of the Bank, reduced the Bank's interest rate risk and implemented enhanced internal controls. In 2002, we closed our final two underperforming branches thereby further reducing noninterest expense and in January 2002 we completed a recapitalization through the private placement of the Note and the Warrants, which provided us sufficient capital to implement our community-based banking business model.

Critical Accounting Policies and Estimates

        Management has established various accounting policies which govern the application of accounting principles generally accepted in the United States of America in the preparation of our financial statements. Our significant accounting policies are described in the notes to the consolidated financial statements included elsewhere herein. Certain accounting policies require management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, revenues, expenses and related disclosure of contingent assets and liabilities. Management considers these to be critical accounting policies. The estimates and assumptions management uses are based on historical experience and other factors which management believes to be reasonable under the circumstances. Actual results could differ significantly from these estimates and assumptions, which could have a material impact on the carrying value of our assets and liabilities and our results of operations for future reporting periods. In management's opinion, our critical accounting policies deal with the following areas: the allowance for loan losses, the method for recognition of income on the Participation Contract, and the valuation allowance on deferred taxes. See Note 1 to notes to consolidated financial statements—"Description of Business and Summary of Significant Accounting Policies—" "—Participation Contract," "—Allowance for Loan Losses," and "—Income Taxes"."

Results of Operations

        General.    Net income for the six months ended June 30, 2003 and 2002 was $606,000 and $641,000, respectively. Included in the $606,000 is a $400,000 benefit from a partial reversal of the deferred tax valuation allowance. On a per diluted share basis, net income was $0.24 and $0.27 for the six months ended June 30, 2003 and 2002, respectively. Net income (loss) for the years ended December 31, 2002, 2001 and 2000 was $2.9 million, ($6.1) million and ($20.8) million, respectively. Included in the $2.9 million net income for 2002 is a $2.0 million benefit from a partial reversal of the deferred tax valuation allowance. See "Provision (Benefit) for Income Taxes." On a per share diluted basis, net income (loss) was $1.16, ($4.54) and ($15.58) for the years ended December 31, 2002, 2001 and 2000, respectively. Earnings per share figures for the periods 2001 and 2000 have been adjusted for the 1 for 5 reverse stock split declared in June 2001.

        Net Interest Income.    Our primary source of revenue is net interest income, which is the difference between interest income on earning assets and interest expense on interest-bearing liabilities. Net interest income and net interest margin are affected by several factors including (1) the level of, and the relationship between, the dollar amount of interest-earning assets and interest-bearing liabilities, (2) the relationship between repricing or maturity of our variable-rate and fixed-rate loans and securities, and our deposits and borrowings, and (3) the magnitude of our noninterest earning assets, including non-accrual loans and foreclosed real estate.

        For the six months ended June 30, 2003, net interest income before provision for loan losses decreased 23.4% to $4.3 million compared with $5.6 million for the same period a year earlier. Net interest margin for the six months ended June 30, 2003 was 3.91% compared with 4.82% for the same period a year earlier. The decrease in our net interest margin is primarily due to a decline in the average yield on our loans receivable of 113 basis points which is due to a run-off of our higher yielding subprime loans and the origination of higher quality and lower yielding income property loans, and a decline in the average yield of our investment securities of 145 basis points, which is due to a lower overall market interest rate environment. In addition, for the six months ended June 30, 2003, the cost of funds decreased 47 basis points, interest earning assets decreased by $13.0 million, and average interest-bearing liabilities decreased $10.4 million from the same prior year period. Total interest income decreased $2.0 million, or 20.1% from $10.2 million for the six months ended June 30, 2002 to $8.2 million for the six months ended June 30, 2003, while total interest expense decreased $739,000, or 16.1%, from $4.6 million for six months ended June 30, 2002 to $3.9 million for the six months ended June 30, 2003. The discount accretion included in interest income for the six months ended June 30, 2003 and June 30, 2002 was $1.6 million and $2.1 million, respectively. The discount accretion is based on our projections of the expected performance of the residual assets underlying the Participation Contract. However, the actual performance of the residual assets and cash realized by us could vary significantly from our projections. The assumptions utilized in the projections that could cause a substantial change in the cash realized from the Participation Contract are the estimated levels of future loan losses, future loan prices and the rate of prepayment speeds estimated for the loans underlying the residual assets. The reduction in the cost of interest-bearing liabilities is due to our continued focus on increasing lower cost core deposit accounts, namely consumer and small business transaction accounts, as well as the overall lower interest rate environment.

        Net interest income before provision for loan losses was $10.0 million for the year ended December 31, 2002, compared to $8.3 million for the year ended December 31, 2001. The $1.7 million increase in net interest income before provision for loan losses is primarily due to the discount accretion on the Participation Contract in 2002 of $3.8 million, declining market rates of interest on deposits during 2002, and our focus on increasing lower cost transaction accounts in 2002, partially offset by a decrease in 2002 of average loans outstanding and loan interest yield of $92.8 million and 87 basis points, respectively. Our average cost of interest-bearing liabilities decreased to 3.85% for the year ended December 31, 2002, compared with 5.42% for the year ended December 31, 2001. Our cost of deposits for 2002 was 3.12%. Our yield on average earning assets was 8.29% for the year ended December 31, 2002, compared with 8.33% for the year ended December 31, 2001. Total interest income decreased $5.6 million, or 22.8%, from $24.4 million for the year ended December 31, 2001 to

$18.9 million for the year ended December 31, 2002, while total interest expense decreased $7.3 million, or 44.9% from $16.2 million for the year ended December 31, 2001 to $8.9 million for the year ended December 31, 2002. Interest expense decreased primarily due to declining interest rates and redemption of all broker deposits and most wholesale deposits which led to a reduction in average interest-bearing deposits of $78.8 million.

        Net interest income before provision for loan losses was $8.3 million for the year ended December 31, 2001, compared to $13.1 million for the year ended December 31, 2000. The $4.8 million decrease in net interest income before provision for loan losses is reflective of a lower average balance and yield on interest-earning assets. Average earning assets declined from $468.0 million in 2000 to $293.6 million in 2001. The decrease is directly attributable to management's focus on the disposal and run-off of higher risk loans. Our yield on average earning assets was 8.33% for the year ended December 31, 2001, compared with 8.87% for the same period in 2000. Average interest-bearing liabilities declined by $171.6 million in 2001 compared to the balance in 2000. Our average cost of interest-bearing liabilities decreased to 5.42% during the year ended 2001, compared with 6.05% during the same period in 2000. Total interest income decreased $17.1 million, or 41.1% from $41.5 million at December 31, 2000 to $24.4 million at December 31, 2001, while total interest expense decreased $12.3 million, or 43.1% from $28.4 million for the year ended December 31, 2000 to $16.2 million for the year ended December 31, 2001.

        The following distribution, yield and rate analysis tables for the six months ended June 30, 2003 and 2002 and for each of the past three years, shows the rate earned on each component of our earning assets, the rates paid on each segment of our interest-bearing liabilities, and our net interest income, net interest spread and net interest margin. The same tables also show the annual average balance for each principal balance sheet category, and the amount of interest income or interest expense associated with that category. The yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown. Average balances are measured on a daily basis. The yields and costs include fees, which are considered adjustments to yields.

	For the Six Months Ended June 30,
	2003			2002
	Average Balance	Interest Income/ Expense	Average Rate/Yield(1)	Average Balance	Interest Income/ Expense	Average Rate/Yield(1)
	(Dollars in Thousands)
Assets:
Interest-earning assets:
Cash and cash equivalents	$767	$13	3.39%	$5,682	$71	2.50%
Federal funds sold	—	—	0.00%	375	3	1.60%
Investment securities(2)	44,515	651	2.92%	53,578	1,172	4.37%
Participation contract	5,211	1,556	59.72%	4,791	2,099	87.62%
Loans receivable, net(3)	170,322	5,951	6.99%	169,407	6,880	8.12%

Total interest-earning assets	220,815	8,171	7.40%	233,833	10,225	8.75%

Total noninterest-earning assets	17,675			12,773

Total assets	$238,490			$246,606

Liabilities and Stockholders' Equity:
Interest-bearing liabilities:
Transaction accounts(4)	53,558	$381	1.42%	$37,103	$264	1.42%
Certificate accounts	143,622	2,160	3.01%	174,544	3,144	3.60%

Total interest-bearing deposits	197,180	2,541	2.58%	211,647	3,408	3.22%
Other borrowed funds:
FHLB advances	15,450	254	3.29%	12,429	201	3.24%
Notes payable	11,474	955	16.65%	10,386	881	16.97%
Subordinated debentures	1,500	106	14.13%	1,500	105	14.01%

Total interest-bearing liabilities	225,604	3,856	3.42%	235,962	4,595	3.89%
Noninterest-bearing liabilities	1,634			2,242

Total liabilities	227,238			238,204
Stockholders' equity	11,252			8,402

Total liabilities and stockholders' equity	$238,490			$246,606

Net interest income		$4,315			$5,630

Net interest spread(5)			3.98%			4.86%

Net interest margin(6)			3.91%			4.82%

Ratio of average interest-earning assets to average interest-bearing liabilities			97.88%			99.10%

(1)
Average rates/yields for these periods have been annualized.

(2)
Includes unamortized discounts and premiums and certificates of deposit.

(3)
Amount is net of deferred loan origination fees, unamortized discounts, premiums and the allowance for loan losses, and includes loans held for sale and nonperforming loans. Loan fees were approximately $817,000 and $1.0 million for the six months ended June 30, 2003 and 2002, respectively.

(4)
Consists of checking, money market and passbook accounts.

(5)
Represents the weighted average yield on interest-earning assets less the weighted average cost of interest-bearing liabilities.

(6)
Represents net interest income (before provision for loan losses) as a percentage of average interest-earning assets.

	For the Years Ended December 31,
	2002			2001			2000
	Average Balance	Interest Income/ Expense	Average Rate/Yield	Average Balance	Interest Income/ Expense	Average Rate/Yield	Average Balance	Interest Income/ Expense	Average Rate/Yield
	(Dollars in Thousands)
Assets:
Interest-earning assets:
Cash and cash equivalents	$4,071	$100	2.46%	$20,331	$982	4.83%	$2,087	$278	13.35%
Federal funds sold	186	2	1.39%	444	16	3.72%	3,535	209	5.91%
Securities held under repurchase agreements	—	—	—	—	—	—	205	13	6.45%
Investment securities(1)	65,658	2,590	3.94%	27,148	1,471	5.42%	44,690	2,721	6.09%
Participation Contract	5,093	3,835	75.22%	—	—	0.00%	—	—	—
Loans receivable, net(2)	152,738	12,345	8.08%	245,629	21,973	8.95%	417,498	38,298	9.17%

Total interest-earning assets	227,746	18,872	8.29%	293,552	24,442	8.33%	468,015	41,519	8.87%

Total noninterest earning assets	15,446			21,101			52,354

Total assets	$243,192			$314,653			$520,369

Liabilities and Stockholders' Equity:
Interest-bearing liabilities:
Transaction accounts(3)	$41,916	638	1.52%	$27,326	374	1.37%	$31,665	667	2.10%
Certificate accounts	160,752	5,677	3.53%	254,145	14,615	5.75%	400,593	24,905	6.22%

Total interest-bearing deposits	202,668	6,315	3.12%	281,471	14,989	5.33%	432,258	25,572	5.91%
Other borrowed funds:
FHLB Advances	16,257	535	3.29%	15,494	992	6.40%	36,339	2,664	7.33%
Notes payable	10,899	1,850	16.98%	—	—	—	—	—	—
Subordinated debentures	1,500	210	14.01%	1,500	210	14.00%	1,500	210	14.00%

Total interest-bearing liabilities	231,324	8,910	3.85%	298,465	16,191	5.42%	470,097	28,446	6.05%
Noninterest-bearing liabilities:	2,494			4,862			18,994

Total liabilities	233,818			303,327			489,091
Stockholders' equity	9,374			11,326			31,278

Total liabilities and stockholders' equity	$243,192			$314,653			$520,369

Net interest income		$9,962			$8,251			$13,073

Net interest spread(4)			4.44%			2.91%			2.82%

Net interest margin(5)			4.37%			2.81%			2.79%

Ratio of average interest-earning assets to average interest-bearing liabilities			98.45%			98.35%			99.56%

(1)
Includes unamortized discounts and premiums and certificates of deposit.

(2)
Amount is net of deferred loan origination fees, unamortized discounts, premiums and the allowance for loan losses, and includes loans held for sale and nonperforming loans. Loan fees were approximately $1 million, $1.8 million and $3.5 million for the years ended December 31, 2002, 2001 and 2000, respectively.

(3)
Consists of checking, money market and passbook accounts.

(4)
Represents the weighted average yield on interest-earning assets less the weighted average cost of interest-bearing liabilities.

(5)
Represents net interest income (before provision for loan losses) as a percentage of average interest-earning assets.

        The following rate/volume analysis table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected our interest income and interest expense during the periods indicated. Information is provided in each category with respect to: (i) changes attributable to changes in volume (changes in volume multiplied by prior rate); (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

	Six Months Ended June 30, 2003 vs. 2002			Year Ended December 31, 2002 vs. 2001			Year Ended December 31, 2001 vs. 2000
	Increase (Decrease) Due to Change In			Increase (Decrease) Due to Change In			Increase (Decrease) Due to Change In
	Average Volume	Rate	Net	Average Volume	Rate	Net	Average Volume	Rate	Net
	(Dollars In Thousands)
Interest-earning assets:
Cash and cash equivalents	$(77)	$19	$(58)	$(546)	$(336)	$(882)	$986	$(282)	$704
Federal funds sold	(2)	(1)	(3)	(6)	(8)	(14)	(136)	(57)	(193)
Securities held under repurchase agreements	—	—	—	—	—	—	(6)	(7)	(13)
Investment securities	(176)	(345)	(521)	1,610	(491)	1,119	(976)	(274)	(1,250)
Participation contract	171	(714)	(543)	—	3,835	3,835	—	—	—
Loans receivable, net	37	(966)	(929)	(7,671)	(1,957)	(9,628)	(15,397)	(928))	(16,325)

Total interest-earning assets	(47)	(2,007)	(2,054)	(6,613)	1,043	(5,570)	(15,529)	(1,548)	(17,077)
Interest-bearing liabilities:
Transaction accounts	117	(0)	117	218	45	263	(82)	(210)	(292)
Certificate accounts	(509)	(475)	(984)	(4,360)	(4,577)	(8,937)	(8,538)	(1,753)	(10,291)
Notes payable	91	(16)	75	1,850	—	1,850	—	—	—
Subordinated debentures	—	—	—	—	—	—	—	—	—
FHLB advances	50	3	53	47	(504)	(457)	(1,370)	(302)	(1,672)

Total interest bearing liabilities	(251)	(488)	(739)	(2,245)	(5,036)	(7,281)	(9,990)	(2,265)	(12,255)

Change in net interest income	$204	$(1,519)	$(1,315)	$(4,368)	$6,079	$1,711	$(5,539)	$717	$(4,822)

        Provision for Loan Losses.    Provision for loan losses was $681,000 for the six months ended June 30, 2003, compared to $191,000 for the same period in 2002. Net charge-offs totaled $860,000 for the six months ended June 30, 2003 with $561,000 of this amount attributable to a project initiated in the fourth quarter of 2002 to re-evaluate all loans 90 days or more past due and to write-down or charge-off the loans based on the findings of this analysis, if so warranted. Our Loss Mitigation Department continues collection efforts on loans written-down and/or charged-off to maximize potential recoveries.

        The provision for loan losses decreased to $1.1 million for the year ended December 31, 2002 from $3.3 million for the year ended December 31, 2001. Net nonperforming loans decreased by 66.03% from $14.7 million at December 31, 2001 to $5.0 million at December 31, 2002, with a corresponding decrease in net charge-offs from $4.3 million in 2001 to $2.7 million in 2002. The decrease in nonperforming loans during 2002 was primarily due to the sale of delinquent loans in the second quarter of 2002, and improved loss mitigation practices implemented during 2001. Average loans outstanding during 2002 decreased by $92.9 million, or 37.8%, over 2001, while the provision for loan losses decreased $2.2 million in 2002, or 65.8%, compared to the 2001 provision.

        The provision for loan losses increased to $3.3 million for the year ended December 31, 2001 from $2.9 million for the year ended December 31, 2000. Net nonperforming loans decreased by 44.90%

from $26.7 million at December 31, 2000 to $14.7 million at December 31, 2001, partially resulting in an increase in net charge-offs from $275,000 in 2000 to $4.3 million in 2001. Average loans outstanding during 2001 decreased by $171.9 million, or 41.2%, over 2000, while the provision for loan losses increased $403,000 in 2001 or 13.8%, compared to the 2000 provision. In June 2001, we transferred $9.3 million in nonperforming loans from loans held for investment to loans held for sale in anticipation of a loan sale that did not materialize. At that time, a lower of cost or market adjustment of $634,000 was recorded as a charge-off against the allowance for loan losses.

        As of June 30, 2003, our allowance for loan losses, which includes both general and specific reserves, was $2.7 million or 1.43% of total gross loans, and 68.11% of nonperforming loans, compared to an allowance for loan losses of $2.8 million at December 31, 2002 or 1.74% of gross loans and 50.35% of nonperforming loans. The following table sets forth activity in our allowance for loan losses for the periods set forth in the table.

	As of and For the Six Months Ended June 30,		As of and For the Years Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(Dollars in Thousands)
Balances:
Average net loans outstanding during period	$170,322	$169,407	$152,738	$245,629	$417,498	$411,189	$329,699
Total loans outstanding at end of period	185,341	135,227	163,097	195,145	335,266	458,556	337,554
Allowance for Loan Losses:
Balance at beginning of period	2,835	4,364	4,364	5,384	2,749	2,777	2,573
Provision for loan losses	681	191	1,133	3,313	2,910	5,382	4,166
Charge-offs:
Real estate:
One-to-four family	959	929	1,908	3,829	273	3,163	1,023
Multi-family	—	—	—	—	—	—	—
Commercial	—	—	—	—	—	—	—
Construction and land	—	—	386
Other loans	182	362	820	847	134	2,677	3,048

Total charge-offs	1,141	1,291	3,114	4,676	407	5,840	4,071
Recoveries:
Real estate:
One-to-four family	79	161	295	125	31	92	2
Multi-family	—	—	—	—	—	—	—
Commercial	—	—	—	—	—	—	—
Construction and land	—	—	—	—	—	—	—
Other loans	202	35	157	218	101	338	107

Total recoveries	281	196	452	343	132	430	109
Net loan charge-offs (recoveries)	860	1,095	2,662	4,333	275	5,410	3,962

Balance at end of period	2,656	3,460	2,835	4,364	5,384	2,749	2,777

Ratios:
Net loan charge-offs to average total loans	1.01%	1.29%	1.74%	1.76%	0.07%	1.32%	1.20%
Allowance for loan losses to gross loans at end of period	1.43%	2.56%	1.74%	2.24%	1.61%	0.60%	0.82%
Allowance for loan losses to total nonperforming loans	68.11%	47.42%	50.35%	27.23%	19.87%	68.42%	36.81%

        Noninterest Income (Loss).    The following table sets forth the various components of our noninterest income for the periods indicated.

	For the Six Months Ended June 30,				For the Years Ended December 31,
	2003		2002		2002		2001		2000
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in Thousands)
Loan servicing and mortgage banking fee income	$372	27.2%	$466	67.6%	$761	40.7%	$1,893	47.4%	$6,987	(327.1)%
Bank and other fee income	208	15.2%	290	42.1%	531	28.4%	649	16.3%	568	(26.6)%
Net gain (loss) from mortgage banking operations	207	15.1%	(244)	(35.4)%	(261)	(14.0)%	402	10.1%	(5,684)	266.1%
Net gain (loss) on Participation Contract and investment securities	143	10.4%	(15)	(2.2)%	424	22.7%	884	22.1%	(4,848)	227.0%
Net gain on residual mortgage-backed securities	—	0.0%	—	0.0%	—	0.0%	—	0.0%	295	(13.8)%
Other income(1)	440	32.1%	192	27.9%	414	22.2%	164	4.1%	546	(25.6)%

Total noninterest income (loss)	1,370	100.0%	689	100.0%	1,869	100.0%	3,992	100.0%	(2,136)	100.0%
As a percentage of average earning assets	1.2%		0.6%		0.8%		1.4%		(0.5)%

(1)
Consists primarily of gain from sale of assets and miscellaneous operating income.

        Total noninterest income was $1.4 million for the six months ended June 30, 2003 compared with $689,000 for the same period a year earlier. The increase in 2003 was primarily due to a $143,000 gain on sale of GNMA mortgage-backed securities which were sold to fund our loan production, a $207,000 gain on sale of $8.9 million of commercial real estate secured loans, which were sold to manage the Bank's capital ratios, and the gain of $279,000 from the sale of two assets that were previously written-off in prior periods.

        Noninterest income was $1.9 million for the year ended December 31, 2002, compared to $4.0 million for the year ended December 31, 2001. This $2.1 million decrease is primarily due to lower loan servicing income which is reflective of the fewer number of accounts in our loan portfolio in 2002 and our exit from the mortgage banking business. Loan servicing and mortgage banking income was $761,000 for the year ended December 31, 2002 compared to $1.9 million for the year ended December 31, 2001. This $1.1 million decrease is primarily due to the decline in the prepayment penalties income of $446,000, late charge fees of $262,000 and servicing income on loans sold of $208,000. The number of accounts owned or serviced as of December 31, 2002 was 1,418 compared to 2,491 as of December 31, 2001.

        Noninterest income was $4.0 million for the year ended December 31, 2001, compared to a loss of $2.1 million for the year ended December 31, 2000. This $6.1 million increase is primarily due to a lower of cost or market adjustment in 2000 of $3.0 million against the held-for-sale loan portfolio to adjust the value to the lower of cost or market, the write-down of the Participation Contract of $4.9 million and $2.7 million in losses from the sale of loans in 2000 as a result of our exit from mortgage banking.

        Loan servicing and mortgage banking income was $1.9 million for the year ended December 31, 2001 compared to $7.0 million for the year ended December 31, 2000. This $5.1 million decrease is primarily due to the decline in servicing fee income after the sale in the first quarter of 2001 of substantially all of our mortgage servicing rights, which resulted in a gain of $166,000. This sale was consistent with our strategy to reduce risk in our balance sheet. The number of accounts owned or serviced as of December 31, 2001 was 2,491 compared to 9,483 as of December 31, 2000.

        Noninterest Expense.    The following table sets forth the various components of our noninterest expense for the periods indicated.

	For the Six Months Ended June 30,				For the Years Ended December 31,
	2003		2002		2002		2001		2000
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in Thousands)
Compensation and benefits	$2,278	47.5%	$2,233	40.6%	$4,448	43.8%	$5,448	38.0%	$11,337	43.9%
Premises and occupancy	708	14.8%	1,012	18.4%	1,890	18.6%	2,513	17.5%	4,266	16.5%
Data processing and communications	197	4.1%	287	5.2%	541	5.3%	712	5.0%	1,072	4.2%
Net loss on foreclosed real estate	51	1.1%	144	2.6%	86	0.8%	387	2.7%	589	2.3%
Restructuring charges	—	—	—	—	—	—	—	—	849	3.3%
Other expense(1)	1,562	32.6%	1,829	33.2%	3,200	31.5%	5,280	36.8%	7,693	29.8%

Total noninterest expense	4,796	100.0%	5,505	100.0%	10,165	100.0%	14,340	100.0%	25,806	100.0%
As a percentage of average earning assets	4.3%		4.7%		4.5%		4.9%		5.5%

(1)
Consists primarily of loan servicing expense, loan expense, SAIF insurance premiums, professional expenses and telephone expenses.

        Noninterest expenses were $4.8 million for the six months ended June 30, 2003, compared to $5.5 million for the six months ended June 30, 2002. The $709,000 decrease is the result of actions taken by management during 2002 to reduce overall operating expenses. These actions included, but are not limited to, closing our two smallest depository branches in the second quarter of 2002 and the relocation of our corporate headquarters during the third quarter of 2002.

        Noninterest expense for the year ended December 31, 2002 was $10.2 million compared to $14.3 million for the year ended December 31, 2001. The $4.2 million decrease in noninterest expense was primarily comprised of decreases in compensation and benefits of $1.0 million, other expenses of $2.1. million, premises and occupancy of $623,000 and losses on foreclosed real estate of $301,000. The decrease in compensation is primarily due to the reduction of employees from 66 full-time employees at December 31, 2001 to 57 full-time employees at December 31, 2002. As a result of management's continuing efforts to reduce our operating expenses, and the reduction of loan accounts being serviced, other expenses decreased by a net $2.1 million, primarily due to declines in loan servicing expense of $1.3 million.

        Noninterest expense for the year ended December 31, 2001 was $14.3 million compared to $25.8 million for the year ended December 31, 2000. The $11.5 million decrease in noninterest expense was primarily comprised of a decrease in compensation and benefits of $5.9 million and a $2.4 million net decrease in other expenses. The decrease in compensation is primarily due to the reduction of employees from 100 full-time employees at December 31, 2000 to 66 full-time employees at December 31, 2001. As a result of our exit from mortgage banking and management's continuing efforts to reduce our operating expenses, other expenses decreased by a net $2.4 million, primarily due to declines in loan servicing expense of $1.1 million, postage expense of $409,000, and stationary and office supplies of $355,000, partially offset by an increase of $808,000 in our deposit insurance premiums in 2001.

        Provision (Benefit) for Income Taxes.    We reported a benefit for income taxes for the six months ended June 30, 2003 of $398,000 compared to a benefit of $18,000 for the six months ended June 30, 2002. We reversed $400,000 of a deferred tax valuation allowance during 2003. We have a consolidated deferred tax asset of $12.0 million on which we have established a $9.2 million valuation allowance due to the uncertainty of the realization of the deferred tax asset. In the future, the allowance may be further reduced depending on our profitability.

        The provision for income taxes decreased to a tax benefit of $2.3 million for the year ended December 31, 2002 compared to a provision of $642,000 for the year ended December 31, 2001. We had income before income taxes of $533,000 for the year ended December 31, 2002 compared to $5.4 million loss before tax provision for the year ended December 31, 2001. We increased the deferred tax asset $2.0 million from $350,000 in 2001 to $2.4 million in 2002 based on estimated future taxable income.

        The provision for income taxes decreased to a tax provision of $642,000 for the year ended December 31, 2001 compared to a provision of $3.0 million for the year ended December 31, 2000. The loss before income taxes decreased to $5.4 million for the year ended December 31, 2001 compared to $17.8 million loss before income taxes for the year ended December 31, 2000. We increased the deferred tax valuation allowance by $1.7 million from $9.9 million in 2000 to $11.6 million, as it was more likely than not that the benefit would not be realized.

        Change in Control and Net Operating Loss Carryforward.    If there is an ownership change of control, as defined by IRC Section 382, the amount of our deferred tax asset to be recovered could be limited. Under IRC Section 382, a limitation is placed on the use of NOL carryforwards on an annual basis. Since we are offering more than 50% of our issued and outstanding shares in this offering, this offering will result in an ownership change under IRC Section 382 and limit the NOL amounts that we may use in future years to reduce our taxable income. The IRC Section 382 limitation is calculated by taking the value of our company multiplied by the long-term tax exempt rate. In accordance with IRC Section 382(f)(2), the adjusted federal long-term rate is determined under IRC Section 1274(d). In general, under IRC Section 382(e)(1) the value of our company will be the value of our stock (including any preferred stock described in IRC Section 1504(a)(4)), as well as certain options and warrants outstanding immediately before the ownership change. IRC Section 382 also applies in the case of a corporation that has a "net unrealized built-in loss" or "net unrealized built-in-gain" at the time of the ownership change.

        At June 30, 2003, we have federal tax net operating loss carryforwards of approximately $24.3 million, of which we incurred $14.7 million, $4.2 million, $4.6 million and $756,000 in NOLs in the years 2000, 2001, 2002 and the six months ended June 30, 2003, respectively. In addition to the IRC Section 382 limitation, the utilization of NOL carryforwards is also limited to the succeeding 20 years after being incurred. We estimate that $8.5 million of our NOLs will be disallowed as a result of the IRC Section 382 limitation and the expiration of unused NOL amounts, assuming a 34% tax rate. This disallowed $8.5 million of NOL results in a decrease in our deferred tax assets of $2.9 million. We have a current valuation allowance of $9.2 million which we believe should cover the loss of this $2.9 million of deferred tax assets. We currently estimate that the annual limitation on the use of our NOLs as a result of the application of IRC Section 382 will be between $750,000 and $900,000. In addition to a Federal tax NOL, we also have a California State NOL of approximately $12.8 million. We anticipate that a change in control would reduce our state NOL by approximately $8.5 million and the state deferred tax asset by an estimated $922,000, assuming a tax rate of 10.84%. The previously mentioned valuation allowance includes $2.2 million for state deferred taxes, which should also cover any loss of our state deferred tax asset due to a change in control.

Comparison of Financial Condition

        Assets.    Our total assets were $250.4 million at June 30, 2003 compared to $238.3 million and $243.7 million at December 31, 2002 and December 31, 2001, respectively. The 5.1% increase in total assets from December 31, 2002 to June 30, 2003 was due primarily to a $22.7 million growth in net loans, partially offset by a $11.2 million decrease in our investment portfolio.

        Investment Securities.    Our investment policy as established by our board of directors attempts to provide and maintain liquidity, generate a favorable return on investments without incurring undue interest rate and credit risk, and complement our lending activities. Specifically, our policies limit investments to U.S. government securities, federal agency-backed securities, non-government guaranteed securities, including corporate debt obligations which are investment grade, and mutual funds comprised of the above.

        At June 30, 2003, our FHLB stock was reclassified in our financial statements from available for sale to held to maturity due to the FHLB requirement that the Bank hold FHLB capital stock based upon a formula using the outstanding advances and loan collateral securing the advances. Prior periods' balances for investments were not reclassified in this document. The amount of FHLB stock owned at June 30, 2003 and at December 31, 2002 and 2001 was $1.6 million, $1.9 million and $3.1 million, respectively.

        Our investment securities portfolio amounted to $51.9 million at June 30, 2003 as compared to $63.1 million at December 31, 2002 and $39.1 million at December 31, 2001. As of June 30, 2003 the portfolio consisted of $13.2 million of mortgage-backed securities, $31.7 million of mutual funds, $1.6 million of FHLB stock and the Participation Contract with a carrying value at June 30, 2003 of $5.4 million. The decrease in securities in 2003 is due to the sale of $13.0 million of mortgage-backed securities for the purpose of funding new loan originations. The increase in securities in 2002 was due to excess cash generated by the sale and run-off of subprime loans.

        At June 30, 2003, our $13.2 million of mortgage-backed securities are all insured or guaranteed by Freddie Mac or the Veteran's Administration and are accounted for as available for sale. In addition, our mutual funds consist of $21.4 million of the Asset Management Fund Adjustable Rate Mortgage ("ARM") Fund and $10.3 million of the Asset Management Fund Intermediate Fund. The ARM Fund invests in U.S. government agency adjustable-rate mortgage-backed securities, fixed and floating-rate collateralized mortgage obligations and investment grade corporate debt instruments. The Intermediate Fund invests in mortgage-backed securities, U.S. government notes and U.S. government agency debentures. We may increase or decrease our investment in mortgage-backed securities and mutual funds in the future depending on our liquidity needs and market opportunities.

        Beginning in June 2001, the residual assets underlying the Participation Contract began to generate cash flow to the lead participants in the contract. As a result, we began receiving cash from the Participation Contract during the second quarter of 2002 and as of June 30, 2003, we have received an aggregate of $4.4 million in cash under the Participation Contract. Based on the our analysis of the expected performance of the underlying loans, the future cash to us under the Participation Contract is expected to be approximately $11 to $13 million over the next five years. For additional information regarding the Participation Contract see "Business—Our History—Participation Contract."

        We do not believe there is an active market for an asset such as the Participation Contract and have determined the estimated fair value utilizing a cash flow model which determines the present value of the estimated expected cash flows from this contract using a discount rate we believe is commensurate with the risks involved. However, the actual performance of the residual assets and cash realized by us could vary significantly from our projections. The assumptions utilized in the projections that could cause a substantial change in the cash realized from the Participation Contract are the estimated levels of future loan losses, future loan prices and the rate of prepayment speeds estimated for the loans underlying the residual assets. We commenced accreting the discount (recognizing interest income) and the expected yield differential (the difference between the fair market value and the book value) on the Participation Contract during 2002 over the expected remaining life of the contract using a level yield methodology. The accretion will be adjusted for any changes in the expected performance of the contract. We recorded discount accretion or the recognition of interest income of $1.6 million for the six months ended June 30, 2003 and $3.8 million for the year ended December 31, 2002. The Participation Contract has been pledged as collateral for the Note.

        The following table sets forth certain information regarding the amortized cost and fair values of the securities in our investment portfolio at the dates indicated:

			As of December 31,
	As of June 30, 2003
			2002		2001
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in Thousands)
Available for Sale:
Mortgage-backed securities	$13,182	$13,179	$29,691	$30,039	$8,508	$8,584
Mutual funds	31,718	31,728	26,244	26,264	23,081	22,963
FHLB stock	—	—	1,940	1,940	3,112	3,112
Participation Contract	—	—	—	—	4,428	4,428

Total securities and Participation Contract available for sale	44,900	44,907	55,935	58,243	39,129	39,087

Held to Maturity:
Mortgage-backed securities	—	—	—	—	—	—
Mutual funds	—	—	—	—	—	—
FHLB stock	1,621	1,621	—	—	—	—
Participation Contract	5,379	7,376	4,869	7,025	—	—

Total securities and Participation Contract held to maturity	7,000	8,997	4,869	7,025	—	—

Total investment securities	$51,900	$53,904	$62,744	$65,268	$39,129	$39,087

        The tables below set forth certain information regarding the carrying value, weighted average yields and contractual maturities of our securities as of June 30, 2003.

	As of June 30, 2003,
	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in Thousands)
Available for Sale:
Mortgage-backed securities	$—	—%	$—	—%	$—	—%	$13,179	4.06%	$13,179	4.06%
Mutual funds	31,728	2.62%	—	—	—	—	—	—	31,728	2.62%

Total securities available for sale	31,728	2.62%	—	—	—	—	$13,179	4.06%	44,907	3.04%
Held to Maturity:
FHLB stock	1,621	4.69%	—	—	—	—	—	—	1,621	4.69%
Participation Contract	5,379	59.72%	—	—	—	—	—	—	5,379	59.72%

Total securities held to maturity	7,000	46.98%	—	—	—	—	—	—	7,000	46.98%

Total securities and Participation Contract	$38,728	10.64%	—	—	—	—	13,179	—	51,907	8.97%

        Loans.    Gross loans outstanding totaled $185.3 million at June 30, 2003 compared to $163.1 million at December 31, 2002 and $195.1 million at December 31, 2001. Included in our loan portfolio as of June 30, 2003 are $52.1 million of one-to-four family loans of which $9.6 million of such loans are secured by first liens or second liens on real estate to subprime credit borrowers and $7.3 million of such loans are secured by junior liens on real estate and are considered high loan-to-value loans. We ceased originating subprime loans and high loan-to-value loans in the years 2000 and 1998, respectively. Currently, we are originating multi-family, commercial real estate and residential construction loans.

        We originated and purchased $64.2 million of loans for the six months ending June 30, 2003. There was a loan sale totaling $8.9 million in the first six months of 2003. The $8.9 million loan sale was comprised entirely of commercial real estate secured loans which were 100% risk-weighted pursuant to applicable capital requirements and were sold as part of managements' strategy to actively monitor and manage the Bank's capital ratios. The loan sale generated a gain on sale of $207,000. Principal repayments totaled $31.0 million during the six months ended June 30, 2003.

        For the years ending December 31, 2002 and 2001, we originated and purchased $79.3 million and $23.9 million of loans, respectively. Loan production was held to modest levels during the first quarter of 2002 and all of 2001 while the Bank was operating under a Supervisory Agreement with the OTS. See "Business—Our History—Regulatory Matters." There were loan sales of $33.8 million and $29.5 for the years ending December 31, 2002 and 2001, respectively. The loan sales in 2002 and 2001 were comprised of one-to-four family loans which had been originated by us in prior periods. Principal repayments totaled $69.6 million and $119.8 million during the years 2002 and 2001, respectively.

        The following table sets forth the composition of our loan portfolio in dollar amounts and as a percentage of the portfolio at the dates indicated

			As of December 31,
	As of June 30, 2003
			2002		2001		2000		1999		1998
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in Thousands)
Real estate
One-to-four family(2):	$52,077	28.10%	$68,822	42.20%	$166,372	85.26%	$270,754	80.76%	$381,932	83.29%	$294,033	87.11%
Multi-family	110,633	59.69%	62,511	38.33%	7,522	3.85%	8,609	2.57%	9,851	2.15%	17,380	5.15%
Commercial	15,842	8.55%	23,050	14.13%	6,460	3.31%	9,092	2.71%	11,860	2.59%	14,225	4.21%
Construction and land	6,566	3.54%	8,387	5.14%	14,162	7.26%	45,657	13.62%	52,175	11.38%	8,571	2.54%
Other loans	223	0.12%	327	0.20%	629	0.32%	1,154	0.34%	2,738	0.59%	3,345	0.99%

Total gross loans	185,341	100.00%	163,097	100.00%	195,145	100.00%	335,266	100.00%	458,556	100.00%	337,554	100.00%

Less:
Allowance for loan losses	2,656		2,835		4,364		5,384		2,749		2,777
Undisbursed loan funds	2,036		2,372		3,990		15,018		25,885		6,399
Deferred loan origination (costs), fees and (premiums) discounts	(281)		(341)		(385)		(1,860)		(4,406)		(5,946)

Total net loans	$180,930		$158,231		$187,176		$316,724		$434,328		$334,324

(2)
Includes loans secured by second deeds of trust.

        The following table sets forth our loan originations, purchases, sales, and principal repayments for the periods indicated:

	As of and For the Six Months Ended June 30,		As of and For the Years Ended December 31,
	2003	2002	2002	2001	2000
	(Dollars in Thousands)
Gross loans:
Beginning balance	$163,097	$195,145	$195,145	$335,266	$448,556
Loans originated:
One-to-four family	—	—	—	7,117	171,692
Multi-family	58,142	2,995	42,727	—	—
Commercial	1,150	—	2,933	30	—
Construction and land	2,663	1,015	3,644	5,211	27,325
Other loans	—	—	—	—	10,088

Total loans originated	61,955	4,010	49,304	12,358	209,105

Loans purchased	2,214	17,283	29,983	11,502	260,410

Subtotal—production	64,169	21,293	79,287	23,860	469,515

Total	227,266	216,438	274,432	359,126	928,071

Less:
Principal repayments	31,044	43,958	69,649	119,803	100,115
Sales of loans	8,938	33,796	33,796	29,518	490,173
Charge-offs	860	1,095	2,663	4,333	275
Transfer to REO	1,083	2,362	5,227	10,327	2,242

Total gross loans	185,341	135,227	163,097	195,145	335,266
Ending balance loans held for sale (gross)	1,996	3,024	2,072	5,418	—

Ending balance loans held for investment (gross)	$183,345	$132,203	$161,026	$189,727	$335,266

        The following table shows the contractual maturity of our gross loans at June 30, 2003. The table does not reflect prepayment assumptions.

	As of June 30, 2003
	One- to Four Family	Multi- Family	Commercial	Construction and Land	Other Loans	Total Loans Receivable
	(Dollars in Thousands)
Amounts due:
One year or less	$1	$—	$78	$4,766	$180	$5,025
After one year:
More than one year to three years	—	1,037	5,778	1,150	7	7,972
More than three years to five years	21	—	4,555	—	—	4,576
More than five years to 10 years	6,279	3,088	2,554	650	—	12,571
More than 10 years to 20 years	13,633	9,232	1,303	—	31	24,199
More than 20 years	32,143	97,276	1,574	—	5	130,998

Total amount due	52,077	110,633	15,842	6,566	223	185,341

Less (plus):
Undisbursed loan funds	—	—	—	2,036	—	2,036
Deferred loan origination fees (costs)	(477)	(354)	(30)	43	1	(817)
Lower of cost or market	532	—	—	—	4	536
Allowance for loan losses	1,943	553	79	74	7	2,656

Total loans, net	50,079	110,434	15,793	4,413	211	180,930

Loans held for sale, net	1,816	—	—	—	—	1,816

Loans held for investment, net	$48,263	$110,434	$15,793	$4,413	$211	$179,114

        The following table set forth at June 30, 2003 the dollar amounts of gross loans receivable contractually due after June 30, 2004 and whether such loans have fixed interest rates or adjustable interest rates.

	Loans Due After June 30, 2004 At June 30, 2003
	Fixed	Adjustable	Total
	(Dollars in Thousands)
Residential:
One-to-four family	$26,965	$25,111	$52,076
Multi-family	2,333	108,300	110,633
Commercial real estate	5,528	10,236	15,764
Construction and land	—	1,800	1,800
Other loans	38	5	43

Total gross loans receivable	$34,864	$145,452	$180,316

        Allowance for Loan Losses.    We maintain an allowance for loan losses to absorb losses inherent primarily in the loans held for investment portfolio. Loans held for sale are carried at the lower of cost or estimated market value. Net unrealized losses, if any, are recognized in a lower of cost or market valuation allowance by charges to operations. The allowance is based on ongoing, quarterly assessments of probable estimated losses inherent in the loan portfolios. The allowance is increased by a provision for loan losses which is charged to expense and reduced by charge-offs, net of recoveries.

        As of June 30, 2003, the allowance for loan losses totaled $2.7 million, compared to $2.8 million at December 31, 2002 and $4.4 million at December 31, 2001. The June 30, 2003 allowance for loan losses, as a percent of nonperforming loans and gross loans was 68.1% and 1.4%, respectively, compared with 50.4% and 1.7% at December 31, 2002 and 27.2% and 2.2% at December 31, 2001. The

specific allowance amounts which are included in the allowance for loan losses, totaled $731,000, $735,000 and $1.3 million as of June 30, 2003, December 31, 2002 and December 31, 2001, respectively.

        The Bank's methodology for assessing the appropriateness of the allowance consists of several key elements, which include the formula allowance, specific allowance for identified problem loans and the unallocated allowance. The formula allowance is calculated by applying loss factors to all loans held for investment. The loss factors are applied according to loan program type and loan classification. The loss factors for each program type and loan classification are established based primarily upon the Bank's historical loss experience and are evaluated on a quarterly basis. In determining the loss factors the Internal Asset Review Manager ("IAR Manager") conducts quarterly loss migration analysis of the Bank's loan portfolio over at least the previous four quarters to determine the percentage of loans migrating from a particular classification category through to a realized loss. The migration analysis and estimation of loss factors is performed on the Bank's loan portfolio and stratified based on geographic location of the collateral and individual loan types.

        Specific allowances are established for certain loans where management has identified significant conditions or circumstances related to a credit that management believes indicates the probability that a loss has been incurred in excess of the amount determined by the application of the formula allowance. Furthermore, on all one-to-four family loans secured by first and second deeds of trust that are 90 days or more past due, a market evaluation which includes adjusting the value for the location of the collateral and the Bank's historic loss for that location is completed and a specific allowance is determined based on the valuation of the collateral underlying the loan. A specific allowance is calculated by subtracting the current market value less estimated selling and holding costs from the loan balance.

        The Internal Asset Review Committee ("IARC") meets monthly to review and monitor conditions in the portfolio and to determine the appropriate allowance for loan losses based on the recommendation of the IAR Manager and the analysis performed. To the extent that any of these conditions are evidenced by a specifically identifiable problem credit or portfolio segment as of the evaluation date, the IARC's estimate of the effect of such condition may be reflected as a specific allowance applicable to such credit or portfolio segment. Where any of these conditions is not evidenced by a specifically identifiable problem credit or portfolio segment as of the evaluation date, the IARC's evaluation of the probable loss related to such condition is reflected in the unallocated allowance. By assessing the probable estimated losses inherent in the loan portfolio on a quarterly basis, the Bank is able to adjust specific and inherent loss estimates based upon more recent information that has become available.

        The following tables set forth the amount of our allowance for loan losses and the percent of gross loans to total gross loans for each of the categories listed as of the periods indicated.

	As of June 30, 2003
Balance at End of Period Applicable to	Amount	% of Loans in Category to Total Loans
	(Dollars in Thousands)
Real estate:
Residential:
One-to-four family	$1,407	28.10%
Multi-family	553	59.69%
Commercial real estate	79	8.55%
Construction and land	74	3.54%
Other loans	7	0.12%
Unallocated	536

Total	2,656	100.00%

	As of December 31,
	2002		2001		2000		1999		1998
Balance at End of Period Applicable to	Amount	% of Loans in Category to Total Loans	Amount	% of Loans in Category to Total Loans	Amount	% of Loans in Category to Total Loans	Amount	% of Loans in Category to Total Loans	Amount	% of Loans in Category to Total Loans
	(Dollars in Thousands)
Real estate:
Residential:
One-to-four family	$2,205	42.20%	$3,611	85.26%	$4,597	80.76%	$2,582	83.29%	$1,984	87.11%
Multi-family	316	38.33%	44	3.85%	53	2.57%	64	2.15%	68	5.15%
Commercial	121	14.13%	39	3.31%	68	2.71%	6	2.59%	250	4.21%
Construction and land	92	5.14%	618	7.26%	617	13.62%	26	11.38%	60	2.54%
Other loans	16	0.20%	52	0.32%	49	0.34%	71	0.59%	415	0.94%
Unallocated	85		—		—		—		—

Total	2,835	100.00%	4,364	100.00%	5,384	100.00%	2,749	100.00%	2,777	100.00%

        The following table sets forth the allowance for loan losses amounts calculated by the categories listed for the periods set forth in the table.

			At December 31,
	At June 30, 2003		2002		2001
	Amount	% of Allowance to Total	Amount	% of Allowance to Total	Amount	% of Allowance to Total
	(Dollars in Thousands)
Formula Allowance	$1,389	52.30%	$2,015	71.07%	$2,976	68.19%
Specific Allowance	731	27.52%	735	25.93%	1,388	31.81%
Unallocated Allowance	536	20.18%	85	3.00%	—	0.00%

Total	$2,656	100.00%	$2,835	100.00%	$4,364	100.00%

	As of December 31,
	2000		1999		1998
	Amount	% of Allowance to Total	Amount	% of Allowance to Total	Amount	% of Allowance to Total
	(Dollars in Thousands)
Formula Allowance	$4,998	92.83%	$2,749	100.00%	$2,642	95.10%
Specific Allowance	386	7.17%	—	0.00%	135	4.90%
Unallocated Allowance	—	0.00%	—	0.00%	—	0.00%

Total	$5,384	100.00%	$2,749	100.00%	$2,777	100.00%

        Nonperforming Assets.    At June 30, 2003 and December 31, 2002 and 2001, we had $3.3 million, $5.0 million and $14.7 million of net nonperforming loans, respectively. Our current policy is to not accrue interest on loans 90 days or more past due. The decrease in nonperforming assets is primarily due to the sales of subprime loans and substantially improved loss mitigation practices in 2002 and 2001, a low interest rate environment which allowed delinquent customers to refinance or sell their homes, stronger collection efforts and the sale of real estate owned ("REO") properties.

        REO was $1.4 million (consisting of 29 properties) at June 30, 2003, compared to $2.4 million (consisting of 32 properties) at December 31, 2002 and $4.2 million (consisting of 87 properties) at December 31, 2001. Real estate properties acquired through or in lieu of foreclosure are initially recorded at the lower of fair value less cost to sell or the balance of the loan at the date of foreclosure through a charge to the allowance for loan losses. It is the policy of the Bank to obtain an appraisal and/or a market evaluation on all REO at the time of possession. After foreclosure, valuations are periodically performed by management as needed due to changing market conditions or factors specifically attributable to the properties' condition. If the carrying value of the property exceeds its fair value less estimated cost to sell, a charge to operations is recorded.

        The following tables set forth information concerning nonperforming loans and REO at the periods indicated:

	As of June 30,		As of December 31,
	2003	2002	2002	2001	2000	1999	1998
	(Dollars in Thousands)
Nonperforming loans:(3)
Real Estate:
One-to-four family	$3,793	$5,873	$5,203	$12,687	$20,309	$2,462	$7,134
Multi-family	—	66	—	—	67	198	—
Commercial	—	—	—	—	—	—	131
Construction and land	—	1,134	—	2,530	2,184	—	—
Other loans	—	16	2	23	79	27	279

Total nonaccrual loans	3,793	7,089	5,205	15,240	22,640	2,687	7,544
Foreclosures in process	107	208	425	786	4,454	1,331	—
Specific allowance	(561)	(1,284)	(627)	(1,310)	(386)	—	(135)

Total nonperforming loans, net	3,339	6,012	5,000	14,717	26,708	4,018	7,409
Foreclosed real estate owned(4)	1,369	2,772	2,427	4,172	1,683	2,214	1,898

Total nonperforming assets(5), net	4,708	8,784	7,430	18,889	28,391	6,232	9,307

Restructured loans(6)	—	—	—	—	19	—	131
Allowance for loan losses as a percent of gross loans receivable(7)	1.43%	2.56%	1.74%	2.24%	1.61%	0.60%	0.82%
Allowance for loan losses as a percent of total nonperforming loans, gross	68.11%	47.42%	50.35%	27.23%	19.87%	68.42%	36.81%
Nonperforming loans, net of specific allowances, as a percent of gross loans receivable	1.80%	4.45%	3.07%	7.54%	7.97%	0.88%	2.19%
Nonperforming assets, net of specific allowances, as a percent of total assets	1.88%	3.57%	3.12%	7.75%	6.85%	1.13%	2.17%

(3)
During the six months ended June 30, 2003 and June 30, 2002 and the years ended December 31, 2002, 2001, 2000, 1999 and 1998, approximately $95,000, $157,000 and $313,000, $555,000, $833,000, $838,000 and $824,000, respectively, of interest income related to these loans was included in net income. Additional interest income of approximately $571,000, $1.0 million, $708,000, $1.7 million, $1.8 million, $384,000 and $789,000, respectively, would have been recorded for the six months ended June 30, 2003 and the years ended December 31, 2002, 2001, 2000, 1999 and 1998 if these loans had been paid in accordance with their original terms and had been outstanding throughout the applicable period then ended or, if not outstanding throughout the applicable period then ended, since origination.

(4)
Foreclosed real estate owned balances are shown net of related loss allowances.

(5)
Nonperforming assets consist of nonperforming loans and REO. Nonperforming loans consisted of all loans 90 days or more past due and foreclosures in process less than 90 days and still accruing interest.

(6)
A "restructured loan" is one the terms of which were renegotiated to provide a reduction or deferral of interest or principal because of a deterioration in the financial position of the borrower. We did not include in interest income any interest on restructured loans during the periods presented.

(7)
Gross loans include loans receivable held for investment and held for sale.

        The following table sets forth delinquencies in our loan portfolio as of the dates indicated.

	At June 30, 2003				At December 31, 2002
	60-89 Days		90 Days or More		60-89 Days		90 Days or More
	# of Loans	Principal Balance of Loans	# of Loans	Principal Balance of Loans	# of Loans	Principal Balance of Loans	# of Loans	Principal Balance of Loans
	(Dollars in Thousands)
Multi-family	—	—	—	—	—	—	—	—
Commercial real estate	—	—	—	—	—	—	—	—
Construction and land	—	—	—	—	—	—	—	—
One-to-four family and other loans	8	586	66	3,793	17	929	91	5,205

Total	8	586	66	3,793	17	929	91	5,205

Delinquent loans to total gross loans		0.32%		2.05%		0.58%		3.24%

	At December 31, 2001				At December 31, 2000
	60-89 Days		90 Days or More		60-89 Days		90 Days or More
	# of Loans	Principal Balance of Loans	# of Loans	Principal Balance of Loans	# of Loans	Principal Balance of Loans	# of Loans	Principal Balance of Loans
	(Dollars in Thousands)
Multi-family	1	66	—	—	—	—	1	67
Commercial real estate	—	—	—	—	—	—	—	—
Construction and land	—	—	3	2,530	—	—	2	2,184
One-to-four family and other loans	29	1,204	155	12,710	72	3,469	290	20,389

Total	30	1,270	158	15,240	72	3,469	293	22,640

Delinquent loans to total gross loans		0.65%		7.81%		1.03%		6.75%

	At December 31, 1999				At December 31, 1998
	60-89 Days		90 Days or More		60-89 Days		90 Days or More
	# of Loans	Principal Balance of Loans	# of Loans	Principal Balance of Loans	# of Loans	Principal Balance of Loans	# of Loans	Principal Balance of Loans
	(Dollars in Thousands)
Multi-family	—	—	1	198	—	—	—	—
Commercial real estate	—	—	—	—	—	—	1	131
Construction and land	—	—	—	—	—	—	—	—
One-to-four family and other loans	70	2,472	56	2,489	42	486	129	7,413

Total	70	2,472	57	2,687	42	486	130	7,544

Delinquent loans to total gross loans		0.54%		0.59%		0.14%		2.23%

        Classified Assets.    Federal regulations require that the Bank utilize an internal asset classification system to identify and report problem and potential problem assets. The Bank's IAR Manager has responsibility for identifying and reporting problem assets to the Bank's IARC, which operates pursuant to the board-approved IAR policy. The policy incorporates the regulatory requirements of monitoring and classifying all assets of the Bank. The Bank currently designates or classifies problem and potential problem assets as "Special Mention", "Substandard" or "Loss" assets. An asset is considered "Substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the Bank will sustain "some loss" if the deficiencies are not corrected. All REO acquired from foreclosure is classified as "Substandard." Assets classified as "Loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss allowance is not warranted. Assets which do not currently expose the Bank to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are designated "Special Mention."

        When the Bank classifies an asset, or portions thereof, as Substandard under current OTS policy, the Bank is required to consider establishing a general valuation allowance in an amount deemed prudent by management. The general valuation allowance, which is a regulatory term, represents a loss allowance which has been established to recognize the inherent credit risk associated with lending and investing activities, but which, unlike specific allowances, has not been allocated to particular problem assets. When the Bank classifies one or more assets, or portions thereof, as "Loss," it is required either to establish a specific allowance for losses equal to 100% of the amount of the asset so classified or to charge off such amount.

        The IARC reviews the IAR Manager's recommendations for classifying the Bank's assets quarterly and reports the results of its review to the Board of Directors. The Bank classifies assets and establishes both a general allowance and specific allowance in accordance with the board-approved allowance for loan losses policy. The following table sets forth information concerning substandard assets, REO and total classified assets at June 30, 2003.

At June 30, 2003
	Total Substandard Assets		REO		Total Substandard Assets and REO
	Gross Balance	# of Loans	Gross Balance	# of Properties	Gross Balance	# of Assets
(Dollars in Thousands)
Residential:	$3,757	70	$1,369	31	$5,126	101
One-to-four family	—	—	—	—	—	—
Multi-family	—	—	—	—	—	—
Commercial real estate	—	—	—	—	—	—
Construction and land	—	—	—	—	—	—
Other Loans	—	—	—	—	—	—
Specific Allowance	(450)	—	—	—	(450)	—

Total Substandard Assets	$3,307	70	1,369	31	$4,676	101

        At June 30, 2003, the Bank had $7.5 million of Special Mention assets, $4.7 million of Substandard assets, and $450,000 assets classified as Loss that are offset by a specific allowance of the same amount. The difference between the specific allowance in the above table and the total specific allowance is the specific allowance on accounts that were Substandard at one time and are currently classified either as Special Mention or Pass.

        Deposits.    Deposits represent our primary source of funds for our lending and investing activities. The Bank offers a variety of deposit accounts with a range of interest rates and terms. The Bank's deposits consist of passbook savings, checking accounts, money market savings accounts and certificates of deposit. For the six months ended June 30, 2003, certificates of deposit constituted 72.8% of total average deposits, as compared to 79.3% for the year ended December 31, 2002. The terms of the fixed-rate certificates of deposit offered by the Bank vary from 6 months to 5 years. Specific terms of an individual account vary according to the type of account, the minimum balance required, the time period funds must remain on deposit and the interest rate, among other factors. The flow of deposits is influenced significantly by general economic conditions, changes in money market rates, prevailing interest rates and competition. At June 30, 2003, the Bank had $104.5 million of certificate accounts maturing in one year or less.

        The Bank relies primarily on customer service and long-standing relationships with customers to attract and retain local deposits. However, market interest rates and rates offered by competing financial institutions significantly affect the Bank's ability to attract and retain deposits.

        Although the Bank has a significant portion of its deposits in shorter-term certificates of deposit, consisting of certificates of deposit that mature in 12 months or less, management has been able to decrease its reliance on short-term certificates of deposit from 72.7% of total certificates of deposit as of December 31, 2001 to 47.3% as of June 30, 2003. Management monitors the activity on the Bank's certificate of deposit accounts and, based on historical experience and the Bank's current pricing strategy, believes that it will retain a large portion of such accounts upon maturity. Further increases in short-term certificate of deposit accounts, which tend to be more sensitive to movements in market interest rates than transaction accounts, may result in the Bank's deposit base being less stable than if it had a large amount of core deposits which, in turn, may result in further increases in the Bank's cost of deposits. Notwithstanding the foregoing, the Bank believes that it will continue to have access to sufficient amounts of certificate of deposit accounts which, together with other funding sources, will provide it with the necessary level of liquidity to continue to implement its business strategies.

        Total deposits at June 30, 2003 were $202.5 million, compared to $191.2 million at December 31, 2002 and $232.2 million at December 31, 2001. During 2003, we began to realize improved core deposit growth due to our strategy emphasizing the development of relationships with both small business owners and consumers to increase checking and money market accounts. During the last six months, core deposits increased by $6.5 million. The cost of deposits for the six months ended June 30, 2003 and the years ended December 31, 2002 and 2001 were 2.58%, 3.12% and 5.83%, respectively.

        The decrease in total deposits between the years ended 2002 and 2001 is primarily the result of the reduction of brokered and wholesale deposits. Starting in 2001 and continuing into 2002, our strategy was to focus heavily on increasing retail deposits and to reduce wholesale certificates of deposit and eliminate brokered deposits. All brokered deposits were eliminated in 2001.

        The following table presents our deposit activity for the periods set forth:

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2003	2002	2002	2001	2000
	(Dollars in Thousands)
Net deposits (withdrawals)	$8,722	$(35,046)	$(47,329)	$(128,077)	$(149,188)
Interest credited on deposit accounts	2,558	3,415	6,339	15,144	25,422

Total increase (decrease) in deposit accounts	$11,280	(31,631)	$(40,990)	$(112,933)	$(123,766)

        At June 30, 2003, we had $42.7 million in certificate of deposit accounts in amounts of $100,000 or more. The following table presents the amount and weighted average rate of time deposits equal to or greater than $100,000 maturing as follows:

	At June 30, 2003
	Amount	Weighted Average Rate
	(Dollars in Thousands)
Three months or less	$15,804	2.69%
Over three months through six months	$9,041	2.66%
Over six months through twelve months	$11,239	2.71%
Over twelve months	$13,234	3.34%

Total	$49,318	2.87%

        The following tables sets forth the distribution of our average deposit accounts for the periods indicated and the weighted average interest rates on each category of deposits presented:

	For the Six Months Ended June 30, 2003
	Average Balance	% of Total Average Deposits	Weighted Average Rate
	(Dollars in Thousands)
Passbook accounts	$5,213	2.64%	0.54%
Money market accounts	16,849	8.54%	1.93%
Checking accounts	31,496	15.98%	1.30%

Total transaction accounts	53,558	27.16%	1.42%

Certificate accounts:
Three months or less	—	—	—
Four through 12 months	70,164	35.58%	2.42%
13 through 36 months	63,033	31.97%	3.34%
37 months or greater	10,425	5.29%	4.94%

Total certificate accounts	143,622	72.84%	3.01%

Total average deposits	$197,180	100.00%	2.58%

	For the Year Ended December 31,
	2002			2001			2000
	Average Balance	% of Total Average Deposits	Weighted Average Rate	Average Balance	% of Total Average Deposits	Weighted Average Rate	Average Balance	% of Total Average Deposits	Weighted Average Rate
	(Dollars in Thousands)
Passbook accounts	$4,054	2.00%	0.71%	$3,501	1.24%	1.33%	$4,235	0.98%	1.50%
Money market accounts	9,607	4.74%	2.24%	5,365	1.91%	3.17%	5,121	1.18%	4.21%
Checking accounts	28,255	13.94%	1.39%	18,460	6.56%	0.86%	22,309	5.16%	1.74%

Total transaction accounts	41,916	20.68%	1.52%	27,326	9.71%	1.37%	31,665	7.32%	2.10%

Certificate accounts:
Three months or less	—	—	—	—	—	—	10,115	2.34%	6.28%
Four through 12 months	99,818	49.25%	3.06%	218,938	77.78%	5.73%	334,658	77.42%	6.19%
13 through 36 months	53,963	26.63%	4.17%	32,019	11.38%	5.82%	53,060	12.28%	6.34%
37 months or greater	6,971	3.44%	5.35%	3,188	1.13%	6.33%	2,760	0.64%	6.55%

Total certificate accounts	160,752	79.32%	3.53%	254,145	90.29%	5.75%	400,593	92.68%	6.22%

Total average deposits	$202,668	100.00%	3.12%	$281,471	100.00%	5.33%	$432,258	100.00%	5.91%

        The following table presents our total deposits at June 30, 2003 and the weighted average interest rates of such deposits.

	At June 30, 2003
	Balance	Weighted Average Interest Rate
	(Dollars in Thousands)
Checking accounts:
Noninterest-bearing	$6,605	0.00%
Interest-bearing	$25,428	1.68%
Passbook accounts	4,936	0.54%
Money market accounts	19,596	1.93%
Certificate accounts:
Under $100,000	103,224	2.85%
$100,000 and over	42,661	3.02%

Total deposits	$202,450	2.50%

        The following table presents, by various rate categories, the amount of certificate accounts outstanding and the periods to maturity of the certificate accounts outstanding at the period indicated.

	Period to Maturity from June 30, 2003
	Less than One Year	One to Two Years	Two to Three Years	Three to Four Years	Four to Five Years	More than Five Years	Total
	(Dollars in Thousands)
Certificate Accounts
0.50 to 2.00%	$17,324	$138	$—	$—	$—	$58	$17,520
2.01 to 3.00%	62,356	23,468	284	33	5	52	86,198
3.01 to 4.00%	17,185	3,102	892	939	1,550	17	23,685
4.01 to 5.00%	6,414	2,475	1,047	1,723	2,331	64	14,054
5.01 to 6.00%	354	35	413	1,025	68	501	2,396
6.01 to 7.00%	561	238	324	4	22	96	1,245
7.01 to 8.00%	276	59	80	72	220	79	786

Total	$104,470	$29,515	$3,040	$3,796	$4,916	$867	$145,884

        Borrowings.    The FHLB system functions as a source of credit to savings institutions which are members. Advances are secured by certain mortgage loans, certain mortgage-backed securities, and the capital stock of the FHLB owned by the Bank. Subject to the FHLB's advance policies and requirements, these advances can be requested for any business purpose in which the Bank is authorized to engage. In granting advances, the FHLB considers a member's creditworthiness and other relevant factors. At June 30, 2003, the maximum amount of FHLB advances allowed to the Bank is an amount equal to 15% of the Bank's assets. At June 30, 2003, 15% of the Bank's total assets equaled $36.3 million.

        At June 30, 2003, FHLB advances amounted to $20.8 million as compared to $20.0 million at December 31, 2002 and $0 at December 31, 2001. The $20.8 million of FHLB advances outstanding as of June 30, 2003 consisted of a $10.0 million advance maturing in March 2004 and $10.8 million in overnight advances. The increase in FHLB advances in 2002 was due to the FHLB reinstating our line of credit that they closed in March 2001. See "Business—Our History—FHLB Advances."

        In January 2002, we issued the Note due 2007 in the initial principal amount of $12.0 million and bearing interest at an initial rate of 12% (increasing over time to 16%). The proceeds from the Note were used to purchase the Participation Contract from the Bank for $4.4 million, infuse $3.7 million of capital into the Bank and reimburse the Bank $3.2 million for taxes. See "Business—History—Our Recapitalization."

        On March 14, 1997, we issued subordinated debentures in the aggregate principal amount of $10.0 million. On September 15, 1998, holders of $8.5 million in our subordinated debentures exercised their option to put their debentures to us as of December 14, 1998, thereby reducing outstanding subordinated debentures to $1.5 million, due March 15, 2004. See "Business—Our History—Subordinated Debentures."

        The following table sets forth certain information regarding our borrowed funds at or for the periods as indicated:

		At or For Year Ended December 31,
	At or For Six Months Ended June 30, 2003
		2002	2001	2000
	(Dollars in Thousands)
FHLB advances
Average balance outstanding	$15,450	$16,257	$15,494	$24,610
Maximum amount outstanding at any month-end during the period	20,800	20,000	30,000	47,120
Balance outstanding at end of period	20,800	20,000	—	47,120
Weighted average interest rate during the period	3.29%	3.29%	6.40%	6.52%
Debentures
Average balance outstanding	$1,500	$1,500	$1,500	$1,500
Maximum amount outstanding at any month-end during the period	1,500	1,500	1,500	1,500
Balance outstanding at end of period	1,500	1,500	1,500	1,500
Weighted average interest rate during the period	14.01%	14.01%	14.01%	14.01%
Other borrowings and lines of credit
Average balance outstanding	$11,474	$10,899	$—	$11,729
Maximum amount outstanding at any month-end during the period	11,452	11,440	—	41,351
Balance outstanding at end of period	11,510	11,440	—	—
Weighted average interest rate during the period	16.65%	16.98%	0.00%	9.05%
Total borrowings
Average balance outstanding	$28,424	$28,655	$16,994	$37,839
Maximum amount outstanding at any month-end during the period	33,752	32,940	31,500	75,851
Balance outstanding at end of period	33,810	32,940	1,500	48,620
Weighted average interest rate during the period	9.25%	9.06%	7.07%	7.60%

        Stockholders' Equity.    At June 30, 2003, December 31, 2002 and 2001, our stockholders' equity amounted to $11.9 million, $11.6 million and $7.6 million, respectively. The increase in stockholders' equity during the year ended December 31, 2002 was due primarily to the $2.9 million of net income recognized during the year and $700,000 of original issue discount on the Warrant.

        Liquidity.    Our primary sources of funds are principal and interest payments on loans, deposits and FHLB advances. While maturities and scheduled amortization of loans are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition. We seek to maintain a level of liquid assets to ensure a safe and sound operation. Our average liquidity ratios were 14.68%, 28.30% and 14.39% for the six month ended June 30, 2003 and the years ended December 31, 2002 and 2001, respectively. The liquidity ratio is calculated by dividing the sum of the cash balance plus unpledged securities by the sum of deposits that mature in one year or less plus transaction accounts and FHLB advances. Our liquidity position is monitored daily.

        Management believes the level of liquid assets is sufficient to meet current and anticipated funding needs. Liquid assets (which are comprised of cash, unpledged investments and the unused sources of liquidity) represent approximately 15.9% of total assets at June 30, 2003, 17.5% of total assets at December 31, 2002 and 16.3% of total assets at December 31, 2001. At June 30, 2003, we had an undrawn borrowing line with a correspondent bank for $5.0 million, as well as a line of credit with the FHLB allowing us to borrow up to 15% of the Bank's total assets as of June 30, 2003 which is $36.3 million, $20.8 million of which was outstanding as of such date. The correspondent bank line is unsecured. The FHLB advance line is collateralized by investment securities and/or eligible loans. At June 30, 2003, we had approximately $46.9 million of loans and $12.7 million of investments pledged to secure FHLB borrowings.

        We had no material commitments for capital expenditures or contractual obligations at June 30, 2003. At June 30, 2003, we had no outstanding commitments to originate or purchase mortgage loans compared to $2.4 million and $5.7 million at December 31, 2002 and 2001, respectively.

        Our loan to deposit and borrowing ratio was 80.7%, 74.6% and 80.5% as of June 30, 2003 and December 31, 2002 and 2001, respectively. Certificates of deposit, which are scheduled to mature in one year or less from June 30, 2003, totaled $104.5 million. We expect to retain a substantial portion of the maturing certificates of deposit at maturity.

        The Note and Warrant Purchase Agreement pursuant to which we issued the $12.0 million Note provides that we can not incur any indebtedness other than in the ordinary course of our business, with certain limited exceptions. The loan documents pursuant to which our subordinated debentures were issued also contain a limitation on the indebtedness we may incur. Accordingly, our ability to borrow funds in the future, should we need them, will be limited until such time as we repay the Note and the subordinated debentures in full.

Capital Resources

        The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can trigger certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on our financial condition and results of operations. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

        At June 30, 2003, the Bank's leverage capital and risk-based capital amounted to $16.5 million and $18.4 million, respectively. As a result, the Bank exceeded the capital levels required to be considered "well capitalized" at that date. Pursuant to regulatory guidelines under prompt corrective action rules, a bank must have total risk-based capital of 10% or greater, Tier 1 risk-based capital of 6% or greater and a leverage ratio of 5% or greater to be considered "well capitalized." At June 30, 2003, the Bank's total risk-based capital, Tier 1 risk-based capital and leverage ratios were 10.96%, 9.81%, and 6.81%.

        The following table sets forth the Bank's actual regulatory capital amounts and ratios at the dates indicated.

	Actual		To be Adequately Capitalized		To be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)
At June 30, 2003
Total Capital (to risk-weighted assets)	$18,422	10.96%	$13,452	8.00%	$16,815	10.00%
Tier 1 Leverage Capital (to adjusted tangible assets)	16,497	6.81%	9,683	4.00%	12,104	5.00%
Tangible Capital (to tangible assets)	16,497	6.81%	N.A.	N.A.	N.A.	N.A.
Tier 1 Risk-Based Capital (to risk-weighted assets)	18,422	9.81%	6,726	4.00%	10,089	6.00%
At December 31, 2002
Total Capital (to risk- weighted assets)	$17,965	12.54%	$11,457	8.00%	$14,321	10.00%
Tier 1 Leverage Capital (to adjusted tangible assets)	16,171	7.03%	9,201	4.00%	11,501	5.00%
Tangible Capital (to tangible assets)	16,171	7.03%	N.A.	N.A.	N.A.	N.A.
Tier 1 Risk-Based Capital (to risk-weighted assets)	17,965	11.29%	5,728	4.00%	8,592	6.00%

Interest Rate Risk

        Interest Rate Risk Management.    The principal objective of our interest rate risk management function is to evaluate the interest rate risk included in certain balance sheet accounts, determine the level of appropriate risk given our business focus, operating environment, capital and liquidity requirements and performance objectives and manage the risk consistent with board-approved guidelines through the establishment of prudent asset and liability concentration guidelines. Through such management, we seek to reduce the vulnerability of our operations to changes in interest rates. Our management monitors our interest rate risk as such risk relates to our operational strategies. Our board of directors reviews on a quarterly basis our asset/liability position, including simulations of the effect on the Bank's capital of various interest rate scenarios. The extent of the movement of interest rates, higher or lower, is an uncertainty that could have a negative impact on our earnings.

        Net Portfolio Value.    Our interest rate sensitivity is monitored by management through the use of a model which estimates the change in net portfolio value ("NPV") over a range of interest rate scenarios. NPV is the present value of expected cash flows from assets, liabilities and off-balance sheet contracts. A NPV Ratio, in any interest rate scenario, is defined as the NPV in that scenario divided by the market value of assets in the same scenario. The sensitivity measure is the decline in the NPV Ratio, in basis points, caused by a 2% increase or decrease in rates; whichever produces a larger decline (the "Sensitivity Measure"). The higher an institution's Sensitivity Measure is, the greater its exposure to interest rate risk is considered to be. We utilize a market value model prepared by the OTS (the "OTS NPV model"), which is determined quarterly, based on the Bank's quarterly Thrift Financial Reports filed with the OTS. The OTS NPV model measures the Bank's interest rate risk by estimating the Bank's NPV, which is the net present value of expected cash flows from assets, liabilities and any off-balance sheet contracts, under various market interest rate scenarios which range from a 300 basis point increase to a 300 basis point decrease in market interest rates. The OTS has incorporated an interest rate risk component into its regulatory capital rule. Under the rule, an institution whose Sensitivity Measure in the event of a 200 basis point increase or decrease in interest rates exceeds 2% would be required to deduct an interest rate risk component in calculating its total capital for purpose of the risk-based capital requirement. The OTS has postponed indefinitely the date the component will first be deducted from an institution's total capital. See "Business—Regulation—Federal Savings Institution Regulation."

        As of June 30, 2003, December 31, 2002 and 2001, the Bank's Sensitivity Measure, as measured by the OTS, was 32, (23) and (115) basis points, respectively, as a result of a hypothetical 200 basis point instantaneous increase in interest rates. This would correspondingly result in a $597,000 gain, and a $959,000 and $3.5 million reduction in the NPV of the Bank. There has been a significant decrease in interest rate risk exposure to the Bank between December 31, 2001 and June 30, 2003. The decrease in risk exposure is due to the reduction in the effective duration of total mortgage loans and securities assets from 1.5 years at December 31, 2001 to 0.8 years at June 30, 2003 plus an increase in the deposit duration from 0.9 years at December 31, 2001 to 1.3 years at June 30, 2003.

        Interest Rate Sensitivity of Net Portfolio Value.    The following table shows the NPV and projected change in the NPV of the Bank at June 30, 2003, assuming an instantaneous and sustained change in market interest rates of 100, 200, and 300 basis points ("bp"):

As of June 30, 2003

Net Portfolio Value

Change in Rates	$Amount	$Change	%Change	NPV Ratio	NPV as % of Portfolio Value of Assets %Change (BP)
	(Dollars in Thousands)
+300 BP	$23,171	$719	3.0%	9.37%	+42 BP
+200 BP	23,050	597	3.0%	9.27%	+32 BP
+100 BP	22,797	344	2.0%	9.12%	+18 BP
Static	22,453	—	0.0%	8.95%	—
-100 BP	21,552	(901)	(4.0)%	8.56%	(38) BP
-200 BP*
-300 BP*

*
The model was not able to calculate meaningful results due to the low interest rate environment.

        Certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in NPV requires the making of certain assumptions that may tend to oversimplify the manner in which actual yields and costs respond to changes in market interest rates. First, the model assumes that the composition of the Bank's interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured. Second, the models assume that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Third, the model does not take into account the impact of the Bank's business or strategic plans on the structure of interest-earning assets and interest-bearing liabilities. Although the NPV measurement provides an indication of the Bank's interest rate risk exposure at a particular point in time, such measurement is not intended to and does not provide a precise forecast of the effect of changes in market interest rates on the Bank's net interest income and will differ from actual results.

        Selected Assets and Liabilities which are Interest Rate Sensitive.    The following table provides information regarding our primary categories of assets and liabilities which are sensitive to changes in interest rates for the six months ended June 30, 2003. The information presented reflects the expected cash flows of the primary categories by year including the related weighted average interest rate. The cash flows for loans are based on maturity and re-pricing date. The loans and mortgage-backed securities which have adjustable rate features are presented in accordance with their next interest-repricing date. Cash flow information on interest-bearing liabilities such as passbooks, NOW accounts and money market accounts also is adjusted for expected decay rates, which are based on historical information. Also, for purposes of cash flow presentation, premiums or discounts on purchased assets, and mark-to-market adjustments are excluded from the amounts presented. All certificates of deposit and borrowings are presented by maturity date.

Maturities and Repricing At June 30, 2003	2004 Year 1	2005 Year 2	2006 Year 3	2007 Year 4	2008 Year 5	Thereafter
	(Dollars in thousands)
Selected Assets:
Investments and Federal funds	21,386	10,342	0	0	0	0
Average interest rates	2.13%	3.01%	0.00%	0.00%	0.00%	0.00%
Mortgage-backed securities
Fixed rate	3,809	0	0	0	9,369	0
Average interest rate	3.00%	0.00%	0.00%	0.00%	4.49%	0.00%
Participation Contract	2,243	7,929	795	366	469	0
Average interest rate	59.72%	59.72%	59.72%	59.72%	59.72%	0.00%
Loans—fixed rate	181	7	4,799	73	1,162	28,822
Average interest rate	5.52%	9.99%	8.44%	12.00%	10.50%	10.88%
Loans—adjustable rate	113,952	1,677	18,228	1,319	13,063	2,058
Average interest rate	6.05%	7.61%	5.73%	5.25%	6.20%	6.26%
Selected Liabilities
Interest-bearing transaction accounts	9,992	7,994	6,395	5,116	4,093	16,371
Average interest rate	1.67%	1.67%	1.67%	1.67%	1.67%	1.67%
Certificates of deposits	104,470	29,515	3,040	3,796	4,196	867
Average interest rate	2.45%	2.78%	4.47%	4.70%	4.26%	5.14%
FHLB advances	20,800	0	0	0	0	0
Average interest rate	2.59%	0.00%	0.00%	0.00%	0.00%	0.00%
Notes payable and subordinated debentures	1,500	0	0	12,000	0	0
Average interest rate	14.01%	0.00%	0.00%	16.00%	0.00%	0.00%

        We do not have any foreign exchange exposure or any commodity exposure, and therefore, do not have any market risk exposure with respect to these matters.

        The following table provides information regarding the maturity and repricing gap between our assets and liabilities as of June 30, 2003:

	Amounts Maturing Within
	30 Days	6 Months	1 Year	3 Years	5 Years	5+ Years
	(Dollars in Thousands)
MATURITY GAP:
Total assets maturing	$8,147	$20,456	$18,284	$54,099	31,898	$109,199
Total liabilities maturing	10,532	54,123	41,150	35,212	10,649	90,417
Maturity GAP	(2,385)	(33,667)	(22,866)	18,887	21,249	18,782
Cumulative maturity GAP	(2,385)	(36,052)	(58,918)	(40,031)	(18,782)	—
Maturity GAP %	77.35%	37.80%	44.43%	153.64%	299.53%	120.77%
Cumulative maturity GAP%	77.35%	44.24%	44.31%	71.61%	87.62%	100.00%
Cumulative GAP/total assets	(0.99)	(14.89)	(24.34)	(16.54)	(7.76)	—
Cumulative GAP/equity	(14.45)	(218.38)	(356.88)	(242.48)	(113.77)	—

	Amounts Repricing Within
	30 Days	6 Months	1 Year	3 Years	5 Years	5+ Years
	(Dollars in Thousands)
REPRICING GAP:
Total assets repricing	$118,619	$37,127	$15,994	$45,113	$9,409	$15,821
Total liabilities repricing	81,292	54,124	41,150	35,212	10,649	90,656
Repricing GAP	37,327	(16,997)	(25,156)	9,901	(1,240)	(3,835)
Cumulative repricing GAP	37,327	20,330	(4,826)	5,075	3,835	—
Repricing GAP%	145.92%	68.60%	38.87%	128.12%	88.36%	80.49%
Cumulative repricing GAP%	145.92%	115.01%	97.27%	102.40%	101.72%	100.00%
Cumulative GAP/total assets	15.42	8.40	(1.99)	2.10	1.58	—
Cumulative GAP/equity	226.10	123.14	(29.23)	30.74	23.23	—

RECENTLY ISSUED ACCOUNTING STANDARDS

Impact of New Accounting Standards

        In June 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires that a liability for the cost associated with an exit or disposal activity be recognized when the liability is incurred and nullifies the guidance of Emerging Issues Task Force ("EITF") No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in Restructuring)," which recognized a liability for an exit cost at the date of an entity's commitment to an exit plan. SFAS No. 146 requires that the initial measurement of a liability be at fair value. SFAS No. 146 is effective for exit and disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 did not have an impact on our financial condition or operating results.

        In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions," which requires that most financial services companies subject their intangible assets to an annual impairment test instead of being amortized. SFAS No. 147 applies to all new and past financial institution acquisitions, including branch acquisitions that qualify as acquisitions of a business, but excluding acquisitions between mutual institutions. All acquisitions within the scope of the new statement will now be governed by the requirements of SFAS Nos. 141 and 142. Certain provisions of SFAS No. 147 were effective on October 1, 2002, while other provisions are effective for acquisitions on or after October 1, 2002. The adoption of SFAS No. 147 had no impact on our financial condition or operating results.

        In December 2002, the FASB issued SAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," an amendment of FASB Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and Accounting Pronouncement Board ("APB") Opinion No. 28, "Interim Financial Reporting," to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB Opinion No. 25. The provisions of SFAS No. 148 are effective for annual financial statements for years ending after December 15, 2002, and for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. We account for the compensation cost associated with our stock option plans under the intrinsic value method, and consequently, the alternative methods of transition will not apply to us. The additional disclosure requirements of the statement are included in our financial statements. In management's opinion, the adoption of this statement did not have a material impact on our consolidated financial position or results of operations.

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and loan commitments that relate to the origination of mortgage loans held for sale, and for hedging activities under SFAS No. 133. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 is not expected to have a material impact on our financial condition or operating results.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires an issuer to classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is generally effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 is not expected to have an impact on our financial condition or operating results.

Impact of Inflation and Changing Prices

        Our consolidated financial statements and related data presented in this prospectus have been prepared in accordance with accounting principles generally accepted in the United States which require the measurement of financial position and operating results in terms of historical dollar amounts (except with respect to securities classified as available for sale which are carried at market value) without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike most industrial companies, substantially all of our assets and liabilities are monetary in nature. As a result, interest rates have a greater impact on our performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same magnitude as the price of goods and services.

BUSINESS

General

        We are a California-based community banking institution focused on full service banking to small businesses, real estate investors and consumers. Through our operating subsidiary, the Bank, we emphasize the delivery of depository products and services to our customers through our three branches in Orange and San Bernardino Counties in Southern California. Our lending is focused on income property loans and, to a lesser extent, on residential construction loans. Income property lending consists of originating multi-family residential loans (five units and more) and commercial real estate loans within Southern California. We began originating these loans in the second quarter of 2002 with a focus on small to medium-sized loans. Our average multi-family loan and commercial real estate loan originated since June 30, 2002 had balances at origination of $758,000 and $930,000, respectively. At June 30, 2003, we had consolidated total assets of $250.4 million, net loans of $180.9 million, total deposits of $202.5 million, consolidated total stockholders' equity of $11.9 million, and the Bank was considered a "well-capitalized" financial institution for regulatory capital purposes.

        At June 30, 2003, an aggregate of 68.3% of our loans consisted of income property loans, with multi-family loans and commercial real estate loans constituting 59.7% and 8.6%, respectively, of total loans. We generally target multi-family and commercial real estate loans in the $500,000 to $2.0 million range as management believes this market is underserved, especially in Southern California. Substantially all of the income property loans which we originate have adjustable interest rates thereby reducing our interest rate risk with respect to these loans. Income property loans are generally referred to us by mortgage brokers and bankers. In addition, commencing in the third quarter of 2003, we began to offer income property loans directly to real estate investors and through referrals from our retail branches; however, we anticipate the substantial majority of these loans will continue to be obtained through referrals from mortgage brokers and bankers. From time to time we may also obtain income property loans through whole loan purchases and through participations with other banks.

        Residential construction lending consists of construction loans for one-to-four family homes, condominiums and small tracts of homes in existing communities. At June 30, 2003, approximately 3.5% of our loan portfolio consisted of construction loans. We generally target residential construction loans in the $500,000 to $1.5 million range. We have historically originated these loans through referrals from developers, builders, investors and our retail branches and will continue to do so in the future. Although we intend to continue to grow our residential construction lending, we currently intend to limit the total amount of these loans to no greater than 10% of our loan portfolio.

        California-based multi-family lenders are currently benefiting from strong loan demand and historically high asset quality which provides us with an active market for our loan products and, management believes, a higher risk-adjusted rate of return compared to one-to-four family residential lending. According to 2000 U.S. Census Data and the National Multi Housing Council, California has the single largest collection of multi-family markets in the country, with Los Angeles the second largest market in the country and Orange County the 17th largest market. The Riverside-San Bernardino market is also a significant multi-family market. Financial institutions currently enjoy strong asset quality in their multi-family lending portfolios, with recent data from the FDIC showing that as of March 31, 2003, multi-family loans originated by FDIC-insured institutions nationally reported the lowest rate of net charge-offs of any loan category at 0.01%. Since we started originating multi-family loans in the second quarter of 2002, we have experienced no delinquencies or charge-offs with respect to these loans.

        In addition to an active market with a higher risk-adjusted rate of return, we benefit from the fact that the segmentation of the market for multi-family loans somewhat lessens our competition. The participants in the multi-family loan market can be broken down into three general categories: (i) the GSEs such as Fannie Mae and Freddie Mac; (ii) mortgage conduits who concentrate on the acquisition and securitization of larger-sized loans; and (iii) portfolio lenders such as ourselves which originate most smaller and medium-sized multi-family loans. The GSEs and mortgage conduits will typically package their loans into a pool structure for securitization, and small to medium-sized multi-family loans are often precluded from being in these pools due to the unique characteristics associated with these loans. Loans less than $2.0 million also do not lend themselves to the level of conformity required to create highly efficient secondary market transactions. Accordingly, our competition in Southern California comes primarily from other portfolio lenders like ourselves. While a few larger lenders have a significant share of this market, many loans are originated by numerous other lenders, including community banking institutions like us. We believe this fragmentation in the markets allows for financial institutions such as ourselves, with multi-family lending expertise, knowledge of the local real estate markets, and an emphasis on customer service, to compete more effectively in this market. To a lesser extent, the market for commercial real estate loans is characterized by similar segmentation between large conduit lenders and portfolio lenders. The GSEs, such as Freddie Mac and Fannie Mae, do not acquire or pool commercial real estate loans, again somewhat lessening our competition with respect to these loans. Further, the overall strength and high demand for residential housing throughout Southern California continues to benefit our construction lending activity.

        As we have implemented our new strategy, we have added additional executive management personnel with developed business banking and service skills, concentrating on a sales and service approach to our banking business. Our new management team has focused its efforts on developing a customer-oriented service philosophy while growing our loan portfolio of multi-family and commercial real estate loans.

Our History

        Our Prior Lending Activities.    From 1983 to 1994 we engaged in traditional community banking activities, consisting primarily of deposit taking and originating one-to-four family residential mortgage loans. In an attempt to increase profitability and asset growth, in 1994 we shifted our operating strategy away from community banking to focusing on building a nationwide mortgage banking platform focused on higher risk consumer loan products, namely subprime and high loan-to-value debt consolidation loans. The focus on nationwide mortgage banking allowed us to grow our balance sheet and generate increased earnings. Individual loans were originated through a nationwide network of mortgage brokers on a wholesale basis and purchased in bulk loan packages from approved correspondent mortgage bankers. We would retain the loan servicing rights for the loans we sold and over time built a loan servicing portfolio totaling $1.4 billion at December 31, 1999.

        From 1994 through 2000 we expanded our loan origination operations, originating and purchasing subprime loans secured by first liens on one-to-four family homes and high loan-to-value debt consolidation or home improvement loans secured by junior liens on one-to-four family homes, which loans we later sold, through securitizations as well as through whole loan sales. Loan offices were opened in California, Colorado, Florida and Massachusetts, which offices were later closed in late 1999 and 2000. We also opened depository branches in the cities of Huntington Beach, Huntington Harbor, Redlands, Riverside and Seal Beach, in Southern California. We funded a substantial amount of our lending activities through wholesale and brokered deposits rather than more traditional retail deposits from our branches.

        Subprime loans are loans to borrowers who generally do not satisfy the credit or underwriting standards prescribed by conventional mortgage lenders and loan buyers, such as Fannie Mae and Freddie Mac. Our primary determinate in identifying subprime loans from "A" or prime credit quality loans had been based solely on the borrower's credit rating known as a Fair, Isaac & Company ("FICO") credit score. All loans to borrowers who possessed a FICO credit score of 619 or less had been considered subprime. During 2002, we hired an IAR Manager to oversee our IAR function. During the fourth quarter of 2002, the IAR Manager conducted an analysis of our one-to-four unit residential loan portfolio related to historic delinquency migration of delinquent loans to REO and loss rates on loans on a state-by-state basis. The conclusion of the analysis was that certain loans with FICO scores as high as 660 should be designated subprime. On September 31, 2000, we ceased originating and purchasing subprime loans due to concerns over the costs of originating, servicing and owning such loans as well as the overall higher delinquency, default and loss rates of these loans. As of June 30, 2003, we had an aggregate of $9.6 million in subprime loans. Additionally, during the fourth quarter of 2002, the IAR Manager developed revised procedures related to the evaluation of secured loans and the establishment of specific allowances related to such loans. The revised methodology takes into consideration the Bank's historic loss experience and the location of the collateral property. The revised evaluation methodology was performed on all loans 90 days or more past due and was completed in April 2003. We wrote down or charged-off an aggregate of $860,000 in loans in the first half of 2003, $561,000 of which was attributable to the IAR analysis.

        High loan-to-value loans are secured by junior liens, wherein we are not the holder of the senior or first lien, and are originated generally to borrowers with prime credit histories and for the purpose of either debt consolidation or home improvement. In high loan-to-value loans, our lien plus any senior liens would likely have exceeded the value of the property at origination. In late 1998, we ceased originating high loan-to-value loans due to a change in the regulatory treatment of such loans, together with a change in the secondary market for such loans. At June 30, 2003, an aggregate of $7.3 million of these loans remained in our portfolio.

        We were profitable originating subprime and high loan-to-value loans for several years due in large part to our ability to recognize gains on loan sales and through securitizations and the simultaneous generation of residual mortgage-backed assets. However, beginning in the fourth quarter of 1998, changes in the market for asset backed securitizations of higher risk loans made this business model increasingly difficult to sustain. We ultimately began to suffer losses as a result of write-downs on our residual assets and the overall high operating costs associated with our nationwide mortgage banking activities. By 1999 and 2000 our earnings were significantly impacted. We reported consolidated losses of $17.8 million and $20.8 million for 1999 and 2000, respectively.

        Participation Contract.    Our losses in 1999 were predominately the result of a single transaction, which occurred on December 31, 1999. Specifically, on December 31, 1999, we sold our remaining residual mortgage-backed securities retained from securitization and related mortgage servicing rights for $19.4 million in cash and other consideration and realized a pretax loss of $29.1 million. The $29.1 million loss was the net of the balance of the residual assets sold of $36.7 million plus the mortgage servicing rights of $7.5 million, less a $4.3 million reserve for the estimated loss to be incurred on $14.6 million of subperforming loans we acquired, less cash and other consideration totaling $19.4 million. The $19.4 million was comprised of $5.1 million in cash for the residual assets, $9.3 million value assigned to the Participation Contract, $3.0 million cash for the credit guaranty and $2.0 million cash for the mortgage servicing rights sold.

        The Participation Contract is a contractual right from the purchase of our residual mortgage-backed securities to receive 50% of any cash realized, as defined, from the residual mortgage-backed securities. We valued the contractual right at its estimated fair value of $9.3 million at December 31, 1999. The right to receive cash flows under the contract begins after the purchaser recaptures its initial cash investment of $5.1 million, $3.0 million of the credit guarantee, $200,000 in servicing fees, and a 15% internal rate of return from the transaction.

        At December 31, 2000, we wrote down the value of the Participation Contract from $9.3 to $4.4 million and placed the asset on a non-accrual basis. The primary cause for the change in valuation was an increase in the discount rate associated with estimated future cash flows from 15% to 40% to account for the risk level of the assets. In January 2002, the Participation Contract was placed on accrual status due to the performance of the residual assets, and during the second quarter of 2002, we started to receive cash payments under the Participation Contract. We intend to use future payments received under the Participation Contract to meet our debt service obligations under the Note, until the Note is repaid in full. If we pay off the Note in full, as anticipated, out of the proceeds from this offering, thereafter we intend to use any proceeds from the Participation Contract for general working capital purposes, including possible capital infusions to the Bank.

        In January 2002, upon consummation of our recapitalization, Pacific Premier Bancorp purchased the Participation Contract from the Bank at the Bank's carrying value. The Participation Contract is recorded on our financial statements at June 30, 2003 at a value of $5.4 million. We do not believe there is an active market for this type of asset and have determined the estimated fair value utilizing a cash flow model which determines the present value of the estimated expected cash flows from this contract using a discount rate of 40%, which we believe is commensurate with the risks involved. Based on our analysis of the expected performance of the underlying loans, the total cash to us under the Participation Contract is expected to be approximately $11 to $13 million over the next 5 years. However, the actual performance of the residual assets and cash realized by us could vary significantly from our projections. The assumptions utilized in the projections that could cause a substantial change in the cash realized from the Participation Contract are the estimated levels of future loan losses, the future price of the loans, and the rate of prepayment speeds estimated for the loans underlying the residual assets. We commenced accreting the discount (recognizing interest income) and the expected yield differential (the difference between the fair market value and the book value) on the Participation Contract during 2002 over the expected remaining life of the contract using a level yield methodology. The accretion will be adjusted for any changes in the expected performance of the contract. From May 2002 through June 30, 2003 we have received total cash payments under the Participation Contract of $4.4 million. The documents for the three securitizations which underly the Participation Contract provide that at such time as the total principal balance of the loans underlying the residual assets reaches certain levels (10% for one securitization and 12.5% for the two additional securitizations), then all of the loans would be sold and the securitization terminated. Upon such termination, we would be entitled to 50% of the sale proceeds from the underlying loans once all the bond holders are paid in full and expenses accounted for involving the securitization. The Participation Contract has been pledged as collateral for the Note.

        Our losses in 2000 were attributable to both the write down of the Participation Contract and restructuring charges associated with ceasing our subprime mortgage banking activities.

        Regulatory Matters.    On September 25, 2000, we consented to the issuance of an Order to Cease and Desist (the "Order") by the OTS. The Order required us, among other things, to contribute $5.2 million of capital to the Bank not later than December 31, 2000, subject to extension by the OTS. We were also required to observe certain requirements regarding transactions with affiliates, adequate books and records, tax sharing arrangements with the Bank, and the maintenance of a separate corporate existence from the Bank.

        Also on September 25, 2000, the Bank entered into a Supervisory Agreement with the OTS. The Supervisory Agreement required the Bank, among other things, to achieve a minimum individual core capital ratio of 6% and a minimum individual modified risk-based capital ratio of 11% by March 31, 2001. In calculating these ratios, the Bank was required to double risk weight all subprime loans starting March 31, 2001. The Supervisory Agreement also required that the Bank add at least two new independent members to its Board of Directors, not pay dividends without OTS approval and revise many of its policies and procedures, including those pertaining to internal asset review, allowances for loan losses, interest rate risk management, mortgage banking operations, liquidity, separate corporate existence, loans to one borrower and oversight by the Board of Directors.

        During 2001, the Bank's regulatory capital did not meet all minimum regulatory capital requirements. On March 23, 2001 the Bank stipulated to the issuance of a PCA Directive by the OTS.

The PCA Directive required the Bank, among other things, to raise sufficient capital to achieve total risk-based capital of 8.0%; Tier 1 risk-based capital of 4.0%; and a leverage ratio of 4.0% by June 30, 2001 or to be recapitalized by merging or being acquired prior to September 30, 2001. In addition, the PCA provisions included limitations on capital distributions, restrictions on the payment of management fees, asset growth, acquisitions, branching, and new lines of business, senior executive officers' compensation, and on other activities. The Bank was required to restrict the rates the Bank pays on deposits to the prevailing rates of interest on deposits of comparable amounts and maturities in the region where the Bank is located. The Bank was prohibited from entering in any material transaction other than in the normal course of business without the prior consent of the OTS.

        On October 5, 2001, the Bank was notified that it was "significantly undercapitalized" pursuant to the Prompt Corrective Action regulations. On October 25, 2001, the Bank consented to an OTS request to sign a Marketing Assistance Agreement and Consent to the Appointment of a Conservator or Receiver (the "Marketing Agreement"). The Marketing Agreement, among other things, permitted the OTS to provide confidential information about the Bank to perspective acquirers, merger partners or investors to facilitate the possible acquisition of the Bank or possible merger of the Bank with a qualified merger partner. The Bank was requested to enter into the Marketing Agreement due to its significantly undercapitalized designation, the fact that the Bank was in violation of the Supervisory Agreement dated September 25, 2000, in violation of the PCA Directive dated March 23, 2001, and the OTS considered the Bank to be in unsafe and unsound condition.

        On November 20, 2001, we entered into an agreement for the private placement of the Note and Warrants. On January 17, 2002, we closed the transaction with New Life Holdings, LLC and received $12.0 million in cash. On January 17, 2002, simultaneously with the closing of our recapitalization transaction, the OTS notified us that it had terminated the Order issued on September 25, 2000. Furthermore, the OTS notified the Bank that it had terminated the Marketing Assistance Agreement and Consent to the Appointment of a Conservator or Receiver dated October 25, 2001, that it had terminated the PCA Directive issued on March 22, 2001, and that it had terminated the Supervisory Agreement issued on September 25, 2000.

        At the request of the OTS, in the fourth quarter of 2002, we were required to develop, submit and implement a Compliance Plan to address safety and soundness issues, related to the Bank's asset quality, internal audit function and earnings. We subsequently submitted this plan which has been accepted by the OTS.

        FHLB Advances.    On March 16, 2001, we were notified by the FHLB that our borrowing capacity was limited to overnight advances and new borrowings and would require credit committee approval. The advances outstanding at the time of the notice totaled $20 million and were not affected by the change in borrowing status. In January 2002, following our recapitalization, we received notification from the FHLB that the restrictions were removed and its credit line reinstated, the use of which is contingent upon continued compliance with certain eligibility requirements established by the FHLB.

        Subordinated Debentures.    In March 1997, we issued an aggregate principal amount of $10.0 million in subordinated debentures which mature on March 15, 2004 and bear interest at the rate of 13.5% per annum, payable semi-annually. In September 1998, holders of $8.5 million in subordinated debentures exercised their option to have us repurchase their debentures as of December 1998. Accordingly, an aggregate of $1.5 million in principal amount of the subordinated debentures remain outstanding and mature on March 15, 2004. The subordinated debentures are redeemable at our option, in whole or in part, at any time after September 15, 1998, at the aggregate principal amount thereof, plus accrued and unpaid interest, if any. The loan documents pursuant to which the subordinated debentures we issued contain a number of restrictions on our business and operations substantially similar to those restrictions contained in the Note and Warrant Purchase Agreement. See

"—Our Recapitalization." We intend to use a portion of the proceeds from this offering to prepay the remaining outstanding subordinated debentures.

        Our Recapitalization.    In January 2002, we closed on the sale of the Note and Warrants under the Note and Warrant Purchase Agreement we entered into in November, 2002. The sale involved the issuance of the $12.0 million Note and Warrants to purchase 1,166,400 shares of our common stock issuable at an exercise price of $0.75 per share. The Note is due in 2007 with an initial principal amount of $12.0 million and bears interest at an initial rate of 12% per annum, increasing to 13% in 2003, 14% in 2004, 15% in 2005 and 16% in 2006. Interest only on the Note is payable on a quarterly basis starting March 31, 2003. Substantially all of our assets, including the stock of the Bank and the Participation Contract were pledged as collateral against the Note. We intend to use a portion of the proceeds raised in this offering to prepay the Note in full. The Holder of the Note, New Life Holdings, LLC, has the right to designate three of the seven members of our board of directors until the later of the time the Note is repaid in full or three years from the date of the issuance of the Note. Accordingly, even if we prepay the Note in full, New Life Holdings, LLC will continue to have the right to appoint three of our seven directors until January 2005. See "Management—Certain Relationships and Related Transactions." We used the proceeds from the sale of the Note (i) to purchase the Participation Contract from the Bank for its book value of $4.4 million; (ii) to pay $3.2 million to the Bank for taxes due the Bank; (iii) to make a capital infusion to the Bank of $3.7 million; and (iv) to pay transaction costs incurred in connection with the private placement of the Note. Until we are able to prepay the Note, we currently intend to meet our payment obligation under the Note from the cash we receive under the Participation Contract, although there can be no assurance that funds from the Participation Contract will be sufficient to service such indebtedness.

        In addition to the Note, we issued Warrants to purchase 1,166,400 shares of our common stock at an exercise price of $0.75 per share. The closing price of our common stock on November 19, 2001, the day before execution of the Note and Warrant Purchase Agreement was $1.35 per share. The intrinsic value of the Warrants at the time of the transaction was $700,000, which was accounted for as an original issue discount. Warrants to purchase 233,280 shares of our common stock are currently exercisable, with Warrants to purchase an additional 116,400 shares becoming exercisable in January 2004, and all of the remaining Warrants becoming exercisable in January 2005. All Warrants expire 10 years from the date of grant. If all these Warrant shares were issued, they would constitute approximately    % of our issued and outstanding common stock on a pro forma basis following the offering. See "Shares Eligible for Future Sale."

        The Note and Warrant Purchase Agreement pursuant to which the Note and Warrants were issued contain a number of restrictions on our business and operations which apply as long as the Note remains outstanding, including restrictions limiting:

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  The amount of indebtedness we can incur;

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  Our ability to grant liens on our properties and assets;

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  Our ability to merge, consolidate, sell assets, purchase stock or assets or liquidate;

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  Our ability to amend our certificate of incorporation and by-laws;

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  Our ability to issue our stock or the stock of our subsidiaries (although a public offering of our common stock is expressly exempted from this restriction);

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  Our ability to declare dividends and distributions on our stock or payment of indebtedness;

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  Our subsidiaries' ability to enter into, or become bound by, agreements which limit their ability to make dividends to us, lend us money or transfer property or assets to us; and

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  Our right to solicit or encourage proposals to acquire us.

        We intend to pre-pay the $12 million Note and the $1.5 million in junior subordinated debentures out of the proceeds of this offering which will reduce our interest expense by approximately $1.7 million per year.

        New Management.    Steven R. Gardner was appointed as President and Chief Executive Officer of both Pacific Premier Bancorp and the Bank at the end of the third quarter of 2000. The Board of Directors appointed Mr. Gardner to oversee the restructuring of our institution's operations, to substantially lower the risk profile of our balance sheet, to recapitalize our institution and to set a new strategic direction. Beginning in late 2000, Mr. Gardner developed a strategic plan that involved the implementation of a community banking business model. To implement this plan, Mr. Gardner recruited a new management team with extensive experience from other Southern California community banks. John Shindler, our Senior Vice President and Chief Financial Officer, who has more than 11 years' experience as a controller or treasurer at various financial institutions, and more than 20 years' experience working in various capacities at other financial institutions, joined the Bank in December 2000 as our Controller/Treasurer and became our Chief Financial Officer in August of 2002. Andrew Anderson, who has more than 20 years of experience in various branch and retail management positions, became our Senior Vice President of Retail Banking in January 2001. Edward Wilcox, who previously served as Income Property Loan Production Manager at Hawthorne Savings Bank, and in a similar credit and production capacity for seven years at First Fidelity Investment and Loan prior to its acquisition by Hawthorne Savings, and has a combined 14 years' experience working in the areas of IAR, asset disposition and risk management, became our Senior Vice President and Chief Credit Officer in August 2003 and is responsible for overseeing our lending activities. Our management team brought with them established relationships and expertise in community banking and began to carry out the strategic plan.

        Throughout 2001, we continued to incur losses due to the high levels of nonperforming loans and associated collection costs, and increasing levels of both REO and charge-offs. The cost associated with deteriorating asset quality was concentrated in our one-to-four family loan portfolio and the remnants of prior years' subprime lending. We recorded a net loss of $6.1 million for the year ended December 31, 2001. Continuing throughout 2002 and the six months ended June 30, 2003, our new management team remained focused on hiring additional lending personnel, reducing operating expenses and improving the risk profile of our Bank. During 2002, we began our first material lending activities in nearly two years through the origination of multi-family and commercial real estate secured loans as well as residential construction loans. We continued our reduction in costs by consolidating the deposits of our two underperforming branches located in Redlands and Riverside into our nearby San Bernardino branch. Additionally, in the fourth quarter of 2002, we continued to strengthen the Bank's management team through the hiring of a former OTS examiner as our IAR Manager.

        Change of Name and Principal Offices.    On August 27, 2002, we changed our name from Life Financial Corporation to Pacific Premier Bancorp, Inc. and changed the name of the Bank from Life Bank to Pacific Premier Bank. Simultaneously with the name change we relocated our corporate headquarters from Riverside, California, in Riverside County, California to Costa Mesa, in Orange County, California.

Growth and Operating Strategies

        Although we only completed the full implementation of our community banking business model during 2002, we are already realizing the results of our new strategy. In addition to achieving profitability in 2002, our deposit and loan profile has changed dramatically in the past year. The following are our growth and operating strategies:

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  Growth of our Loan Portfolio.  We intend to continue to grow our loan portfolio by increasing our production of multi-family and commercial real estate loans as well as residential construction loans. In addition to our traditional methods of obtaining multi-family and commercial real estate loans through referrals from mortgage brokers and bankers, we also initiated in the third quarter of 2003 a retail origination channel for these loans. Our originators, who we recruited from other Southern California banks, have established relationships with mortgage brokers, bankers and real estate investors, which we intend to develop further to increase our market share of income property loans. We have grown our income property loan portfolio from $14.0 million at December 31, 2001 to $126.5 million at June 30, 2003.

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  Emphasis on Retail Branch Banking.  We currently have three retail branch offices, one each in Huntington Beach and Seal Beach in Coastal Orange County, California and one in San Bernardino in San Bernardino County, California. We intend to expand the growth of our core deposits through an emphasis on relationship banking, thereby lowering our cost of funds and building franchise value. Funds for lending may also be generated, as needed, from Federal Home Loan Bank ("FHLB") and other borrowings.

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  Additional Retail Products and Services.  We believe it is important to have multiple account relationships with our customers in order to retain their lower cost transaction accounts and maximize our fee income. As a result, we believe it is essential to be able to offer our customers a wide array of products and services. In this regard, management has introduced several new products and services to attract new deposit relationships and to expand the relationships with our existing customers. We have introduced the following new products and services: merchant services for small business handling the processing of credit and debit cards, payroll processing services, contract collections for investors and small business to process contract payments, courier services and group employee banking services for business owners. We are currently implementing an overdraft privilege product and an airline travel Visa card, which is through a third party provider. We intend to launch these products and services in the third quarter of 2003. In addition, we offer our customers the convenience of insurance and mutual fund products at our retail branches. Although we intend to continue to focus on our multi-family and commercial real estate lending, we will also continually monitor our customers' needs and will consider additional loan and deposit products in the future which are consistent with our community banking business model.

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  Reducing Risk.  As we continue to originate higher quality income property loans, which we began originating in the second quarter of 2002, the amount of subprime loans remaining in our portfolio will continue to be proportionately reduced. Further, an internal asset review which we conducted in the fourth quarter of 2002 and first quarter of 2003 resulted in the write-down or charge-off of many of our loans 90 days or more past due which were concentrated in our one-to-four family loan portfolio, leaving us with approximately $9.6 and $7.3 million of subprime loans and high loan-to-value loans, respectively, in our portfolio at June 30, 2003. We may also sell additional subprime loans in the future. In addition to a reduction of risk in our loan portfolio, we also intend to continue to improve our interest rate risk profile through the continued origination of income property loans which we only originate on an adjustable-rate basis, thereby subjecting us to less interest rate risk, and through the growth of our core deposits.

Current Lending Activities

        General.    Beginning in 2002 and corresponding with our recapitalization, management implemented a new lending strategy to augment its residential construction lending activities. The new strategy is focused on originating multi-family and commercial real estate loans secured by real estate in Southern California. Specifically, we target multi-family and commercial loans in the $500,000 to $2.0 million range. Concurrently with the implementation of this new strategic plan the Bank ceased originating one-to-four family residential loans. Management believes that the origination of multi-family and commercial real estate loans provides higher risk-adjusted rates of return, than the lower yielding one-to-four family lending which we previously engaged in. An aggregate of $105.0 million in multi-family and commercial real estate loans have been originated by us through June 30, 2003. At June 30, 2003, we had $180.9 million in total loans outstanding.

        Sourcing of our Loans.    We primarily obtain new income property loans from mortgage brokers and mortgage bankers operating throughout Southern California. Our account managers work out of our corporate offices and they are responsible for building and maintaining relationships with mortgage brokers and mortgage bankers which serve as a source for the kind of income property loans which we seek. To date, we have substantially relied on one mortgage broker for the origination of our income property and commercial real estate loans. This broker accounted for approximately 43.2% of the income property loans in our loan portfolio. Further, a total of five mortgage brokers accounted for approximately 68.4% of the income property loans in our loan portfolio. We intend to establish relationships with other mortgage brokers and bankers to reduce this reliance on these brokers through the active solicitation of mortgage brokers and bankers by our account managers. Management believes that obtaining loans through mortgage brokers is a more cost-effective method of originating loans, and will afford us greater access to potential loan transactions and a consistent source of loan funding volume. Management believes that our highly focused lending strategy, timely decision making process, competitive pricing, and flexibility in structuring transactions provide an incentive for brokers to do business with us. We also began originating income property loans in the third quarter of 2003 through referrals from our retail branches and by hiring an account manager to solicit these loans directly. Our retail account managers will be focused on maintaining and developing relationships with individual investors, commercial real estate investment sales and leasing agents and other banks. We may also obtain these loans through whole loan purchases and through participations with other banks as these opportunities may arise from time-to-time.

        We have always originated residential construction loans through referrals from developers, builders, investors and our retail branches and will continue to do so in the future.

        Interest Rates on Our Loans.    The interest rates we charge on our multi-family, commercial real estate and residential construction loans generally vary based on a number of factors, including the degree of credit risk, size, maturity of the loan, borrower/property management expertise, and prevailing market rates for similar types of loans. Depending on market conditions at the time the loan is originated, certain income property loan agreements will include prepayment penalties. Most loans secured by multi-family, commercial or residential construction properties are subject to an adjustment of their interest rate based on one of several interest rate indices. All loans originated by the Bank in 2002 and the first half of 2003 were adjustable rate loans and have minimum interest rates ("floor rates") at which the rate charged may not be reduced further regardless of further reductions in the underlying interest rate index.

        Lending Risks on our Loans.    The majority of our multi-family, commercial real estate and residential construction loans typically involve larger loans to a single borrower and are generally viewed as exposing us to a greater risk of loss than one-to-four family residential lending. Income producing property values and homes that are under construction are also generally subject to greater volatility than existing residential property values. The liquidation values of income producing properties may be adversely affected by risks generally incidental to interests in real property, such as:

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  Changes or continued weakness in general or local economic conditions;

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  Changes or continued weakness in specific industry segments;

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  Declines in real estate values;

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  Declines in rental, room or occupancy rates in hotels, apartment complexes or commercial properties;

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  Increases in other operating expenses (including energy costs);

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  The availability of refinancing at lower interest rates or better loan terms;

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  Changes in governmental rules, regulations and fiscal policies, including rent control ordinances, environmental legislation and taxation;

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  Increases in interest rates, real estate and personal property tax rates; and

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  Other factors beyond the control of the borrower or the lender.

        We attempt to mitigate these risks through sound and prudent underwriting policies. Our board of directors establishes our basic lending policies. Each loan must meet minimum underwriting criteria established in our lending policies. The underwriting and quality control functions are managed through our corporate offices. The underwriting standards for multi-family and commercial real estate loans consider the borrower's financial resources, credit worthiness, the borrower's ability to repay the requested loan amount, the level, quality and stability of cash flows from the underlying collateral, the borrower's prior property management experience with similar properties, and the loan-to-value and debt coverage ratios.

        In addition to the lending risks discussed above with respect to multi-family residential and commercial real estate loans, residential construction financing is generally considered to involve a higher degree of credit risk than the financing of improved, owner-occupied real estate. Construction loans also present risks associated with the accuracy of the initial estimate of the property's value at completion of construction compared to the estimated cost (including financing) of construction. These risks can be affected by a variety of factors, including the project management, costs for labor and materials, the availability of materials, city or state laws, regulations and/or ordinances and the weather. If the estimate of value proves to be inaccurate, the project, when completed, may have a value which is insufficient to secure our loan.

        We attempt to mitigate risks associated with residential construction lending by performing a thorough analysis of the cost estimates and actively monitoring the project during each phase of construction. Additional underwriting factors considered when assessing residential construction loans are the builders'/developers' previous experience of timely building, marketing and selling similar properties as that proposed in the potential loan transaction. We utilize third party experts to review and report on the reasonableness and completeness of the builder's/developer's budget, specifications and plans in assessing each residential construction loan request. We also utilize third party experts to inspect, monitor and provide written estimates of percentage completion and materials delivered to the property. Our personnel review the reports in determining the amount and level of disbursement of construction loan proceeds to ensure the amount of disbursed proceeds is consistent with the project progress. We also emphasize geographic and product diversification within Southern California. We also seek to mitigate lending risks associated with our multi-family loans and commercial real estate loans. We primarily do this through our underwriting criteria which, among other things, provide loan to value ratios which we believe are prudent, as well as minimum debt service coverage ratios.

        We will not make loans-to-any one borrower that are in excess of regulatory limits. Pursuant to OTS regulations, loans-to-one borrower cannot exceed 15% of the Bank's unimpaired capital and surplus. At June 30, 2003, the Bank's loans-to-one borrower limit was approximately $2.8 million. Further, it is our general policy not to make loans to any one borrower in excess of $2.5 million. See "Regulation—Federal Savings Institution Regulation—Loans-to-One Borrower."

        Multi-family Residential Lending.    We originate and purchase loans secured by multi-family residential properties (five units and greater) throughout Southern California. Pursuant to our underwriting policies, multi-family residential purchase money loans may be made in an amount up to the lesser of 80% of the appraised value or the purchase price of the underlying property. Loans to refinance multi-family properties may be made up to 75% of the appraised value of the underlying property. In addition, we require a stabilized minimum debt service coverage ratio of 1.15:1, based on the qualifying loan interest rate. Loans are generally made for terms up to 30 years with amortization periods up to 30 years. As of June 30, 2003, we had $110.6 million of multi-family real estate secured loans, constituting 59.7% of our loan portfolio. Since 2002, our multi-family loans, at origination, had an average balance of $778,000, loan-to-value of 67.4% and debt coverage ratio of 1.37:1.

        Commercial Real Estate Lending.    We originate and purchase loans secured by commercial real estate, such as retail centers, small office and light industrial buildings and other mixed-use commercial properties throughout Southern California. We will also, from time to time, make a loan secured by a special purpose property such as an auto wash center or motel. Pursuant to our underwriting policies, commercial real estate loans may be made in amounts up to the lesser of 75% of the appraised value or the purchase price of the underlying property, whichever is less. We consider the net operating income of the property and require a debt service coverage ratio of at least 1.25:1, based on a qualifying interest rate. Loans are generally made for terms up to ten years with amortization periods up to 25 years. As of June 30, 2003, we had $15.8 million of commercial real estate secured loans, constituting 8.6% of our loan portfolio. Since 2002, our commercial real estate loans, at origination, had an average balance of $1.2 million, loan-to-value of 59.6% and debt coverage ratio of 1.78:1.

        Residential Construction and Rehabilitation Lending.    We originate construction and rehabilitation loans for one-to-four single-family homes and small single-family tracts of homes, generally consisting of in-fill projects of 10 homes or fewer. We originate these loans primarily in Orange and San Bernardino counties in Southern California. Those projects built on a speculative basis are constructed by small, local builders who have demonstrated by past performance the ability to construct and effectively market the completed product within the approved budget and where management is comfortable with the underlying collateral and economic conditions. We perform a thorough analysis of the cost estimates and actively monitor the project during each phase of construction. Additional underwriting factors considered when assessing residential construction loan are the builder's/developer's previous experience of timely building, marketing and selling similar properties as that proposed in the potential loan transaction. We utilize third party experts to review and report on the reasonableness and completeness of the builders' or developer's budget, specifications and plans in assessing each residential construction loan request. We also utilize third party experts to inspect, monitor and provide written estimates of percentage completion and materials delivered to the property. Our personnel review the reports in determining the amount and level of disbursement of construction loan proceeds to ensure the amount of disbursed proceeds is consistent with the project's progress. Construction loans are adjustable rate with maturities of 18 months or less. Our policies provide that construction loans may be made in amounts up to 75% of the appraised value of the completed property. All construction loans are priced on a variable-rate, which is adjusted daily with a spread over Wall Street Journal Prime. We generally require that the borrower maintain a minimum 15% cash equity position in the project. Presently, we lend construction funds only in Southern California. As of June 30, 2003, we had $6.6 million of construction loans (less undisbursed loan funds of $2.0 million), constituting 3.5% of the Bank's loan portfolio at that date, and our average residential construction loan had a balance of $938,000 at origination. The average loan-to-value at origination was 68.7%.

        Underwriting and Approval Authority for Our Loans.    Our board of directors establishes our basic lending policies. Each loan must meet minimum underwriting criteria established in our lending policies and must fit within our overall strategies for yield and portfolio concentrations. The underwriting and quality control functions are managed through our corporate offices. The underwriting standards for multi-family and commercial real estate loans consider the borrower's financial resources, credit worthiness, the borrower's ability to repay the requested loan amount, the level, quality and stability of cash flow from the underlying collateral, property management experience of the borrower of similar properties, the loan-to-value ratio and the debt coverage ratio.

        Our loan origination activities are conducted out of our corporate offices. Our salaried retail account managers generate new loans through relationships they have established with individual loan agents working at approved mortgage brokers. These managers also generate originations through our marketing campaigns targeted toward individual real estate investors, commercial sales and leasing agents as well as existing clients. Upon receipt of a completed loan application from a prospective borrower, a credit and other required reports are ordered and, if necessary, additional information is requested. Prior to processing and underwriting any loan, we issue a letter of interest based on a preliminary analysis conducted by our account managers, which letter details the terms and conditions on which we will consider the loan request. Upon receipt of the signed letter of interest, we process and underwrite each loan application and prepare all loan documentation wherein the loan has been approved. An independent appraisal conducted by a licensed appraiser is required on every property securing a loan, which must be paid for by the borrower, and an internal review appraisal is conducted on every loan by our appraisal department. Our board of directors reviews and approves annually the independent appraisers list which we use as well as our appraisal policy. Our underwriter's credit memorandum includes a description of the prospective borrower and any guarantors, the collateral, and the proposed uses of loan proceeds, as well as an analysis of the borrower's financial statements and the property operating history. Each application is evaluated from a number of underwriting perspectives, including property appraised value, loan-to-value level, level of debt service coverage utilizing both the actual net operating income and forecasted net operating income, use and condition of the property, as well as the borrower's liquidity, income, credit history, net worth and operating experience. Our loans are originated on both a nonrecourse and full recourse basis. On loans facilitated to entities such as partnerships, limited liability companies, corporations or trusts, we generally seek to obtain personal guarantees from the appropriate managing members, major shareholders, trustees or other appropriate principals.

        All of our loans must satisfy an interest rate sensitivity test (qualifying rate) in order for the loan origination or purchase to be approved; that is, the actual effective income of the property securing the loan must be adequate to achieve a minimum debt service coverage ratio (the ratio of net earnings on a property to debt service) based on a higher qualifying interest rate than the actual interest rate charged on our adjustable-rate loans, and must meet the established policy minimums for such loans. Additionally, a stress test of 100 basis points above the qualifying interest rate must be adequate to achieve a minimum 1:1 debt service cover ratio. Following loan approval and prior to funding, our underwriting and processing departments assure that all loan approval terms have been satisfied, that they conform with lending policies (or are properly documented exceptions that have been approved), and that all required documentation is present and in proper form.

        Subject to the above standards, our board of directors delegates authority and responsibility for loan approvals to management up to $1.0 million. The Chief Credit Officer has the authority to approve individual loans up to $500,000 with a signed recommendation from our underwriters. Due to the fact that we only began lending in the second quarter of 2002, all loans less than $500,000 have been approved by the Management Loan Committee and will likely continue to be so approved in the foreseeable future. Loan amounts up to $1.0 million require the approval of at least two members of the Management Loan Committee consisting of our President and Chief Executive Officer, Chief Credit Officer and Director of Retail Branch Banking. All loans in excess of $1.0 million, including total aggregate borrowings in excess of $1.0 million, require a majority approval of the Board's Credit Committee, which is comprised of four directors, including our President and Chief Executive Officer.

        Loan Servicing.    Loan servicing is centralized at our corporate headquarters. Our loan servicing operations are intended to provide prompt customer service and accurate and timely information for account follow-up, financial reporting and loss mitigation. Following the funding of an approved loan, the data is entered into our data processing system, which provides monthly billing statements, tracks payment performance, and effects agreed upon interest rate adjustments. The loan servicing activities include (i) the collection and remittance of mortgage loan payments, (ii) accounting for principal and interest and other collections and expenses, (iii) holding and disbursing escrow or impounding funds for real estate taxes and insurance premiums, (iv) inspecting properties when appropriate, (v) contacting delinquent borrowers, and (vi) acting as fiduciary in foreclosing and disposing of collateral properties.

When payments are not received by their contractual due date, collection efforts are begun by our loss mitigation personnel. Accounts delinquent more than 15 days are reviewed by our loss mitigation manager and are assigned to collectors to begin the process of collections. Our collectors begin by contacting the borrower telephonically and progress to sending a notice of intention to foreclose within 30 days of delinquency, and we will initiate foreclosure 30 days thereafter if the delinquent payments are not received in full. Our loss mitigation manager conducts an evaluation of all loans 90 days or more past due by obtaining an estimate of value on the underlying collateral. The evaluation may result in our establishing a specific allowance for that loan or charging off the entire loan, however, continuing with collection efforts—see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Comparison of Financial Condition—Allowance for Loan Losses." In addition to servicing loans which we own, at June 30, 2003 we were servicing $4.3 million of loans we sold to other investors. We receive a servicing fee for performing these services for others. We do not expect to increase the level of loans serviced for others in the foreseeable future, other than with respect to multi-family loans in which we participate with another bank.

Employees

        As of June 30, 2003, we had 57 full-time and 6 part-time employees.

Properties

        We own our corporate headquarters at 1600 Sunflower Avenue, Costa Mesa, California. We occupy the second floor of our building and lease out portions of the first floor. The net book value of our property improvements on our corporate offices at June 30, 2003 was $4.8 million.

        We lease our three branch offices at the following facilities:

Name and Location	Lease Expiration Date	Net Book Value of Leasehold Improvements at June 30, 2003
San Bernardino Branch 1598 E. Highland Avenue San Bernardino, CA	2005 (plus one 4-year option to extend)	$73,000
Huntington Beach Branch 9971 Adams Avenue Huntington Beach, CA	2006 (plus one 5-year option to extend)	$47,000
Seal Beach Branch 13928 Seal Beach Blvd Seal Beach, CA	2004 (plus one 5-year option to extend)	$36,000

        All of our existing facilities are considered to be adequate for our present and anticipated future use. In the opinion of management, all properties are adequately covered by insurance.

Legal Proceedings

        In December 1999, we, and certain former officers and current and former directors and certain other third parties were named as defendants in a securities class action lawsuit titled 'Funke v. Life Financial, et al'. The class action lawsuit was filed in the United States District Court for the Southern District of New York to assert claims against the defendants under the Securities Exchange Act of 1934, as amended, and the Securities Act of 1933, as amended, in connection with the sale of our common stock in our 1997 public offering. Plaintiffs seeks unspecified damages in their complaint. Following a motion to dismiss, the Court dismissed plaintiff's claim for violation of Section 10b of the Exchange Act of 1934, as amended. Plaintiff's sole remaining cause of action is based on an alleged violation of Section 11 of the Securities Act of 1933, as amended. The parties have completed very limited discovery. The Court has not certified the class nor has the Court set a trial date. The maximum aggregate amount of coverage for this claim under our insurance policy is $10 million. Although our insurance carrier has accepted this claim with a customary reservation of rights, we believe under our policy our potential liability may be as high as 20% of any settlement and litigation expenses. The parties, with the Court's approval, recently agreed to stay the litigation to pursue settlement negotiations.

        In addition, from time to time, we are a party to claims and legal proceedings arising in the ordinary course of our business. After taking into consideration information furnished by our counsel as to the current status of these claims or proceedings to which we are a party, Management is of the opinion that the ultimate aggregate liability represented thereby, if any, will not have a material adverse affect on our financial condition.

Competition

        The banking business in California in general, and specifically in our market areas of Orange and San Bernardino Counties, California, is highly competitive with respect to virtually all products and services and has become increasingly more so in recent years. The industry continues to consolidate, and unregulated competitors have entered banking markets with focused products targeted at highly profitable customer segments. Many largely unregulated competitors are able to compete across geographic boundaries, and provide customers increasing access to meaningful alternatives to nearly all significant banking services and products. These competitive trends are likely to continue.

        The banking business is largely dominated by a relatively small number of major banks with many offices operating over a wide geographical area. These banks have, among other advantages, the ability to finance wide-ranging and effective advertising campaigns and to allocate their resources to regions of highest yield and demand. Many of the major banks operating in the area offer certain services that we do not offer directly but may offer indirectly through correspondent institutions. By virtue of their greater total capitalization, such banks also have substantially higher lending limits than the Bank's.

        In addition to other savings banks, our competitors include commercial banks, credit unions, and numerous non-banking institutions such as finance companies, leasing companies, insurance companies, brokerage firms, and investment banking firms. In recent years, increased competition has also developed from specialized finance and non-finance companies that offer wholesale finance, credit card, and other consumer finance services, including on-line banking services and personal financial software. Strong competition for deposit and loan products affects the rates of those products as well as the terms on which they are offered to customers. Mergers between financial institutions have placed additional pressure on banks within the industry to streamline their operations, reduce expenses, and increase revenues to remain competitive. Competition has also intensified due to federal and state interstate banking laws enacted in the mid-1990's, which permit banking organizations to expand into other states, and the relatively large California market has been particularly attractive to out-of-state institutions.

        Competitors for our income property loans include large commercial banks, large regional commercial banks, community banks as well as nationwide and locally based savings associations, credit unions and industrial banks. Additional competitors include real estate financing conduits as well as smaller insurance companies. In addition, due to our strategy involving the accessing of loan applications through independent mortgage brokers, we encounter competition with other potential lenders for the services of these same mortgage brokers. Our strategy to compete effectively is to develop relationships with a large number of mortgage brokers and investors through employing competitive pricing and a service-oriented approach, focused on timely decision-making at the initial loan request along with an efficient and expedited processing, underwriting and funding of the loan.

        Competitors in the construction lending market also include large commercial and regional banks, community banks as well as nationwide and locally based savings associations, credit unions and industrial banks. In order to compete in the area of residential construction loans, we employ timely decision-making and personalized service in managing the entire construction loan process including the disbursement of construction funds once the loan is funded. The active oversight of the progress of each project and resulting interaction with the builder/developer provides for opportunities to strengthen the lender-borrower relationship which we believe will lead to future business.

        In order to compete with these other institutions at our retail branches, we primarily rely on local promotional activities, personal relationships established by our officers, directors and employees and specialized services tailored to meet the individual needs of our customers.

REGULATION

General

        Pacific Premier Bancorp, a savings and loan holding company, is required to file certain reports with, and otherwise comply with the rules and regulations of the OTS under the Home Owners' Loan Act, as amended (the "HOLA"). In addition, the activities of savings institutions, such as the Bank, are governed by the HOLA and the Federal Deposit Insurance Act ("FDI Act").

        The Bank, a federally chartered stock savings bank, is subject to extensive regulation, examination and supervision by the OTS, as its primary federal regulator, and the FDIC, as the deposit insurer. The Bank is a member of the FHLB System and its deposit accounts are insured up to applicable limits by the Savings Association Insurance Fund ("SAIF") managed by the FDIC. The Bank must file reports with the OTS and the FDIC concerning its activities and financial condition in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of, other savings institutions. The OTS and/or the FDIC conduct periodic examinations to test the Bank's safety and soundness and compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulatory requirements and policies, whether by the OTS, the FDIC or Congress, could have a material adverse impact on us and our operations. Certain of the regulatory requirements applicable to the Bank and to us are referred to below or elsewhere herein. The description of statutory provisions and regulations applicable to savings institutions and their holding companies set forth in this prospectus does not purport to be a complete description of such statutes and regulations and their effects on us.

Holding Company Regulation

        Pacific Premier Bancorp is a nondiversified unitary savings and loan holding company within the meaning of the HOLA. As a unitary savings and loan holding company, we generally are not restricted under existing laws as to the types of business activities in which we may engage, provided that the Bank continues to be a qualified thrift lender ("QTL"). See "Federal Savings Institution Regulation—QTL Test." Upon any non-supervisory acquisition by us of another savings institution or savings bank that meets the QTL test and is deemed to be a savings institution by the OTS, we would become a multiple savings and loan holding company (if the acquired institution is held as a separate subsidiary) and would be subject to extensive limitations on the types of business activities in which we could engage. The HOLA limits the activities of a multiple savings and loan holding company and its non-insured institution subsidiaries primarily to activities permissible for bank holding companies under the Bank Holding Company Act ("BHC Act"), subject to the prior approval of the OTS, and certain activities authorized by OTS regulation, and no multiple savings and loan holding company may acquire more than 5% of the voting stock of a company engaged in impermissible activities.

        The HOLA prohibits a savings and loan holding company, directly or indirectly, or through one or more subsidiaries, from acquiring more than 5% of the voting stock of another savings institution or holding company thereof, without prior written approval of the OTS or acquiring or retaining control of a depository institution that is not insured by the FDIC. In evaluating applications by holding companies to acquire savings institutions, the OTS must consider our financial and managerial resources and future prospects of us as well as those of the institution involved, the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community and competitive factors.

        The OTS is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, subject to two exceptions: (i) the approval of interstate supervisory acquisitions by savings and loan holding companies and (ii) the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

        Although savings and loan holding companies are not subject to specific capital requirements or specific restrictions on the payment of dividends or other capital distributions, HOLA does prescribe such restrictions on subsidiary savings institutions as described below. The Bank must notify and obtain approval from the OTS 30 days before declaring any dividend to Pacific Premier Bancorp. In addition, the financial impact of a holding company on its subsidiary institution is a matter that is evaluated by the OTS and the agency has authority to order cessation of activities or divestiture of subsidiaries deemed to pose a threat to the safety and soundness of the institution.

Federal Savings Institution Regulation

        Capital Requirements.    The OTS capital regulations require savings institutions to meet three minimum capital standards: a 1.5% tangible capital ratio, a 4% leverage (core) capital ratio and an 8% risk-based capital ratio. Core capital is defined as common stockholders' equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus, and minority interests in equity accounts of consolidated subsidiaries less intangibles other than certain mortgage servicing rights and credit card relationships. The OTS regulations require that, in meeting the tangible, leverage (core) and risk-based capital standards, institutions must generally deduct investments in and loans to subsidiaries engaged in activities that are not permissible for a national bank.

        The risk-based capital standard for savings institutions requires the maintenance of total capital (which is defined as core capital and supplementary capital) to risk-weighted assets to be at least 8%. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight factor of 0% to 100% or higher if deemed appropriate, as assigned by the OTS capital regulation based on the risks the OTS believes are inherent in the type of asset. The components of core capital are equivalent to those discussed earlier under the 4% leverage standard. The components of supplementary capital currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock and, within specified limits, the allowance for loan and lease losses. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital.

        The OTS regulatory capital requirements also incorporate an interest rate risk component. Savings institutions with "above normal" interest rate risk exposure are subject to a deduction from total capital for purposes of calculating their risk-based capital requirements. A savings institution's interest rate risk is measured by the decline in the net portfolio value of its assets (i.e., the difference between incoming and outgoing discounted cash flows from assets, liabilities and off-balance sheet contracts) that would result from a hypothetical 200 basis point increase or decrease in market interest rates divided by the estimated economic value of the institution's assets, as calculated in accordance with guidelines set forth by the OTS. A savings institution whose measured interest rate risk exposure exceeds 2% must deduct an amount equal to one-half of the difference between the institution's measured interest rate risk and 2%, multiplied by the estimated economic value of the institution's assets. The dollar amount is deducted from an institution's total capital in calculating compliance with its risk-based capital requirement. Under the rule, there is a two-quarter lag between the reporting date of an institution's financial data and the effective date for the new capital requirement based on that data. A savings institution with assets of less than $300 million and risk-based capital ratios in excess of 12% is not subject to the interest rate risk component, unless the OTS determines otherwise. The Director of the

OTS may waive or defer a savings institution's interest rate risk component on a case-by-case basis. For the present time, the OTS has deferred implementation of the interest rate risk component.

        Prompt Corrective Action Regulations.    OTS prompt corrective action regulations require the OTS to take certain supervisory actions against undercapitalized institutions, the severity of which depends upon the institution's degree of undercapitalization. Generally, a savings institution that has a total risk-based capital ratio of 10%, a Tier 1 risk-based capital ratio of 6% and a leverage ratio of 5% is considered to be "well-capitalized", and a savings institution that has a total risk-based capital ratio of 8%, a Tier 1 risk-based capital ratio of 4% and a leverage ratio of 4% is considered to be "adequately capitalized." A savings association that has a a total risk-based capital ratio of less than 8% or a leverage ratio or a Tier 1 capital ratio that is less than 4% is considered to be "undercapitalized." A savings institution that has a total risk-based capital ratio less than 6%, a Tier 1 capital ratio less than 3% or a leverage ratio less than 3% is considered to be "significantly undercapitalized" and a savings institution that has a tangible capital to asset ratio equal to or less than 2% is deemed to be "critically undercapitalized." Numerous mandatory supervisory actions become immediately applicable to the institution depending upon its category, including, but not limited to, increased monitoring by regulators and restrictions on growth, capital distributions and expansion. The OTS could also take any one of a number of discretionary supervisory actions, including requiring a capital plan, the issuance of a capital directive and the replacement of senior executive officers and directors.

        The following table presents the Bank's capital position at June 30, 2003

	Actual		To be adequately capitalized		To be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)
At June 30, 2003
Tier 1 capital to adjusted total assets	$16,497	6.81%	$9,683	4.0%	$12,104	5.0%
Tier 1 capital to total risk-weighted assets	$18,422	10.96%	$6,726	4.0%	$10,089	6.0%
Total capital to total risk-weighted assets	$18,422	9.81%	$13,452	8.0%	$16,815	10.0%

        Insurance of Deposit Accounts.    Deposits of the Bank are presently insured by the SAIF. The FDIC maintains a risk-based assessment system by which institutions are assigned to one of three categories based on their capitalization and one of three subcategories based on examination ratings and other supervisory information. An institution's assessment rate depends on the categories to which it is assigned. Assessment rates for SAIF member institutions are determined semiannually by the FDIC and currently range from zero basis points for the healthiest institutions to 27 basis points for the riskiest. As of July 1, 2003, the Bank's assessment rate was three basis points. The Bank's assessment rate was recently lowered to three basis points from 17 basis points as a result of a determination by the FDIC to reduce the Bank's risk-based assessment.

        In addition to the assessment for deposit insurance, savings institutions are required to pay on bonds issued in the late 1980s by the Financing Corporation ("FCO") to recapitalize the predecessor of the SAIF. The FCO assessment rates as of July 1, 2003 were $0.0160 per $100 annually (or 2.0 basis points) for BIF-assessable deposits and for SAIF-assessable deposits. For the six months ended June 30, 2003 and the year ended December 31, 2002, assessment for both deposit insurance and the FCO payments were $178,000 and $542,000, respectively. These assessments, which may be revised based upon the level of BIF and SAIF deposits, will continue until the bonds mature in the year 2017.

        Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the OTS.

The management of the Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

        Loans-to-One Borrower.    Under the HOLA, savings institutions are generally subject to the limits on loans-to-one borrower applicable to national banks. Generally, savings institutions may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if such loan is secured by readily marketable collateral, which is defined to include certain financial instruments and bullion. At June 30, 2003, the Bank's limit on loans-to-one borrower was $2.8 million. At June 30, 2003, the Bank's largest aggregate outstanding balance of loans-to-one borrower was $2.7 million. As a general policy, the Bank seeks to limit loans to-one-borrower to a maximum of $2.5 million.

        QTL Test.    The HOLA requires savings institutions to meet a QTL test. Under the QTL test, a savings association is required to maintain at least 65% of its "portfolio assets" (total assets less: (i) specified liquid assets up to 20% of total assets; (ii) intangibles, including goodwill; and (iii) the value of property used to conduct business) in certain "qualified thrift investments" (primarily residential mortgages and related investments, including certain mortgage-backed securities) in at least 9 months out of each 12 month period.

        A savings association that fails the QTL test must convert to a bank charter or operate under certain restrictions. As of June 30, 2003, the Bank maintained 91.23% of its portfolio assets in qualified thrift investments and, therefore, met the QTL test. Recent legislation has expanded the extent to which education loans, credit card loans and small business loans may be considered "qualified thrift investments."

        Limitation on Capital Distributions.    OTS regulations impose limitations upon all capital distributions by savings institutions, such as cash dividends, payments to repurchase or otherwise acquire its shares, payments to shareholders of another institution in a cash-out merger and other distributions charged against capital. The rule establishes three tiers of institutions, which are based primarily on an institution's capital level. An institution that exceeds all fully phased-in capital requirements before and after a proposed capital distribution ("Tier 1 Bank") and has not been advised by the OTS that it is in need of more than normal supervision, could, after prior notice but without obtaining approval of the OTS, make capital distributions during a calendar year equal to the greater of (i) 100% of its net earnings to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year or (ii) 75% of its net income for the previous four quarters. Any additional capital distributions would require prior regulatory approval. In the event the Bank's capital fell below its regulatory requirements or the OTS notified it that it was in need of more than normal supervision, the Bank's ability to make capital distributions could be restricted. In addition, the OTS could prohibit a proposed capital distribution by any institution, which would otherwise be permitted by the regulation, if the OTS determines that such distribution would constitute an unsafe or unsound practice.

        Liquidity.    The Financial Regulatory Relief and Economic Efficiency Act of 2000 repealed the statutory liquidity requirement for savings association, citing the requirement as unnecessary. In light of this action, the OTS repealed its liquidity regulations and replaced them with a general requirement that thrifts continue to maintain sufficient liquidity to ensure safe and sound operations. The Bank's average liquidity ratio for the six months ended June 30, 2003 was 14.68%.

        Branching.    OTS regulations permit nationwide branching by federally chartered savings institutions to the extent allowed by federal statute. This permits federal savings institutions to establish interstate networks and to geographically diversify their loan portfolios and lines of business. The OTS authority preempts any state law purporting to regulate branching by federal savings institutions.

        Transactions with Related Parties.    The Bank's authority to engage in transactions with related parties or "affiliates" (e.g., any company that controls or is under common control with an institution, including the Corporation and its non-savings institution subsidiaries) is limited by Sections 23A and 23B of the Federal Reserve Act ("FRA"). Section 23A restricts the aggregate amount of covered transactions with any individual affiliate to 10% of the capital and surplus of the savings institution. The aggregate amount of covered transactions with all affiliates is limited to 20% of the savings institution's capital and surplus. Certain transactions with affiliates are required to be secured by collateral in an amount and of a type described in Section 23A and the purchase of low quality assets from affiliates are generally prohibited. Section 23B generally provides that certain transactions with affiliates, including loans and asset purchases, must be on terms and under circumstances, including credit standards, that are substantially the same or at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies. The Federal Reserve Board has also recently promulgated Regulation W which codifies prior interpretations under Sections 23A and 23B of the FRA and provides interpretive guidance with respect to affiliate transactions. Affiliates of a bank include, among other entities, a bank's holding company and companies that are under common control with the bank. We are considered to be an affiliate of the Bank.

        Enforcement.    Under the FDI Act, the OTS has primary enforcement responsibility over savings institutions and has the authority to bring actions against the institution and all institution-affiliated parties, including stockholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors to institution of receivership, conservatorship or termination of deposit insurance. Civil penalties cover a wide range of violations and can amount to $25,000 per day, or even $1 million per day in especially egregious cases. Under the FDI Act, the FDIC has the authority to recommend to the Director of the OTS enforcement action to be taken with respect to a particular savings institution. If action is not taken by the Director, the FDIC has authority to terminate the Bank's deposit insurance. Federal law also establishes criminal penalties for certain violations.

        Standards for Safety and Soundness.    The FDI Act requires each federal banking agency to prescribe for all insured depository institutions standards relating to, among other things, internal controls, information systems and audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, and compensation, fees, benefits and such other operational and managerial standards as the agency deems appropriate. The federal banking agencies have adopted final regulations and Interagency Guidelines Prescribing Standards for Safety and Soundness ("Guidelines") to implement these safety and soundness standards. The Guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the Guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard, as required by FDI Act.

        Federal Reserve System.    The Federal Reserve Board regulations require savings institutions to maintain noninterest earning reserves against their transaction accounts (primarily NOW and regular checking accounts). The Federal Reserve Board regulations generally require for 2003 that reserves be maintained against aggregate transaction accounts as follows: for accounts aggregating $42.1 million or less (subject to adjustment by the Federal Reserve Board) the reserve requirement was 3%; and for accounts aggregating greater than $42.1 million, the reserve requirement was $1.1 million plus 10% (subject to adjustment by the Federal Reserve Board between 8% and 14%) against that portion of total transaction accounts in excess of $42.1 million. The first $6.0 million of otherwise reservable balances (subject to adjustments by the Federal Reserve Board) were exempt from the reserve requirements. At June 30, 2003, the Bank maintained compliance with the foregoing requirements. The balances maintained to meet the reserve requirements imposed by the Federal Reserve Board may be used to satisfy liquidity requirements imposed by the OTS.

        Community Reinvestment Act and the Fair Lending Laws.    Savings associations have a responsibility under the Community Reinvestment Act and related regulations of the OTS to help meet the credit needs of their communities, including low- and moderate-income neighborhoods. In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes. An institution's failure to comply with the provisions of the Community Reinvestment Act could, as a minimum, result in regulatory restrictions on its activities and the denial of applications. In addition, an institution's failure to comply with the Equal Credit Opportunity Act and the Fiar Housing Act could result in the OTS, other federal regulatory agencies and/or the Department of Justice taking enforcement actions against the institution. Based on its latest examination conducted in October 2002, the Bank received a satisfactory rating with respect to its performance pursuant to the Community Reinvestment Act.

        Financial Services Modernization Legislation.    In November 1999, the Gramm-Leach-Bliley Act of 1999 (the "GLB") was enacted. The GLB repeals provisions of the Glass-Steagall Act which restricted the affiliation of Federal Reserve member banks with firms "engaged principally" in specified securities activities, and which restricted officer, director or employee interlocks between a member bank and any company or person "primarily engaged" in specified securities activities.

        In addition, the GLB also contains provisions that expressly preempt any state law restricting the establishment of financial affiliations, primarily related to insurance. The general effect of the law is to establish a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms and other financial service providers by revising and expanding the BHC Act framework to permit a holding company to engage in a full range of financial activities through a new entity known as a "financial holding company." "Financial activities" is broadly defined to include not only banking, insurance and securities activities, but also merchant banking and additional activities that the Federal Reserve Board, in consultation with Secretary of the Treasury, determines to be financial in nature, incidental to such financial activities or complementary activities that do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally.

        The GLB provides that no company may acquire control of an insured savings association unless that company engages, and continues to engage, only in the financial activities permissible for a financial holding company, unless the company is grandfathered as a unitary savings and loan holding company. The Financial Institution Modernization Act grandfathers any company that was a unitary savings and loan holding company on May 4, 1999 or became a unitary savings and loan holding company pursuant to an application pending on that date.

        To the extent that the GLB permits banks, securities firms and insurance companies to affiliate, the financial services industry may experience further consolidation. The GLB is intended to grant to community banks powers as a matter of right that larger institutions have accumulated on an ad hoc basis and which unitary savings and loan holding companies already possess. Nevertheless, the GLB may have the result of increasing the amount of competition that we face from larger institutions and other types of companies offering financial products, many of which may have substantially more financial resources than we have.

        USA Patriot Act of 2001.    On October 26, 2001, President Bush signed the USA Patriot Act of 2001 (the "Patriot Act"). Enacted in response to the terrorist attacks in New York, Pennsylvania and Washington, D.C. on September 11, 2001, the Patriot Act is intended to strengthen U.S. law enforcement's and the intelligence communities' ability to work cohesively to combat terrorism on a variety of fronts. The potential impact of the Act on financial institutions of all kinds is significant and wide ranging. The Act contains sweeping anti-money laundering and financial transparency laws and requires various regulations, including:

  •
  due diligence requirements for financial institutions that administer, maintain, or manage private banks accounts or correspondent accounts for non-U.S. persons;

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  standards for verifying customer identification at account opening; and

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  rules to promote cooperation among financial institutions, regulators, and law enforcement entities in identifying parties that may be involved in terrorism or money laundering.

        Sarbanes-Oxley Act of 2002.    The Sarbanes-Oxley Act of 2002 ("SOA") was enacted to increase corporate responsibility., to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. The SOA generally applies ot all companies, both U.S. and non-U.S., that file or are required to file periodic reports with the Securities Exchange Commission under the Securities Exchange Act of 1934, including us.

        The SOA includes very specific additional disclosure requirements and new corporate governance rules, requires the SEC and securities exchanges to adopt extensive additional disclosure, corporate governance and other related rules and mandates further studies of specified issues by the Securities and Exchange Commission and the Comptroller General. The SOA represents significant federal involvement in matters traditionally left to state regulatory systems, such as the regulation of the accounting profession and to state corporate law, such as the relationship between a board of directors and management and between a board of directors and its committees. The SOA contains provisions which became effective upon enactment on July 30, 2002 and provisions which became effective from within 30 days to one year from enactment. The Securities and Exchange Commission has promulgated regulations to implement various provisions of the SOA, including additional disclosure requirements in periodic filings under the Exchange Act. We have revised our internal policies and Exchange Act disclosures to comply with these new requirements.

MANAGEMENT

Directors, Executive Officers and Key Employees

        The table below sets forth certain information regarding our directors, executive officers and employees. All directors are directors of both Pacific Premier Bancorp and the Bank.

Name	Director Since	Age	Position
John D. Goddard	1988	64	Director
Steven R. Gardner	2000	42	Director, President and Chief Executive Officer of Pacific Premier Bancorp and the Bank
Richard F. Marr	2002	60	Director
Ezri Namvar	2002	51	Director
Thomas G. Palmer	2002	64	Director
Ronald G. Skipper	1983	62	Chairman of the Board
Kent G. Snyder	2000	66	Director
John Shindler	—	48	Senior Vice President and Chief Financial Officer of Pacific Premier Bancorp and the Bank
Edward Wilcox	—	36	Senior Vice President and Chief Credit Officer of the Bank
Andrew Anderson	—	40	Senior Vice President and Director of Retail Banking of the Bank

        John D. Goddard is the President of Goddard Accounting Corporation and has been with the firm since 1962. He is a practicing Certified Public Accountant and a member of our board since 1988.

        Steven R. Gardner has been the President, Chief Executive Officer and Chief Operating Officer of Pacific Premier Bancorp and the Bank since the third quarter of 2000. Prior to joining us in February 2000 as our Chief Operating Officer, Mr. Gardner was Senior Vice President of Lending at Hawthorne Savings since 1997. Mr. Gardner has served in management positions in credit administration, portfolio management, lending production and operations as well as risk management for the past 19 years, including serving as Vice President of Loan Production and Operations Manager at Washington Mutual from 1994-1997 and District Loan Manager at California Federal Bank from 1992 to 1994. Mr. Gardner holds a B.A. from California State University Fullerton.

        Richard F. Marr has been the President of Charter Holdings LLC, successor in interest to National Properties Group, which specializes in acquisition and redevelopment of commercial properties, since 1997. From 1995 to 1997, Mr. Marr served as President and Chief Executive Officer of Divaris Advisory, a subsidiary of Divaris Real Estate, focusing on providing asset management services to institutional clients. From 1987 to 1995 he served as President and Chief Executive Officer of Charter Management Corporation, a real estate development firm. He has been in the real estate and management consulting businesses for the past 25 years.

        Ezri Namvar has served as Chairman of the Board of Network Bank USA in Ontario, California since his family acquired the majority interest of this state chartered bank in 1997. Mr. Namvar holds a 50% ownership share and a 75% controlling and voting interest in the New Life Holdings, LLC (see "—Certain Relationships and Related Transactions"). In addition, Mr. Namvar is the founder of Namco Group; a privately held family owned business. He has been actively involved in real estate development and management for the past 22 years.

        Thomas G. Palmer is the Principal and Managing Director of the Hanover Company, a private merchant bank founded by Mr. Palmer in 1997 which identifies, acquires and funds financial assets and operating companies on behalf of investment funds. From 1991 to 1997, Mr. Palmer served as President of Parrish Partnerships, a global merchant banking organization which functioned as the General Partner of an investment Limited Partnership consisting of The Hillman Company and the Travelers Companies. Mr. Palmer worked for Manufactures Hanover from 1973 to 1990 serving as Chairman and

Chief Executive Officer of the company's international leasing subsidiary from 1986-1990. He has been in the banking and financial advisory business for the past 30 years.

        Ronald G. Skipper has been our Chairman of the Board since 1997 and a member of our board of directors since 1983. Mr. Skipper is a self-employed attorney and has been practicing law for 32 years. He is general counsel to the National Orange Show Board of Directors of San Bernardino County and has served on numerous Boards of Directors including: The University of California, Hastings College of Law 1066 Foundation, California State University, San Bernardino Foundation and St. Bernadine's Hospital Foundation.

        Kent G. Snyder is a practicing attorney specializing in complex real estate investment and development law as well as corporate law for the past 35 years. Since 1998 Mr. Snyder has served on the Board of Directors of the Tejon Ranch Company, a New York Stock Exchange listed company engaged in land management and development and he has served on the Board of Directors of First Fidelity Bancorp, Inc. for over 15 years. First Fidelity is a thrift and loan holding company which has recently been acquired by Hawthorne Savings.

Executive Officers

        John Shindler was hired in December of 2000 as our Controller/Treasurer and promoted to the position of Chief Financial Officer in August 2002. Mr. Shindler is responsible for all of our financial reporting, accounting and treasuring operations. He also serves as Chairman of our Asset/Liability Committee and IARC. Mr. Shindler, prior to joining the Bank, worked as a division controller for IXL, an internet solution company, for approximately a year. Prior to that, he worked for Long Beach Acceptance Corp., an indirect auto lender, for more than three years. He started as a division controller and then was promoted to Regional Vice President of Operations. Mr. Shindler has 13 years of experience as controller or treasurer of various companies, 11 of which were spent at financial institutions.

        Edward Wilcox was hired in August 2003 as our Senior Vice President and Chief Credit Officer and is responsible for overseeing all of our lending activities. Prior to joining us, Mr. Wilcox served as Loan Production Manager at Hawthorne Savings for two years and as the Secondary Marketing Manager at First Fidelity Investment & Loan, which was acquired by Hawthorne Savings, for seven years. Mr. Wilcox has 14 years of experience in real estate banking including positions as Asset Manager, REO Manager and Real Estate Analyst at various financial institutions.

        Andrew Anderson has been our Senior Vice President, Director of Retail Banking since January 2001. His responsibilities include leadership of all sales, marketing and operational activities of the retail branches and branch administration department. He also serves as Secrecy Act officer for the Bank as well as an active member of the Credit, Community Reinvestment Act and Asset Liability Committees. Mr. Anderson has 20 years experience in various branch and retail management positions, including ethnic marketing. Prior to joining the Bank he was a Consumer Regional Executive at Bank of America for a period of three years, responsible for branch sales production and operations of approximately 30 branches.

Certain Relationships and Related Transactions

        On January 17, 2002 we closed a transaction with New Life Holdings, LLC to issue the Note and the Warrants. See "Business—Significant Developments in our Recent History—Recapitalization—Issuance of Secured Note and Warrants." Ezri Namvar, a director, owns a controlling interest in New Life Holdings, LLC as described below. In the transaction, New Life Holdings, LLC obtained the right to designate three directors to the boards of Pacific Premier Bancorp and the Bank until the latter of the date of repayment of the Note or the third anniversary of the issuance of the Note Accordingly, even if we repay the Note in full out of the proceeds from this offering, New Life Holdings, LLC will continue to have the right to appoint three of our seven directors until January 2005. In addition to

Ezri Namvar, New Life Holdings, LLC has appointed Messrs. Marr and Palmer to serve on our board and on the board of directors of the Bank. Mr. Namvar and his related entities own a 75% interest in U.S. Properties Group LLC in which Mr. Marr's firm, Charter Holdings LLC serves as the managing member. Additionally, Mr. Marr serves as development manager, on a fee basis, for several properties that are owned by entities in which Mr. Namvar and his related entities have an equity interest.

        Ownership interests in New Life Holdings, LLC are held entirely by family members of Ezri Namvar. Ezri Namvar directly holds a 50% ownership share and a 75% controlling and voting interest in New Life Holdings, LLC. Mousa Namvar, a brother of Ezri Namvar, holds an 18% interest in New Life Holdings, LLC.

        For the year ended December 31, 2002 and the six months ended June 30, 2003 we paid New Life Holdings, LLC $1.4 million and $768,000 of interest on the Note, respectively.

Possible Future Changes in Control

        Under the federal securities laws, "control" is generally understood to refer to the possession, direct or indirect, of the power to direct, or cause the direction, of the management and policies of a company whether through ownership of voting shares, by contract, or otherwise. Thus, the right of New Life Holdings, LLC to designate three of seven directors, its status as a lender to us and the partial or entire exercise of its Warrants over time may, at a subsequent date, constitute a change in control of Pacific Premier Bancorp under federal securities laws, if New Life Holdings, LLC, or assignees(s), were to exercise all or a significant portion of the Warrants.

Committees of the Board of Directors

        The Board of Directors of the Company maintains various committees, the nature and composition of which are described below:

        Audit Committee.    Our board of directors has a standing audit committee. Our audit committee is comprised entirely of independent directors. The members of our audit committee are Messrs. Goddard, Palmer and Snyder. Mr. Goddard, the chairman of our audit committee, qualifies as a "financial expert" as defined under applicable rules and regulations of the Securities and Exchange Commission. Our audit committee reviews our auditing, accounting, financial reporting and internal control functions and make recommendations to the board of directors for the selection of independent accountants. In addition, the committee monitors the quality of our accounting principles and financial reporting, as well as the independence of and the non-audit services provided by our independent accountants. In discharging its duties, the audit committee:

  •
  reviews and approves the scope of the annual audit and the independent accountants' fees;

  •
  meets independently with our compliance staff, contracted internal auditors, our independent accountants and our senior management; and

  •
  reviews the general scope of our accounting, financial reporting, annual audit and internal audit program, matters relating to internal control systems as well as the results of the annual audit.

        Compensation Committee.    The compensation committee of the Board of Directors is comprised entirely of independent directors. The members of our compensation committee are Ronald Skipper, Kent Snyder and John Goddard. The compensation committee (i) has oversight responsibility for out compensation policies, benefits and practices, (ii) reviews and approves or disapproves the Chief Executive Officer's recommendations concerning individual incentive awards of officers directly reporting to him, (iii) approves all stock option grants, (iv) approves the aggregate amount of bonuses paid to all employees, and (v) has oversight responsibility for management planning and succession. The Compensation Committee may from time to time retain independent compensation consultants to assist it in the exercise of its responsibilities, including developing compensation plans and providing comparative data regarding our compensation policies.

Directors' Compensation

        Directors' Fees.    Currently, all outside directors of Pacific Premier Bancorp receive a monthly retainer of $450. In addition, outside directors of the Bank receive a monthly retainer of $2,000 for serving on the Bank's Board of Directors, while the Chairman of the Board of the Bank receives a monthly retainer of $2,500. No committee fees are paid to board committee members.

2002-2004 Compensation Plan

        In December 2001, the Bank adopted the 2002-2004 Compensation Plan for employees of the Bank, except for commissioned employees, which provides for performance-based cash bonuses based on individual performance and the Bank's overall financial performance. For fiscal year 2002, compensation incentives were paid pursuant to the 2002-2004 Incentive Compensation Plan.

Executive Compensation

        The following table sets forth certain summary compensation information with respect to our Chief Executive Officer and our only other executive officers as of December 31, 2002 whose total salary and bonus for the fiscal year ended December 31, 2002, exceeded $100,000:

Summary Compensation Table

Long Term Compensation Stock Options Granted (Number of Shares)
Annual Compensation
Name and Principal Position						All Other Compensation(4)
	Year	Salary(1)	Bonus(2)	Other(3)
Steven R. Gardner President and Chief Executive Officer	2002 2001 2000	$250,000 250,000 175,769	$100,000 100,000 150,000	$12,000 8,250 6,102	25,000 20,000 20,000	$2,750 2,625 2,625
John Shindler(5) Senior Vice President, Chief Financial Officer and Corporate Secretary	2002 2001 2000	125,000 114,375 4,354	30,000 25,000 —	— — —	10,000 — 4,000	— — —
Patricia McLoon(6) Senior Vice President, Chief Credit Officer	2002 2001 2000	92,500 — —	20,000 — —	4,625 — —	5,000 — —	0 — —
Andrew Anderson Senior Vice President, Director of Retail Banking	2002 2001 2000	90,000 83,538 —	20,000 20,000 —	3,600 3,300 —	5,000 2,000 —	1,872 1,404 —
Ted Yates Senior Vice President, Chief Appraiser	2002 2001 2000	100,000 100,000 66,858	5,850 5,000 14,583	6,000 6,000 3,500	2,500 — —	1,800 1,200 —

(1)
Includes amounts deferred by the officer pursuant to the Bank's 401(k) Plan.

(2)
Mr. Gardner was awarded a bonus for 2000, which was paid in mid 2001 upon approval of the OTS and the FDIC. Mr. Gardner's 2001 bonus was paid in January 2002, and his 2002 bonus, as well as Mr. Shindler's bonus, was paid in January 2003.

(3)
Includes an automobile allowance.

(4)
Includes employer contributions to the Bank's 401(k) Plan.

(5)
Mr. Shindler was employed by us for only one month in 2000 and compensation amounts reflect the partial year.

(6)
Ms. McLoon was employed by us for only nine months of fiscal 2002 year and compensation amounts reflect the partial year. Ms. McLoon resigned in July 2003.

Option Plan

        Pursuant to our 2000 Stock Incentive Plan, all of our employees are eligible to receive options to purchase our common stock. The Plan provides discretionary awards to officers and key employees as determined by a committee of non-employee directors.

        The following table provides certain information with respect to shares of our common stock represented by outstanding options held by certain of our executive officers as of December 31, 2002.

	Stock Options Exercised in 2002
			Number of Unexercised Options at December 31, 2002		Value of Unexercised In-the-Money Options at December 31, 2002(1)
Name	Shares Exercised	Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Steven R. Gardner	—	—	20,000	45,000	$12,482	$24,968
John Shindler	—	—	2,667	11,333	2,494	1,246
Andrew Anderson	—	—	667	6,333	650	1,300
Patricia McLoon	—	—	—	5,000	—	—
Ted Yates	—	—	—	2,500	—	—

(1)
Represents the excess of the aggregate fair market value over the aggregate exercise price of the shares at December 31, 2002.

        The following table lists all grants of options under the 2000 Stock Incentive Plan to our executive officers for the year ended December 31, 2002 and contains certain information about the potential value of those options based upon certain assumptions as to the appreciation of our common stock over the life of the option. Stock options were granted to our executive offices during the year ended December 31, 2002 as noted below.

Options/SARs Granted in Last Fiscal Year

Name	Number of Securities Underlying Unexercised Options/SARs Granted	Percent of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price Per Share	Expiration Date	Grant Date Present Value(1)
Steven R. Gardner	25,000	45%	$5.85	2012	$137,750
John Shindler	10,000	18%	$5.85	2012	$55,100
Andrew Anderson	5,000	9%	$5.85	2012	$27,550
Patricia McLoon	5,000	9%	$5.85	2012	$27,550
Ted Yates	2,500	5%	$5.85	2012	$13,775

(1)
Based on market value of the underlying stock at the fiscal year end, minus the exercise price. The market price on December 31, 2002 was $1.84.

Employment Agreements

        Each of Pacific Premier Bancorp and Pacific Premier Bank have entered into employment agreements with Mr. Gardner as of January 5, 2001 and continuing through January 5, 2004 subject to a one-year extension. The Bank employment agreement provides that Mr. Gardner will receive a base salary of $250,000 per year, a discretionary performance bonus and a car allowance of $1,000 per month. Mr. Gardner receives no additional compensation under the employment agreement with Pacific Premier Bancorp other than an initial grant of options to purchase 20,000 shares of our common stock which options will fully vest in January 2004. Each of the employment agreements provide for termination of Mr. Gardner for cause at any time as defined in the employment agreements. In the event Pacific Premier Bancorp or the Bank chooses to terminate Mr. Gardner for reasons other than cause or as a result of a change in control of Pacific Premier Bancorp or the Bank,

Mr. Gardner would be entitled to a severance payment equal to two times his current base salary plus an amount equal to any incentive bonus received in the previous year.

Transactions with Certain Related Persons

        Federal law requires that all loans or extensions of credit to executive officers and directors must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with the general public and must not involve more than the normal risk of repayment or present other unfavorable features.

        The Bank's current policy provides that no loans will be made by the Bank to its executive officers and directors.

        It is the policy of Pacific Premier Bancorp that all transactions between us and our executive officers, directors, holders of 10% or more of the shares of any class of our common stock and affiliates thereof, contain terms no less favorable to us than could have been obtained by us in arm's-length negotiations with unaffiliated persons and are required to be approved by a majority of independent outside directors of Pacific Premier Bancorp not having any interest in the transaction.

PRINCIPAL STOCKHOLDERS

        The following table sets forth information regarding beneficial ownership of our outstanding common stock as of August 31, 2003 and as adjusted to reflect the sale of 3,100,000 shares of common stock in this offering for (i) each stockholder who is known by us to own beneficially more than 5% of our outstanding common stock; (ii) each of our directors; and (iii) each of our executive officers; and (iv) all directors and executive officers as a group.

Name	Shares Beneficially Owned(1)		% of Shares Beneficially Owned Prior to Offering(2)	% of Shares Beneficially Owned After Offering(1)
5% Beneficial Owners
New Life Holdings, LLC(3)	233,280	(4)	14.9%	5.0%
San Bernardino County Safety Employees' Association(5)	150,360	(6)	11.3%	3.4%
Vaughn S. Bryan, Jr.(7)	132,000	(8)	9.9%	3.0%
Dimensional Fund Advisors(9)	126,900	(10)	9.5%	2.9%
Directors and Executive Officers(11)
Steven R. Gardner	67,933	(12)	5.0%	1.5%
John D. Goddard	46,850	(13)	3.5%	1.1%
Richard F. Marr	—		*	*
Ezri Namvar	233,280	(4)	14.9%	5.0%
Thomas G. Palmer	—		*	*
Ronald G. Skipper	38,531	(14)	2.9%	*
Kent G. Snyder	56,100	(15)	4.2%	1.3%
John Shindler	2,667	(16)	*	*
Edward Wilcox	—		*	*
Andrew Anderson	1,333	(17)	*	*
All executive officers and directors as a group	445,361	(18)	27.5%	9.4%

*
Represents less than 1% of our common stock

(1)
Assumes the shareholder owns the same number of shares before and after the offering.

(2)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, each share of common stock subject to options or warrants held by that person that will be exercisable within 60 days of August 31, 2003 is deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(3)
The address of such person is 11940 San Vicente Boulevard, Los Angles, California 90049.

(4)
All such shares may be received upon exercise of the portion of the Warrant which is currently exercisable. Mr. Namvar, a director, holds a 50% ownership interest and 75% controlling and voting interest in New Life Holdings, LLC. See "Management—Certain Relationships and Related Transactions."

(5)
The address of such person is 555 North E Street, San Bernardino, California 92401

(6)
As disclosed in Schedule 13G filed April 4, 2003.

(7)
The address of such person is 1900 Country Club Drive, Redlands, California 92373.

(8)
As represented directly to us on April 10, 2003 by a representative of Mr. Bryan.

(9)
The address of such person is 12999 Ocean Avenue, 11th Floor, Santa Monica, California 90401

(10)
As disclosed in Schedule 13G filed on February 3, 2003.

(11)
The address of all directors and executive officers is 1600 Sunflower Avenue, 2nd Floor, Costa Mesa, California 92626.

(12)
Includes options to purchase 33,333 shares of common stock.

(13)
Includes options to purchase 5,336 shares of common stock.

(14)
Includes options to purchase 5,336 shares of common stock.

(15)
Includes options to purchase 2,000 shares of common stock.

(16)
Includes options to purchase 2,667 shares of common stock.

(17)
Includes options to purchase 1,333 shares of common stock.

(18)
Includes Warrants to purchase 233,280 shares and options to purchase 50,005 shares.

DESCRIPTION OF CAPITAL STOCK

        The following summary of the material terms and provisions of our capital stock is not complete and is subject to, and qualified in its entirety by, our certificate of incorporation and by-laws, which will be included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law. Reference is made to those documents and to Delaware law for a detailed description of the provisions.

General

        Our authorized capital stock consists of 15,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

        As of July 31, 2003, there were 1,333,522 shares of our common stock outstanding. After giving effect to this offering, there will be 4,433,572 shares of our common stock outstanding. We have also reserved an aggregate of 195,000 shares of common stock for issuance under our stock option plan and 1,166,400 shares of common stock issuable upon the exercise of the Warrants. Each holder of common stock is entitled to one vote for each share held on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of our common stock are not entitled to preemptive rights and have no subscription, redemption or conversion privileges; however, holders of our Warrants have certain preemptive rights. See "—Warrants." All outstanding shares of common stock are, and all shares of common stock issued by us upon completion of the offering will be, fully-paid and nonassessable.

Preferred Stock

        Our board of directors is authorized to issue up to 1,000,000 shares of preferred stock, in one or more series, with such designations, preferences and relative participating, optional or other special rights, qualifications, limitations or restrictions as determined by our board of directors, without any further vote or actions by stockholders. We believe that the board of directors' authority to set the terms of, and our ability to issue, preferred stock will provide flexibility in connection with possible financing transactions in the future. There are currently no shares of preferred stock outstanding.

Warrants

        In January 2002, in connection with our recapitalization, we issued Warrants to purchase an aggregate of 1,166,400 shares of our common stock at an exercise price of $0.75 per share. Warrants to purchase an aggregate of 233,280 shares of our common stock are currently exercisable, with Warrants to purchase an additional 116,640 shares of our common stock becoming exercisable in January 2004 and Warrants to purchase the remaining 816,480 shares of our common stock becoming exercisable in January 2005. All Warrants will expire, if not exercised, in January 2012.

        The number of shares issuable when the Warrants are exercised and the exercise price per share will be adjusted proportionately if there is a stock split, reorganization or similar event. The exercise price per share will also be adjusted if we issue shares of common stock below the exercise price per share then in effect.

        Persons who hold Warrants convertible into 500,000 or more shares of our common stock, have a right to purchase a pro rata portion of any equity securities issued by us. This right is not applicable to securities issued in public offerings, mergers and similar transactions, upon the exercise of stock options issued under our option plan or upon the exercise of the Warrants. The holders of the Warrants also have certain Registration Rights. See "—Registration Rights," below.

Registration Rights

        The holder(s) of our warrants have both "demand" and "piggyback" registration rights. If holders of Warrants to purchase an aggregate of at least 349,920 shares of our common stock request that we effect a registration under the Securities Act of all or part of the common stock underlying such Warrants, and such securities have an offering value of at least $3,000,000, we are obligated to use our best efforts to effect the registration under the Securities Act; provided, however, that we are entitled to postpone effecting such registration for up to 90 days once during any twelve-month period. We are not obligated to effect more than two of these "demand" registrations. Further, if holders of Warrants to purchase an aggregate of at least 349,920 shares of our common stock request that we effect a registration under the Securities Act on Form S-3 of all or part of the common stock underlying such Warrants, and such securities have an offering value of at least $1,000,000, and if Form S-3 is available for our use, then we are obligated to use our best efforts to effect this registration under the Securities Act, provided, however, that we are entitled to postpone effecting such registration for up to 90 days once during any twelve-month period.

        In addition, if we chose to effect a registration for any of our securities under the Securities Act, the holders of the warrants are permitted to include their shares of common stock underlying the warrants in our registration, subject to our right and the right of our underwriters to reduce the number of securities proposed to be registered in view of market conditions. We are not obligated to effect more than two registrations under these "piggyback" registrations. The current holder of all of our issued and outstanding Warrants, New Life Holdings, LLC, has determined not to exercise its piggyback registration rights in connection with this offering.

        In general, we will bear all fees, costs and expenses of registration, other than underwriting discounts and commissions.

Anti-takeover Provisions of our Charter, By-laws and Delaware General Corporation Law

        Number, Election and Removal of the Board of Directors.    Our certificate of incorporation provides that the authorized number of directors will be fixed from time to time by resolution of our board of directors. Our board of directors has currently fixed the number of our directors at seven and pursuant to the terms of the Note and Warrant Purchase Agreement we may not change this number until the latter of repayment of the Note in full or three years from the issuance of the Note. Our certificate of incorporation provides that our board of directors be divided into three classes. Directors are elected for staggered terms of three years each, with the term of office of only one of the three classes of directors expiring each year. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective terms. Between stockholder meetings, directors may be removed by our stockholders only for cause, and our certificate of incorporation provides that stockholders holding 80% of the issued and outstanding shares must vote to remove directors for cause. Further, any newly created directorships resulting from any increase in the authorized number of directors or any vacancies on the board resulting from death, resignation, retirements, removal or other cause may be filled only by a majority vote of the directors then in office. These provisions may deter a stockholder from removing incumbent directors and from simultaneously gaining control of the board of directors by filling the resulting vacancies with its own nominees. Consequently, the existence of these provisions may have the effect of deterring hostile takeovers, which could depress the market price of our common stock.

        Limitation on Voting our Common Stock.    Our certification of incorporation provides that record holders of our common stock who beneficially own in excess of 10% of our outstanding shares of common stock (the "Limit") are not entitled to vote in respect to the shares held in excess of the Limit. A person or entity is deemed to beneficially own shares owned by an affiliate, as well as, by person acting in concert with, such person or entity. Our certificate of incorporation authorizes our board of directors to (i) make all determinations necessary to implement and apply the Limit, including determining whether persons or entities are acting in concert and (ii) to demand that any person who is reasonably believed to beneficially own stock in excess of the Limit supply information to us to enable our board of directors to implement and apply the Limit. This provision may have the effect of deterring hostile takeovers and tender offers as anyone who acquires more than 10% of our common stock will not be able to exercise voting rights with respect to any shares over 10% of our issued and outstanding shares, thereby severely limiting the ability of any person to effectively elect directors or otherwise control our company.

        Supermajority Vote for Certain Business Combinations.    Our certificate of incorporation provides that subject to certain exceptions, 80% of our issued and outstanding shares, subject to the provisions of the Limit, must vote to approve any business combination and certain other transactions with any shareholder owning 10% or more of our shares or with any of our affiliates, including, any merger or consolidation, sale or lease of 25% or more of our assets, issuance or transfer of our securities having an aggregate fair market value of 25% or more of the fair market value of all of our issued and outstanding securities, or liquidation plan proposed by a 10% or more shareholder or our affiliate. This provision may deter hostile takeovers and tender offers as it would substantially restrict the actions a potential acquiror could take with respect to our company once acquired.

        Possible Future Issuance of Preferred Stock.    Our board of directors is authorized to issue up to 1,000,000 shares of preferred stock, in one or more series, with such designations, preferences and relative participating, optional or other special rights, qualifications, limitations or restrictions as determined by our board of directors, without any further vote or actions by stockholders. We believe that the board of directors' authority to set the terms of, and our ability to issue, preferred stock will provide flexibility in connection with possible financing transactions in the future. The issuance of preferred stock, however, could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation, dissolution or winding up of us and could have the effect of delaying, deferring or preventing a change of control. There are currently no shares of preferred stock outstanding.

        Delaware Anti-Takeover Law.    We are subject to Section 203 of the Delaware General Corporation Law (DGCL), an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Indemnification of Directors and Officers and Limitations of Liability

        Our certificate of incorporation and by-laws generally eliminate the personal liability of our directors for breaches of fiduciary duty as a director and indemnify directors and officers to the fullest extent permitted by the DGCL.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the above statutory provisions or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is American Stock Transfer.

SHARES ELIGIBLE FOR FUTURE SALE

        All of the            shares being sold in the offering will be fully tradable without restriction or further registration under the Securities Act, unless held by an affiliate, as that term is defined in Rule 144 under the Securities Act.

Lock-Up Agreements

        Beneficial owners of            shares of common stock will be subject to lock-up agreements with the underwriters that will restrict the sale of these shares for 180 days. The shares covered by the lock-up agreements include the shares underlying the Warrants owned by New Life Holdings, LLC, and beneficially owned by one of our directors; however, the lock-up agreement with respect to the shares underlying the Warrants would permit a private sale of such shares during the 180-day lock-up period.

Rule 144

        In general, under Rule 144 as currently in effect, a person who has beneficially owned shares that are restricted securities for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

  •
  1% of the then outstanding shares of common stock, which will be approximately 44,336 shares after the offering; or

  •
  the average weekly trading volume of our common stock on the Nasdaq SmallCap Market during the four calendar weeks preceding the date on which notice of such sale is filed pursuant to Rule 144.

        Sales under Rule 144 are also subject to certain provisions regarding the manner of sale, notice requirements and the availability of current public information about us.

Rule 144(k)

        A person who is not deemed to have been an affiliate of ours at any time during the 90 days immediately preceding the sale and who has beneficially owned his or her shares for at least two years is entitled to sell his or her shares under Rule 144(k) without regard to the volume limitations and other restrictions described above. We are unable to estimate the number of shares that will be sold under Rule 144 because this will depend on the market price for our common stock, the personal circumstances of the sellers and other factors beyond our control.

Option Grants

        As of the date of this prospectus there were options issued and outstanding to purchase 122,372 shares of our common stock under our option plan.

Warrants

        In January 2002, in connection with our recapitalization, we issued Warrants to purchase an aggregate of 1,166,400 shares of our common stock at an exercise price of $0.75 per share. Warrants to purchase an aggregate of 233,280 shares of our common stock are currently exercisable, with Warrants to purchase an additional 116,640 shares of our common stock becoming exercisable in January 2004 and Warrants to purchase the remaining 816,480 shares of our common stock becoming exercisable in January 2005. All Warrants will expire, if not exercised, in January 2012.

Registration Rights

        Holders of our outstanding warrants have certain piggyback and registration rights. See "Description of Capital Stock—Registration Rights."

UNDERWRITING

        Friedman, Billings, Ramsey & Co., Inc. ("FBR") is acting as the representative of the underwriters named below. Subject to the terms and conditions contained in the underwriting agreement, we have agreed to sell to each underwriter, and each underwriter has agreed to purchase from us, the number of shares set forth opposite its name below. The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of our common stock is subject to approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all shares of our common stock offered (other than those covered by the over-allotment option described below) if any of the shares are taken.

Underwriters	Number of Shares
Friedman, Billings, Ramsey & Co., Inc.	—

Total	3,100,000

        We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase up to 465,000 additional shares of common stock to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. If the underwriters exercise this option, the underwriters will have a firm commitment, subject to certain conditions, to purchase all of the shares for which the option is exercised.

        The following table shows the amount per share and total underwriting discounts and commissions we will pay to the underwriters. The amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to 465,000 additional shares of our common stock to cover over-allotments.

	Per Share	No Exercise	Full Exercise
Public offering	$
Underwriting discounts and commissions to be paid by us	$
Proceeds, before expenses, to us	$

        Pacific Premier Bancorp and each of our officers, directors and certain of our shareholders have agreed with FBR, for a period of 180 days after the date of this prospectus, subject to certain exceptions, not to sell any shares of common stock or any securities convertible into or exchangeable for shares of common stock without the prior written consent of FBR. However, FBR may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these agreements.

        The underwriters propose to offer our common stock directly to the public at the public offering price per share set forth on the cover page to this prospectus and to certain dealers at this price less a concession not in excess of $             per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $             per share to certain dealers. We expect to incur expenses of approximately $            in connection with this offering.

        We have agreed to reimburse the underwriters for their reasonable out-of-pocket expenses incurred in connection with this offering, excluding the fees of the underwriters' counsel. In addition, we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect thereof.

        In connection with this offering, the underwriters are permitted to engage in certain transactions that stabilize the price of our common stock. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock. If the underwriters create a short position in our common stock in connection with this offering by selling more than             million shares of common stock, the underwriters may reduce that short position by purchasing our common stock in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of those purchases. Neither the underwriters nor we make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither the underwriters nor we make any representation that the underwriters will engage in those transactions or that those transactions, once commenced, will not be discontinued without notice.

        The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short-covering transactions.

        The underwriters have informed us that they do not intend to confirm sales of the common stock offered by this prospectus to any accounts over which they exercise discretionary authority.

        In the ordinary course of their respective businesses, certain of the underwriters and their respective affiliates have in the past provided, and may in the future from time to time provide, investment banking and general financing and banking services to us and certain of our affiliates, for which they have in the past received, and may in the future receive, customary fees.

LEGAL MATTERS

        The validity of the shares of common stock offered in this prospectus will be passed upon for us by King, Holmes, Paterno & Berliner, LLP, Los Angeles, California. Patton Boggs LLP, Washington, D.C. will pass upon certain legal matters in connection with this offering for the underwriters.

EXPERTS

        The consolidated financial statements of Pacific Premier Bancorp as of December 31, 2002 and 2001 and for each of the years in the two-year period ended December 31, 2002 have been included herein and in the registration statement in reliance on the report of Vavrinek, Trine, Day & Co., LLP, independent auditors, and upon the authority of said firm as experts in auditing and accounting. The consolidated statements of operations and cash flows for the year ended December 31, 2000 have been included herein and in the registration statement in reliance on the report of Grant Thornton LLP, independent auditors, and upon the authority of said firm as experts in auditing and accounting.

        As reported in our Form 8-K dated February 5, 2002, we terminated the relationship with our principal independent accountant Grant Thornton LLP on January 30, 2002. During the two fiscal years ended December 31, 2001, and up to and through January 30, 2002, there were no disagreements with Grant Thornton LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Grant Thornton LLP, would have caused it to make reference to the subject matter of the disagreement in connection with its report.

        Grant Thornton LLP's report on the consolidated financial statements of Pacific Premier Bancorp, Inc. (the "Bancorp") (previously Life Financial Corporation), for the fiscal year ended December 31, 2000 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to audit scope or accounting principles. However, the December 31, 2000 report did contain an uncertainty regarding the Bancorp's ability to continue as a going concern.

        During the two fiscal years up to and through January 30, 2002, Grant Thornton LLP did not advise us of any "reportable events" as defined in Item 304(a)(1)(v) of Regulation S-K.

        As reported in our Form 8-K dated February 5, 2002, Vavrinek, Trine, Day & Co., LLP was engaged as our independent accountants for the fiscal year ended December 31, 2001, to audit our financial statements.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form S-2 under the Securities Act with respect to the offer and sale of common stock pursuant to this prospectus. This prospectus, filed as a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement or the exhibits and schedules thereto as permitted by the rules and regulations of the Securities and Exchange Commission. Reference is made to each such exhibit for a more complete description of the matters involved. For further information about us and our common stock, you should refer to the registration statement. The Registration Statement and the exhibits and schedules thereto filed with the Securities and Exchange Commission may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the Securities and Exchange Commission at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Securities and Exchange Commission located at 223 Broadway, New York, New York 10279 and CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621-2511. The Securities and Exchange Commission also maintains a website that contains reports, proxy and information statements and other information regarding issuers, including us, that file electronically with the Securities and Exchange Commission by telephone at (800) 732-0330.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        We are "incorporating by reference" into this prospectus certain information we file with the Securities and Exchange Commission, which means that we are disclosing important information to you by referring you to other documents that we file separately with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. These documents contain important information about us. This prospectus incorporates by reference (1) our annual report on Form 10-K for the year ended December 31, 2002, as amended, and (2) our quarterly reports on Form 10-Q for the quarters ended March 31, 2003 and the quarter ended June 30, 2003.

        You may request a copy of these filings, at no cost, by writing or calling us at the following address or telephone number:

  Pacific Premier Bancorp
  1600 Sunflower Avenue
  2nd Floor
  Costa Mesa, CA 92626
  (714) 431-4000
  Attn: Corporate Secretary

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Independent Auditor's Report from Vavrinek, Trine, Day & Co., LLP	F-2
Independent Auditor's Report from Grant Thornton LLP	F-3
Consolidated Statements of Financial Condition as of December 31, 2002 and 2001 (audited) and as of June 30, 2003 (unaudited)	F-4
Consolidated Statements of Operations for the three years ended December 31, 2002 (audited) and the six months ended June 30, 2003 and June 30, 2002 (unaudited)	F-5
Consolidated Statements of Stockholders' Equity and Other Comprehensive Income for the three years ended December 31, 2002 (audited) and the six months ended June 30, 2003 (unaudited)	F-6
Consolidated Statements of Cash Flows for the three years ended December 31, 2002 (audited) and the six months ended June 30, 2003 and June 30, 2002 (unaudited)	F-7
Notes to Consolidated Financial Statements	F-8

Independent Auditors' Report

Board of Directors and Stockholders
Pacific Premier Bancorp, Inc., and Subsidiaries
Costa Mesa, California

We have audited the accompanying consolidated balance sheet of Pacific Premier Bancorp, Inc., (formerly LIFE Financial Corporation) and Subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive loss, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pacific Premier Bancorp, Inc., (formerly LIFE Financial Corporation) and Subsidiaries as of December 31, 2002 and 2001, and the results of its operations, changes in its stockholders' equity, and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Vavrinek, Trine, Day & Co., LLP Vavrinek, Trine, Day & Co., LLP Certified Public Accountants

Rancho Cucamonga, California
February 28, 2003

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders
Pacific Premier Bancorp, Inc.

We have audited the accompanying consolidated statement of operations, stockholders' equity and comprehensive loss, and cash flows of Pacific Premier Bancorp, Inc. and Subsidiaries (previously Life Financial Corporation) for the year ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Pacific Premier Bancorp, Inc. and Subsidiaries for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the previously issued December 31, 2000 financial statements, included in the Annual report on Form 10-K for such year, the Company had suffered recurring losses and was deemed to be undercapitalized for regulatory purposes pursuant to an Office of Thrift Supervision ("OTS") examination of the Company. As a result, the Company was issued a Prompt Corrective Action Directive from the OTS in March 2001, which stipulates that the Company must restore capital ratios to satisfactory levels, by June 30, 2001. In addition, in March 2001 the Company was notified by the Federal Home Loan Bank that the Company's borrowing capacity is limited to overnight advances and that new borrowings will require credit committee approval. These factors, and others, raised substantial doubt about the Company's ability to continue as a going concern. Management's plan in regards to these matters were also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Grant Thornton LLP

Irvine, California
March 16, 2001

PACIFIC PREMIER BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(Dollars in thousands, except per share data)

	June 30, 2003	December 31, 2002	December 31, 2001
	(Unaudited)
ASSETS
Cash and due from banks	$5,374	$3,590	$7,206
Federal funds sold	—	—	500

Cash and cash equivalents	5,374	3,590	7,706

Investment securities available for sale	44,907	58,243	34,659
Federal Home Loan Bank Stock, at cost	1,621	—	—
Loans held for sale, net	1,816	1,866	4,737
Loans held for investment, net	179,114	156,365	182,439
Mortgage servicing rights	44	51	101
Accrued interest receivable	1,032	1,140	1,600
Foreclosed real estate	1,369	2,427	4,172
Premises and equipment	5,403	5,411	1,184
Deferred income taxes	2,750	2,350	350
Participation Contract, held to maturity	5,379	4,869	4,428
Other assets	1,620	1,966	2,291

TOTAL ASSETS	$250,429	$238,278	$243,667

LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
Deposit accounts
Noninterest-bearing	$6,605	$6,362	$8,653
Interest-bearing	195,845	184,808	223,507
Borrowings	20,800	20,000	—
Notes payable	11,510	11,440	—
Subordinated debentures	1,500	1,500	1,500
Accrued expenses and other liabilities	2,301	2,545	2,359

TOTAL LIABILITIES	$238,561	$226,655	$236,019

COMMITMENTS AND CONTINGENCIES (Note 12)	$—	$—	$—
STOCKHOLDERS' EQUITY:
Preferred stock, $.01 par value; 1,000,000 and 5,000,000 shares authorized (June 30, 2003 and December 31, 2002 and 2001); no shares outstanding	$—	$—	$—
Common stock, $.01 par value; 15,000,000 and 25,000,000 shares authorized (June 30, 2003 and December 31, 2002 and 2001); 1,333,572 (June 30, 2003 and December 31, 2002) and 1,333,687 (December 31, 2001) shares issued and outstanding.	13	13	13
Additional paid-in capital	43,328	43,328	42,628
Accumulated deficit	(31,480)	(32,086)	(34,964)
Accumulated other comprehensive income	7	368	(29)

TOTAL STOCKHOLDERS' EQUITY	$11,868	$11,623	$7,648

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$250,429	$238,278	$243,667

PACIFIC PREMIER BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except per share data)

	For the Six Months Ended		For the Year ended December 31,
	June 30, 2003	June 30, 2002	2002	2001	2000
	(Unaudited)
INTEREST INCOME:
Loans	$5,951	$6,880	$12,345	$21,973	$38,298
Investment securities and other interest-earning assets	2,220	3,345	6,527	2,469	3,221

Total interest income	8,171	10,225	18,872	24,442	41,519

INTEREST EXPENSE:
Interest-bearing deposits	2,541	3,408	6,314	14,989	25,572
Borrowings	254	202	535	992	2,664
Notes payable	955	881	1,851	—	—
Subordinated debentures	106	104	210	210	210

Total interest expense	3,856	4,595	8,910	16,191	28,446

NET INTEREST INCOME BEFORE PROVISION FOR LOAN LOSSES	4,315	5,630	9,962	8,251	13,073

PROVISION FOR LOAN LOSSES	681	191	1,133	3,313	2,910

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	3,634	5,439	8,829	4,938	10,163

NONINTEREST INCOME (LOSS):
Loan servicing and mortgage banking fee income	372	466	761	1,893	6,987
Bank and other fee income	208	290	531	649	568
Net gain (loss) from mortgage banking operations	207	(244)	(261)	402	(5,684)
Net gain (loss) on Participation Contract and investment securities	143	(15)	424	884	(4,848)
Net gain on residual mortgage-backed securities	—	—	—	—	295
Other income	440	192	414	164	546

Total noninterest income (loss)	1,370	689	1,869	3,992	(2,136)

NONINTEREST EXPENSE:
Compensation and benefits	2,278	2,233	4,448	5,448	11,337
Premises and occupancy	708	1,012	1,890	2,513	4,266
Data processing and communications	197	287	541	712	1,072
Net loss on foreclosed real estate	51	144	86	387	589
Restructuring charges	—	—	—	—	849
Other expense	1,562	1,829	3,200	5,280	7,693

Total noninterest expense	4,796	5,505	10,165	14,340	25,806

INCOME/(LOSS) BEFORE INCOME TAX (BENEFIT) PROVISION	208	623	533	(5,410)	(17,779)
INCOME TAX (BENEFIT) PROVISION	(398)	(18)	(2,345)	642	3,003

NET INCOME/(LOSS)	$606	$641	$2,878	$(6,052)	$(20,782)

EARNINGS/(LOSS) PER SHARE:
Basic earnings (loss) per share	$0.45	$0.48	$2.16	$(4.54)	$(15.58)
Diluted earnings (loss) per share	$0.24	$0.27	$1.16	$(4.54)	$(15.58)
WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic	1,333,572	1,333,572	1,333,572	1,333,630	1,333,646
Diluted	2,552,066	2,411,119	2,476,648	1,333,630	1,333,646

See Notes to Consolidated Financial Statements

PACIFIC PREMIER BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
SIX MONTHS ENDED JUNE 30, 2003
(UNAUDITED)
AND YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000
(Dollars in thousands, except share data)

	Common Stock Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income(Loss)	Comprehensive (Loss) Income	Total Stockholders' Equity
Balance at December 31, 1999	1,330,687	13	42,579	(8,130)	—		34,462
Exercise of stock options	3,000	—	50	—	—		50
Comprehensive loss
Net loss	—	—	—	(20,782)	—	$(20,782)	(20,782)
Unrealized gains on investments, net of tax of $124	—	—	—	—	170	170	170

Total comprehensive loss						$(20,612)

Balance at December 31, 2000	1,333,687	13	42,629	(28,912)	170		13,900
Fractional shares repurchased in conjunction with the 1:5 reverse stock split	(115)	—	(1)	—	—		(1)
Comprehensive loss
Net loss	—	—	—	(6,052)	—	$(6,052)	(6,052)
Realized gains on investments, net of tax of $137	—	—	—	—	(199)	(199)	(199)

Total comprehensive loss						$(6,251)

Balance at December 31, 2001	1,333,572	$13	$42,628	$(34,964)	$(29)		$7,648
Comprehensive Income
Net income	—	—	—	2,878		2,878	2,878
Realized gain on investments, net of tax of $0	—	—	—		397	397	397

Total comprehensive income	—	—	—			$3,275

Capital Contribution Warrants(1)	—	—	700				700

Balance at December 31, 2002	1,333,572	$13	$43,328	$(32,086)	$368		$11,623
Net gain	—	—	—	606	—	$606	606
Unrealized gain on investments, net of tax of $0	—	—	—	—	(361)	$(361)	(361)

Total comprehensive income	—	—	—	—	—	$245	—

Capital Contribution Warrants(1)	—	—	—	—	—		—

Balance at June 30, 2003	1,333,572	$13	$43,328	$(31,480)	$7		$11,868

(1)
See Note 9 to Consolidated Financial Statements.

PACIFIC PREMIER BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Periods Ended,
(Dollars in thousands)

	Six Months Ended June 30,		For the Year ended December 31,
	2003	2002	2002	2001	2000
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (loss)	$606	$641	$2,878	$(6,052)	$(20,782)
Adjustments to net income (loss):
Depreciation and amortization	328	481	820	1,176	1,619
Provision for loan losses	681	191	1,133	3,313	2,910
Loss on sale, provision, and write-down of foreclosed real estate	275	252	419	2,092	594
Loss on sale and disposal on premises and equipment	—	—	21	670	801
Net unrealized and realized (gain) loss and accretion on investment securities, residual mortgage-backed securities, and related mortgage servicing rights	222	14	118	(12)	5,109
(Gain) loss on sale of loans held for sale	—	(183)	(183)	—	4,639
(Gain) loss on sale of investment securities available for sale	(144)	15	(424)	(884)	11
Purchase and origination of loans held for sale	—	—	—	—	(454,900)
Proceeds from the sales of and principal payments from loans held for sale	170	1,710	2,195	1,732	528,256
Change in allowance on mortgage servicing rights	—	—	—	(165)	(642)
Amortization of mortgage servicing rights	7	13	20	43	1,421
Provision for lower of cost or market on loans	—	—	—	788	—
Write-down of loans transferred from/to held for investment	—	—	—	(1,002)	1,688
Change in current and deferred income tax receivable	(400)	—	(2,000)	753	22,496
(Decrease) increase in accrued expenses and other liabilities	(244)	1,350	186	(4,449)	(22,411)
Federal Home Loan Bank stock dividend	(49)	(90)	(147)	(183)	(160)
Decrease (increase) in accrued interest receivable and other assets	459	(413)	785	1,930	10,820

Net cash provided by (used in) operating activities	1,911	3,981	5,821	(250)	81,469

CASH FLOW FROM INVESTING ACTIVITIES:
Proceeds from sale and principal payments on loans held for investment	40,079	76,004	101,013	149,409	58,466
Purchase and origination of loans held for investment	(64,505)	(22,764)	(80,906)	(34,887)	(25,482)
(Gain) loss on sale of loans held for investment	(207)	449	466	(132)	128
Net accretion on Participation Contract	(1,556)	(2,099)	(3,831)	—	—
Proceeds from Participation Contract	1,046	643	3,390	—	—
Principal payments on securities	3,664	4,180	6,138	4,306	6,285
Proceeds from sale of foreclosed real estate	1,866	3,510	6,553	5,746	2,179
Purchase of securities	(24,991)	(123,069)	(203,684)	(58,254)	(64,605)
Proceeds from sale or maturity of securities	32,284	63,361	173,493	62,387	49,110
Proceeds from sale of mortgage servicing rights	—	30	30	5,839	—
Decrease (increase) in securities held under repurchase agreements	—	—	—	25,000	(25,000)
(Increase) decrease in premises and equipment	(255)	(4,268)	(4,928)	70	144
(Redemption) purchase of FHLB stock	368	—	1,319	(14)	—

Net cash (used in) provided by investing activities	(12,207)	(4,023)	(947)	159,470	1,225

CASH FLOW FROM FINANCING ACTIVITIES
Net increase (decrease) in deposit accounts	11,280	(31,631)	(40,990)	(112,933)	(123,766)
Repayment of borrowings	—	—	—	—	(17,873)
Proceeds from (repayment of) FHLB advances	800	20,000	20,000	(47,120)	47,120
Proceeds from (disbursements of) issuance of Senior Secured note and common	—	12,000	12,000	(1)	50

Net cash provided by (used in) financing activities	12,080	369	(8,990)	(160,054)	(94,469)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,784	327	(4,116)	(834)	(11,775)

CASH AND CASH EQUIVALENTS, beginning of period	3,590	7,706	7,706	8,540	20,315

CASH AND CASH EQUIVALENTS, end of period	$5,374	$8,033	$3,590	$7,706	$8,540

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Interest paid	$3,682	$3,664	$5,528	$16,499	$28,155
Income taxes paid	$2,400	$7,200	$—	$—	$97
NONCASH INVESTING ACTIVITIES DURING THE PERIOD:
Loan Transfers-Loans held for sale to (from) held for investment	$(563)	$—	$—	$(9,251)	$253,597
Transfers from loans to foreclosed real estate	$1,083	$2,362	$5,227	$10,327	$2,242

See Notes to Consolidated Financial Statements.

PACIFIC PREMIER BANCORP, INC., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2003 (Unaudited) and the Three Years in Period Ended December 2002

1. Description of Business and Summary of Significant Accounting Policies

        Basis of Presentation and Description of Business—The consolidated financial statements include the accounts of Pacific Premier Bancorp, Inc., (formerly LIFE Financial Corporation)(the "Corporation") and its wholly owned subsidiaries, Pacific Premier Bank (formerly LIFE Bank, Federal Savings Bank) (the "Bank") and Pacific Premier Investment Services, Inc. (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

        The Corporation, a Delaware corporation organized in 1997, is a savings and loan holding company that owns 100% of the capital stock of the Bank, the Corporation's principal operating subsidiary. The Bank was incorporated and commenced operations in 1983.

        The principal business of the Bank is attracting retail deposits from the general public and investing those deposits, together with funds generated from operations and borrowings, primarily in multi-family (five units or more) mortgages and commercial real estate property and residential construction loans. At December 31, 2002, the Bank had three retail bank branches located in Orange and San Bernardino Counties, California.

        Cash and cash equivalents—Cash and cash equivalents include cash on hand and due from banks. At June 30, 2003 and December 31, 2002, $692,000 and $691,000, respectively, was allocated to cash reserves required by the Federal Reserve Bank for depository institutions based on the amount of deposits held. The Bank maintains amounts due from banks which exceed federally insured limits. The Bank has not experienced any losses in such accounts.

        Securities Available for Sale—Investments in debt securities that management has no immediate plan to sell, but which may be sold in the future, are valued at fair value. Realized gains and losses, based on the amortized cost of the specific security, are included in noninterest income as net gain (loss) on investment securities. Unrealized holding gains and losses, net of tax, on available for sale securities are reported as a net amount in a separate component of capital until realized.

        Securities Held to Maturity—Investments in debt securities that management has the positive intent and ability to hold to maturity are reported at cost and adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

        Participation Contract—The Participation Contract is recorded on the Company's financial statements at June 30, 2003 and December 31, 2002 at $5.4 million and $4.9 million, respectively. The Participation Contract represents the right to receive 50% of any cash realized from three residual mortgage-backed securities. The right to receive cash flows under the Participation Contract began after the purchaser of the residual mortgage-backed securities recaptured its initial cash investment and a 15% internal rate of return. The Bank does not believe there is an active market for this type of asset and has determined the estimated fair value utilizing a cash flow model which determines the present value of the estimated expected cash flows from this contract using a discount rate the Bank believes is commensurate with the risks involved.

        Emerging Issues Task Force 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" ("EITF 99-20") provides guidance on how transferors that retain an interest in a securitization transaction, and companies that purchase a beneficial interest in such a transaction, should account for interest income and impairment. The EITF concluded that the holder of a beneficial interest should recognize interest income over the life of the investment based on an anticipated yields determined by periodically estimating cash flows. Interest income would be revised prospectively for changes in cash flows. If the fair value of the beneficial interest has declined below its amortized cost and the decline is other-than-temporary, an entity should apply impairment of securities guidance using the fair value method. This method differs significantly from the previously acceptable accounting method whereby impairment was measured using a risk-free rate of return.

        Effective January of 2001, the Company adopted the provisions of EITF 99-20 on a prospective basis based on the actual cash flows of the securitization trusts underlying the Participation Contract. At that time the Company had decided that due to the uncertainty and inadequate cash flow history from the securitizations to the holders of the asset, that it was prudent to leave the Participation Contract on a non-accrual basis until there was a sufficient cash flow history. Based on the cash flows and other events affecting the expected yield of the Participation Contract, the adoption of EITF 99-20 did not have a material impact on the Company's financial statements for the year ended December 31, 2001. The Company commenced accreting the discount and the expected yield differential (the difference between the fair market value and the book value) on the Participation Contract during 2002 over the expected remaining life of the contract using a level yield methodology. The accretion will be adjusted for any changes in the expected performance of the contract. The Company recorded discount accretion of $1.6 million and $3.8 million, respectively, and received cash proceeds of $1.0 million and $3.4 million for the six months ended June 30, 2003 and the year ended December 31, 2002.

        The following table summarizes the factors used in determining the fair value of the Participation Contract at June 30, 2003 and December 31, 2002 and the effects of adverse adjustments to these factors. As of June 30, 2003 and December 31, 2002, the key assumptions in valuing the carrying value of the Participation Contract are the weighted average prepayment speed of 39.32% and 33.52%, the weighted average discount rate of 71.65% and 66.75%, and the weighted average default rate of 4.42% and 4.30%, respectively. The assumptions used for the prepayment speeds and credit losses are based on the historical performance of each of the three residual mortgage-backed securities. These assumptions and the sensitivity of the value of the Participation Contract to immediate adverse changes in the key assumptions are presented in the following table (Dollars in thousands):

		December 31,
	June 30, 2003
		2002	2001
	(Unaudited)
Fair Value of Participation Contract at:	$5,379	$4,869	$4,428
Prepayment speed assumption:	39.32%	33.52%	22.87%
Fair value with a 10% adverse change	$4,929	$4,423	$4,180
Fair value with a 20% adverse change	$4,546	$4,025	$3,967
Discount rate assumption:	71.65%	66.75%	68.00%
Fair value with a 100 basis point adverse change	$5,330	$4,803	$4,344
Fair value with a 200 basis point adverse change	$5,280	$4,742	$4,276
Credit loss assumption:	4.42%	4.30%	3.11%
Fair value with a 10% adverse change	$5,167	$4,610	$4,042
Fair value with a 20% adverse change	$4,972	$4,332	$3,658

        These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10 percent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

        The table below shows data from the three securitizations that the Company has an interest in through the Participation Contract. Included are the outstanding principal loan balances, the credit losses for the year and the delinquent principal amounts for the periods indicated.

Securitization Trusts	1997-2	1997-3	1998-1
	(Dollars in thousands)
Securitization Original Balance	$125,000	$250,000	$400,000
At June 30, 2003 (Unaudited)
Principal Amount of Loans	19,224	45,345	57,189
Credit Loss During the Period	254	898	1,591
Delinquent Principal over 90 days	335	925	7,875
At December 31, 2002
Principal Amount of Loans	24,560	57,685	87,957
Credit Loss During the Period	1,579	4,751	2,557
Delinquent Principal over 90 days	350	1,083	5,772
At December 31, 2001
Principal Amount of Loans	39,423	88,795	133,452
Credit Loss During the Period	1,555	3,254	980
Delinquent Principal over 90 days	744	2,914	12,136

        The residual assets underlying the Participation Contract began generating a cash flow to the holder of the assets in June 2001.

        Loans Held for Sale—Loans held for sale, consisting primarily of loans secured by one-to-four family residential units, are carried at the lower of cost or market, computed using the aggregate method by asset type. Premiums paid and discounts obtained on such loans held for sale are deferred as an adjustment to the carrying value of the loans until the loans are sold. Interest is recognized as revenue when earned according to the terms of the loans and when, in the opinion of management, it is collectible. Loans are evaluated for collectability, and if appropriate, previously accrued interest is reversed.

        Loans Held for Investment—The Bank's real estate loan portfolio consists primarily of long-term loans secured by first and second trust deeds on single-family residences.

        Loans held for investment are carried at amortized cost and net of deferred loan origination fees and costs and allowance for loan losses. Net deferred loan origination fees and costs on loans are amortized or accreted using the interest method over the expected lives of the loans. Amortization of deferred loan fees is discontinued for nonperforming loans. Loans held for investment are not adjusted to the lower of cost or estimated market value because it is management's intention, and the Bank has the ability, to hold these loans to maturity.

        Interest on loans is credited to income as earned. Interest receivable is accrued only if deemed collectible.

        The Bank considers a loan impaired when it is probable that the Bank will be unable to collect all contractual principal and interest payments under the terms of the original loan agreement. Loans are evaluated for impairment as part of the Bank's normal internal asset review process. However, in determining when a loan is impaired, management also considers the loan documentation, current loan to value ratios and the borrower's current financial position. Included as impaired loans are all loans delinquent 90 days or more and all loans that have a specific loss allowance applied to adjust the loan to fair value. The accrual of interest on impaired loans is discontinued after a 90-day delinquent period or when, in management's opinion, the borrower may be unable to meet payments as they become due. When the interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. Where impairment is considered other than temporary, a charge-off is recorded; where impairment is considered temporary, an allowance is established. Impaired loans, which are performing under the contractual terms, are reported as performing loans, and cash payments are allocated to principal and interest in accordance with the terms of the loans.

        Allowance for Loan Losses—It is the policy of the Bank to maintain an allowance for loan losses at a level deemed appropriate by management to provide for known or inherent risks in the portfolio. Management's determination of the adequacy of the loan loss allowance is based on an evaluation of the composition of the portfolio, actual loss experience, current economic conditions, industry trends and other relevant factors in the area in which the Bank's lending and real estate activities are based. These factors may affect the borrowers' ability to pay and the value of the underlying collateral. The Bank's methodology for assessing the appropriateness of the allowance consists of several key elements, which include the formula allowance, specific allowance for identified non-homogeneous problem loans and the unallocated allowance. The formula allowance is calculated by applying loss factors to loans held for investment. The loss factors are applied according to loan program type and loan classification. The loss factors for each program type and loan classification are established based primarily upon the Bank's historical loss experience and are evaluated on a quarterly basis. The unallocated allowance is based upon management's evaluation of various conditions, the effect of which are not directly measured in the determination of the formula and specific allowance. The evaluation of the inherent loss with respect to these conditions is subject to a higher degree of uncertainty because they are not identified with specific problem credits or portfolio segments. The conditions evaluated in connection with the unallocated allowance include the following conditions that existed as of the balance sheet date: (1) then-existing general economic and business conditions affecting the key lending areas of the Bank, (2) credit quality trends, (3) loan volumes and concentrations, (4) recent loss experience in particular segments of the portfolio, and (5) regulatory examination results. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on judgments different from those of management. Specific allowances are established for certain non-homogeneous loans where management has identified significant conditions or circumstances related to a credit that management believes indicates the probability that a loss has been incurred in excess of the amount determined by the application of the formula allowance. A specific allowance is calculated by subtracting the current market value less estimated selling and holding costs from the loan balance. Specific loss allowances are established if the fair value of the loan or the collateral is estimated to be less than the gross carrying value of the loan. At December 31, 2002, the Bank had $735,000 in a specific allowance on loans.

        Although management uses the best information available to make these estimates, future adjustments to the allowance may be necessary due to economic, operating, regulatory and other conditions that may be beyond the Bank's control.

        Mortgage Banking and Loan Servicing Operations—Prior to 2000, the Bank primarily acquired mortgage loans for sale in the secondary market. At origination or purchase, mortgage loans were designated as held for sale or held for investment. Loans held for sale were carried at the lower of cost or estimated market value determined on an aggregate basis by outstanding investor commitments or current investor requirements. Cost includes related loan origination costs and fees, as well as premiums or discounts for purchased loans. Net unrealized losses, if any, are recognized in a valuation allowance by charges to operations. Any transfers of loans held for sale to the investment portfolio were recorded at the lower of cost or estimated market value on the transfer date.

        The Bank sold its loans held for sale as either servicing retained or servicing released. Under the servicing agreements for loans sold with servicing retained, the investor was paid its share of the principal collections together with interest at an agreed-upon rate, which generally differed from the loans' contractual interest rate. The loan-servicing portfolio is comprised of loans owned by the Bank and loans sold by the Bank to other investors on a servicing retained basis.

        In 2000, the Bank ceased originating and purchasing loans for sale in the secondary market in order to focus on its traditional banking operations. Accordingly, certain costs were incurred relating to this transition. The costs primarily pertained to the write-off of property and equipment that could no longer be used in the current operations and also for accrual of employee incentives. These restructuring costs totaled approximately $849,000 for the year ended December 31, 2000 and included the loss on sale of a building of $90,000, the abandonment of furniture, equipment and leaseholds of $574,000, and severance expenses consisting of a buyout of an employee contract and retention bonuses totaling $132,000. No additional severance expense was incurred for the 164 planned terminations.

        The Bank evaluates its capitalized mortgage servicing rights (MSRs) for impairment based on the fair value of those rights. The Bank's periodic evaluation is performed on a desegregated basis whereby MSRs are stratified based on type of interest rate (variable or fixed), loan type and original loan term. Impairment is recognized in a valuation allowance for each pool in the period of impairment. The Bank determines fair value based on the present value of estimated net future cash flows related to servicing income. In estimating fair values at June 30, 2003 and December 31, 2002 and 2001, the Bank utilized a weighted average prepayment assumption of 20.0%, 20.0% and 18.6%, respectively, and a weighted average discount rate of 13.5%. The cost allocated to servicing rights is amortized in proportion to, and over the period of, estimated net future servicing fee income.

        At December 31, 2000, the Bank serviced in excess of $582 million in mortgage and consumer loans for others. In the first quarter of 2001, the Bank sold the servicing rights of $526 million in loans. A significant portion of the balance of the MSR at December 31, 2000 was sold in these transactions. At June 30, 2003 and December 31, 2002, the Bank had $44,000 and $51,000, respectively, in mortgage servicing rights remaining.

        On December 31, 1999, the Company sold its residual mortgage-backed securities retained from securitization and related mortgage servicing rights for $19.4 million in cash and other consideration and realized a pretax loss of $29.1 million. The $29.1 million loss is the net of the balance of the Residual Assets sold of $36.7 million plus the mortgage servicing rights of $7.5 million less a $4.3 million reserve for the estimated loss to be incurred on the $14.6 million of sub-performing loans acquired less cash and other considerations totaling $19.4 million. The $19.4 million was comprised of $5.1 million in cash for the residual assets, $3.0 million cash for the credit guaranty, $2.0 million cash for the mortgage servicing rights sold and $9.3 million in other consideration. The other consideration consisted of a contractual right from the purchaser of the residual mortgage-backed securities to receive 50% of any cash realized, as defined, from the residual mortgage-backed securities (the "Participation Contract"). The Company valued the contractual right at its estimated fair value of $9.3 million at December 31, 1999. The right to receive cash flows under the contract begins after the purchaser recaptures their initial cash investment of $8.1 million, a 15% internal rate of return (the "Hurdle amount"), and $200,000 in servicing fees from the transaction. Additionally, the Company entered into a credit guaranty related to a $14.6 million pool of sub-performing loans in the 1998-1A and 1B securitization whereby the Company guaranteed the difference between the December 1, 1999, unpaid principal balance and the realized value of those loans at final disposition. At December 31, 1999, the Bank estimated the obligation under the credit guaranty at $4.3 million and was included in other liabilities. During 2000, the $14.6 million of sub-performing loans were sold, or otherwise disposed of, for a net loss of $3.9 million, of which $2.6 million was paid to the purchaser under the credit guaranty and applied to reduce the Hurdle Amount to $5.7 million for cash distributions on the Participation Contract. During the year ended December 31, 2000, the Bank recorded a $4.9 million write-down of the Participation Contract as a result of an increase in the discount rate from 15% to 40% and a change in the composite prepayment speeds from 21.6% in 1999 to 24.6% in 2000 in the Bank's valuation model. See detailed discussion of valuation of Participation Contract in "Note 1—Participation Contract".

        Foreclosed Real Estate—Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value at the date of foreclosure through a charge to the allowance for estimated loan losses. After foreclosure, valuations are periodically performed by management; and additional write downs are charged to operations if the carrying value of a property exceeds its fair value less estimated costs to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net loss on foreclosed real estate in the consolidated statement of operations.

        Premises and Equipment—Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, which range from 31 years for buildings, 15 years for leasehold improvements, 7 years for furniture, fixtures and equipment, and 3 years for computer and telecommunication equipment.

        The Company periodically evaluates the recoverability of long-lived assets, such as premises and equipment, to ensure the carrying value has not been impaired.

        Income Taxes—Deferred tax assets and liabilities are recorded for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, all expected future events other than enactments of changes in the tax law or rates are considered. If necessary, a valuation allowance is established based on management's determination of the likelihood of realization of deferred tax assets.

        Presentation of Cash Flows—For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks.

        Use of Estimates—The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, and the valuation of the Participation Contract, foreclosed real estate, and deferred tax assets.

        Comprehensive Income—Beginning in 1998, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 130, "Reporting Comprehensive Income", which requires the disclosure of comprehensive income and its components. Changes in unrealized gain (loss) on available-for-sale securities net of income taxes is the only component of accumulated other comprehensive income for the Company.

        Stock-Based Compensation—SFAS No. 123, "Accounting for Stock-Based Compensation", issued in 1995, encourages companies to account for stock compensation awards based on their fair value at the date the awards are granted. SFAS No. 123 does not require the application of the fair value method for employee awards and allows for the continuance of current accounting methods, which require accounting for stock compensation awards based on their intrinsic value as of the grant date. However, SFAS No. 123 requires pro forma disclosure of net income and, if presented, earnings per share, as if the fair value based method of accounting defined in this statement had been applied. The Company did not adopt the fair value accounting method in SFAS No. 123 with respect to its stock option plans and continues to account for such plans in accordance with Accounting Principles Board (APB) Opinion No. 25.

        Recent Accounting Developments—In calendar year 2001, the Bank has adopted SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". The Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Under this Statement, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished.

        To calculate the gain (loss) on sale of loans, the Bank's investment in the loan is allocated among the retained portion of the loan, the servicing retained, and the sold portion of the loan, based on the relative fair market value of each portion. The gain (loss) on the sold portion of the loan is recognized at the time of sale based on the difference between the sale proceeds and the allocated investment. As a result of the relative fair value allocation, the carrying value of the retained portion is discounted, with the discount accreted to interest income over the life of the loan. That portion of the excess servicing fees that represent contractually specified servicing fees (contractual servicing) are reflected as a servicing asset which is amortized over an estimated life using a method approximating the level yield method; in the event future prepayments exceed Management's estimates and future expected cash flows are inadequate to cover the unamortized servicing asset, additional amortization would be recognized. The adoption of this standard did not have an effect on the Company's financial condition, results of operations or cash flows.

        In June 2001, the FASB issued SFAS No. 142, "Accounting for Goodwill and Other Intangible Assets," effective starting with fiscal years beginning after December 15, 2001. This standard establishes new accounting standards for goodwill and continues to require the recognition of goodwill as an asset but does not permit amortization of goodwill as previously required by the Accounting Principles Board Opinion ("APB") Opinion No. 17. The standard also establishes a new method of testing goodwill for impairment. It requires goodwill to be separately tested for impairment at a reporting unit level. The amount of goodwill determined to be impaired would be expensed to current operations. Management believes that the adoption of the statement will not have a material effect on the Company's financial statements.

        In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of long-term assets. SFAS No. 143 is effective for the Company in 2003; however, management does not believe adoption will have a material impact on the Company's financial statements.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123." This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reporting containing financial statements for interim periods beginning after December 15, 2002. Because the company accounts for the compensation cost associated with its stock option plans under the intrinsic value method, the alternative methods of transition will not apply to the Company. The additional disclosure requirements of the statement are included in these financial statements. In Management's opinion, the adoption of this Statement would not have a material impact on the Company's consolidated financial position or results of operations. The pro forma effects of applying SFAS No. 123 are disclosed below (Dollars in thousands, except per share data):

	For the Six Months Ended
			For the Years Ended December 31,
	June 30, 2003	June 30, 2002
			2002	2001	2000
	(Unaudited)
Net income (loss) to common stockholders:
As reported	$606	$641	$2,878	$(6,052)	$(20,782)
Stock-based compensation that would have been reported using the fair value method of SFAS 123	—	—	(49)	—	—

Pro forma	$606	$641	$2,829	$(6,052)	$(20,782)

Basic earnings (loss) per share:
As reported	$0.45	$0.48	$2.16	$(4.54)	$(15.58)
Pro forma	$0.45	$0.48	$2.12	$(4.54)	$(15.76)
Diluted earnings (loss) per share:
As reported	$0.24	$0.27	$1.16	$(4.54)	$(15.58)
Pro forma	$0.24	$0.27	$1.14	$(4.54)	$(15.76)

        Reclassifications—Certain reclassifications have been made to the 2000 and 1999 consolidated financial statements to conform to the 2001 presentation.

2. Regulatory Capital Requirements and Other Regulatory Matters

        The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

        Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk- weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). At periodic intervals, both the Office of Thrift Supervision and the Federal Deposit Insurance Corporation routinely examine the Bank's financial statements as part of their legally prescribed oversight of the savings and loan industry. Based on these examinations, the regulators can direct that the Bank's financial statements be adjusted in accordance with their findings.

        The Bank's actual capital amounts and ratios are also presented in the table. (Dollars in thousands)

	Actual		To be adequately capitalized		To be well capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
At June 30, 2003 (Unaudited)
Total Capital (to risk-weighted assets)	$18,422	10.96%	$13,452	8.00%	$16,815	10.00%
Tier 1 Leverage Capital (to adjusted tangibl	16,497	6.81%	9,683	4.00%	12,104	5.00%
Tangible Capital (to tangible assets)	16,497	6.81%	N.A.	N.A.	N.A.	N.A.
Tier 1 Risk-Based Capital (to risk-weighted	18,422	9.81%	6,726	4.00%	10,089	6.00%
At December 31, 2002
Total Capital (to risk-weighted assets)	$17,965	12.54%	$11,457	8.00%	$14,321	10.00%
Core Capital (to adjusted tangible assets)	16,171	7.03%	9,201	4.00%	11,501	5.00%
Tangible Capital (to tangible assets)	16,171	7.03%	N.A.	N.A.	N.A.	N.A.
Tier 1 Capital (to risk-weighted assets)	17,965	11.29%	5,728	4.00%	8,592	6.00%
At December 31, 2001
Total Capital (to risk-weighted assets)	$15,380	6.62%	$18,596	8.00%	$23,244	10.00%
Core Capital (to adjusted tangible assets)	12,473	5.06%	9,861	4.00%	12,327	5.00%
Tangible Capital (to tangible assets)	12,473	5.06%	N.A.	N.A.	N.A.	N.A.
Tier 1 Capital (to risk-weighted assets)	15,380	5.37%	9,298	4.00%	N.A.	N.A.

        On September 25, 2000, the Corporation consented to the issuance of an Order to Cease and Desist (the "Order") by the OTS. The Order required the Corporation, among other things, to contribute $5.2 million of capital to the Bank, not later than December 31, 2000, subject to extension by the OTS. The Corporation was also required to observe certain requirements regarding transactions with affiliates, adequate books and records, tax sharing arrangements with the Bank, and the maintenance of a separate corporate existence from the Bank.

        Also on September 25, 2000, the Bank entered into a Supervisory Agreement with the OTS. The Supervisory Agreement required the Bank, among other things, to achieve a minimum individual core capital ratio of 6% and a minimum individual modified risk-based capital ratio of 11% by March 31, 2001. In calculating these ratios, the Bank was required to double risk weight all sub-prime loans starting March 31, 2001. The Supervisory Agreement also required that the Bank add at least two new independent members to its Board of Directors, not pay dividends without OTS approval and revise many of its policies and procedures, including those pertaining to internal asset review, allowances for loan losses, interest rate risk management, mortgage banking operations, liquidity, separate corporate existence, loans to one borrower and oversight by the Board of Directors.

        During 2001, the Bank's regulatory capital did not meet all minimum regulatory capital requirements. On March 23, 2001 the Bank stipulated to the issuance of a Prompt Corrective Action Directive (the "PCA Directive") by the OTS. The PCA Directive required the Bank, among other things, to raise sufficient capital to achieve total risk-based capital of 8.0%; Tier 1 risk-based capital of 4.0%; and a leverage ratio of 4.0% by June 30, 2001 or to be recapitalized by merging or being acquired prior to September 30, 2001. In addition, the PCA provisions included limitations on capital distributions, restrictions on the payment of management fees, asset growth, acquisitions, branching, and new lines of business, senior executive officers' compensation, and on other activities. The Bank was required to restrict the rates the Bank pays on deposits to the prevailing rates of interest on deposits of comparable amounts and maturities in the region where the Bank is located. The Bank was prohibited from entering into any material transaction other than in the normal course of business without the prior consent of the OTS.

        On October 5, 2001 the Bank was notified that it was "significantly undercapitalized" pursuant to the Prompt Corrective Action regulations. On October 25, 2001 the Bank consented to an OTS request to sign a Marketing Assistance Agreement and Consent to the Appointment of a Conservator or Receiver (the "Marketing Agreement"). The Marketing Agreement; among other things, permitted the OTS to provide confidential information about the Bank to perspective acquirers, merger partners or investors to facilitate the possible acquisition of the Bank or possible merger of the Bank with a qualified merger partner. The Bank was requested to enter into the Marketing Agreement due to its significantly undercapitalized designation, the fact the Bank was in violation of the Supervisory Agreement dated September 25, 2000, in violation of the PCA Directive dated March 23, 2001, and the OTS considered the Bank to be in an unsafe and unsound condition.

        On November 20, 2001 the Corporation entered into an agreement for the private placement of a secured note, together with a warrant to purchase Common Stock of the Corporation, with New Life Holdings, LLC, a California limited liability company (the "Investor") in exchange for which the Corporation received $12,000,000. The Note and Warrant Purchase Agreement was finalized in January 2002.

        In January 2002, the Corporation received stockholder approval of the Note and Warrant Purchase Agreement. On January 17, 2002, the Corporation closed the transaction with New Life Holdings, LLC to issue $12,000,000 in notes and warrants to purchase 1,166,400 shares. The intrinsic value of the warrants at the execution of the Purchase Agreement was $700,000. The Corporation utilized the proceeds from the issuance of the notes to infuse $3.7 million of capital into the Bank, to purchase the Participation Contract from the Bank for $4.4 million, to pay the tax receivable of $3.2 million owed to the Bank, and to pay transaction costs incurred in connection with the Private Placement. The stock of the Corporation's subsidiaries and the Participation Contract were pledged as collateral against the Note.

        Since the Bank has been advised that it is in need of more than normal supervision by the OTS, the Bank may not currently pay cash dividends without the prior approval of the OTS.

3. Investment Securities

        The amortized cost and estimated fair value of securities were as follows at the periods indicated (in thousands):

	June 30, 2003 (Unaudited)
	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Market Value
Securities Available for Sale:
Mortgage-Backed Securities(1)	$13,182	$16	$19	$13,179
Mutual Funds(2)	31,718	10	—	31,728

Total securities available for sale	$44,900	$26	$19	$44,907

Securities Held to Maturity:
FHLB Stock	$1,621	$—	$—	$1,621
Participation Contract(3)	5,379	1,997	—	7,376

Total securities held to maturity	$7,000	$1,997	$—	$8,997

Total securities and Participation Contract	$51,900	$2,023	$19	$53,904

	December 31, 2002
	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
Securities available for sale:
Mortgage-backed securities	$29,691	$384	$36	$30,039
Mutual Funds	26,244	20	—	26,264
Other securities (FHLB Stock)	1,940	—	—	1,940

Total securities available for sale	$57,875	$404	$36	$58,243

Securities held to maturity:
Participation Contract	$4,869	$2,156	$—	$7,025

Total securities and Participation Contract held to maturity	$4,869	$2,156	$—	$7,025

Total securities and Participation Contract	$62,744	$2,560	$36	$65,268

	December 31, 2001
	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
Securities available for sale:
Mortgage-backed securities	$8,508	$180	$104	$8,584
Mutual Funds	23,081	343	461	22,963
Other securities (FHLB Stock)	3,112	—	—	3,112

Subtotal	34,701	523	565	34,659

Participation Contract	4,428	—	—	4,428

Total securities and Participation Contract available for sale	$39,129	$523	$565	$39,087

        The Bank, during 2001, did not recognize any unrealized gain on the Participation Contract due to the uncertainties surrounding the asset.

        During 2000, it was management's decision to transfer all held to maturity investment securities to available for sale due to the increased market risk associated with those securities and the changes in the securities prepayment speeds. An initial write down to market value was recorded at that time, which was not significant, and re-evaluations are made monthly. The unrealized gains and losses are recorded, net of related income tax effects, in accumulated other comprehensive income (loss).

        The weighted average interest rates on total investment securities, which excludes the Participation Contract, were 3.10%, 4.00% and 5.03% at June 30, 2003, December 31, 2002 and 2001, respectively.

        At June 30, 2003 and December 31, 2002, $13.2 million and $30.0 million, respectively, in mortgage-backed securities mature in excess of 10 years, no mortgage-backed securities mature in 5 to 10 years, and $31.7 million and $26.3 million, respectively, in mutual funds and $1.6 million and $1.9 million, respectively, of FHLB stock are redeemable with a one-day notice unless pledged for borrowings. At June 30, 2003 and December 31, 2002, $13.2 million and $28.1 million, respectively, of the securities portfolio were pledged as collateral to the FHLB.

4. Loans Held for Investment

        Loans held for investment consisted of the following at periods indicated (in thousands):

		At December 31,
	At June 30, 2003
		2002	2001
	(Unaudited)
Real estate
Residential:
One-to-four family	$50,083	$66,750	$160,954
Multi-family	110,633	62,511	7,522
Construction and Land	6,566	8,387	14,162
Commercial	15,842	23,050	6,460
Other loans:
Loans secured by deposit accounts	152	185	320
Unsecured commercial loans	31	58	22
Unsecured consumer loans	39	85	287

Total gross loans	183,346	161,026	189,727

Less (plus):
Undisbursed loan funds	2,036	2,372	3,990
Deferred loan origination costs-net	(783)	(976)	(1,668)
Discounts	323	430	602
Allowance for estimated loan losses	2,656	2,835	4,364

Loans held for investment, net	$179,114	$156,365	$182,439

        From time to time the Bank may purchase or sell loans in order to manage concentrations, maximize interest income, change risk profiles, improve returns and generate liquidity. Total loans reclassified in 2001 from held to maturity to held for sale had a carrying value of $9.3 million, total lower of cost or market adjustments of $900,000, and a fair market value of $8.4 million.

        The Bank grants residential and commercial loans held for investment to customers located primarily in Southern California. Consequently, a borrower's ability to repay may be impacted by economic factors in the region.

        The following summarizes activity in the allowance for loan losses for the periods indicated (in thousands):

	Six Months Ended June 30,		For the years ended December 31,
	2003	2002	2002	2001	2000
	(Unaudited)
Balance, beginning of year	$2,835	$4,364	$4,364	$5,384	$2,749
Provision for loan losses	681	191	1,133	3,313	2,910
Recoveries	281	196	452	343	132
Charge-offs	(1,141)	(1,291)	(3,114)	(4,676)	(407)

Balance, end of year	$2,656	$3,460	$2,835	$4,364	$5,384

        The Bank had nonaccrual and nonperforming loans at June 30, 2003 and December 31, 2002, 2001, and 2000 of $3.8 million, $5.2 million, $15.2 million, and $22.6 million, respectively. If such loans had been performing in accordance with their original terms, the Bank would have recorded interest income of $6.5 million, $12.6 million, $23.0 million, and $39.6 million, respectively, instead of interest income actually recognized of $6.0 million, $12.3 million, $22.0 million, and $38.3 million, respectively, for the six months ended June 30, 2003 and the years ended December 31, 2002, 2001, and 2000.

        The following summarizes information related to the Bank's impaired loans at the periods indicated (in thousands):

		For the years ended December 31,
	Six Months Ended June 30, 2003
		2002	2001	2000
	(Unaudited)
Total impaired loans	$3,896	$5,891	$14,044	$27,070
Related reserves, general and specific, on impaired loans	688	1,422	2,455	3,350
Average impaired loans for the year	4,941	8,779	17,066	11,881
Total interest income recognized on impaired loans	108	296	539	81

        The Bank is not committed to lend additional funds to debtors whose loans have been modified.

        The Bank is subject to numerous lending-related regulations. Under FIRREA, the Bank may not make real estate loans to one borrower in excess of 15% of its unimpaired capital and surplus except for loans not to exceed $500,000. This 15% limitation results in a dollar limitation of approximately $2.8 million at June 30, 2003 and $2.7 million at December 31, 2002. At June 30, 2003 and December 31, 2002, the Bank's largest aggregate outstanding balance of loans-to-one borrower was $2.7 million.

        There were no loans to or activity with directors and executive officers during the six months ended June 30, 2003 or for the years ended December 31, 2002 or 2001.

5. Mortgage Banking and Loan Servicing Operations

        Loans serviced for others at June 30, 2003, December 31, 2002, and 2001 totaled $4.3 million, $7.2 million, and $19.8 million, respectively.

        In connection with mortgage servicing activities, the Bank held funds in trust for others totaling approximately $116,000, $272,000 and $433,000 at June 30, 2003, December 31, 2002, and 2001, respectively. At June 30, 2003, December 31, 2002 and 2001, $116,000, $266,000 and $433,000, respectively, of these funds are maintained in deposit accounts of the Bank (subject to FDIC insurance limits) and are included in the assets and liabilities of the Company.

        Although the Bank sold without recourse substantially all of the mortgage loans it originated or purchased, the Bank retained some degree of risk on substantially all of the loans it sold.

        In connection with its whole loan sales, the Bank entered into agreements which generally required the Bank to repurchase or substitute loans in the event of a breach of a representation or warranty made by the Bank to the loan purchaser, any misrepresentation during the mortgage loan origination process or, in some cases, upon any fraud or early default on such mortgage loans. The remedies available to a purchaser of mortgage loans from the Bank were generally broader than those available to the Bank against the sellers of such loans; and if a loan purchaser enforces its remedies, the Bank may not be able to enforce whatever remedies the Bank may have against such sellers. If the loans were originated directly by the Bank, the Bank will be solely responsible for any breaches of representations or warranties.

        The following is a summary of activity in mortgage servicing rights for the periods indicated (in thousands):

	Six Months Ended June 30,		For the years ended December 31,
	2003	2002	2002	2001	2000
	(Unaudited)
Balance, beginning of period	$51	$101	$101	$5,652	$6,431
Additions through originations	—	—	—	—	58
Amortization	(7)	(13)	(20)	(43)	(1,421)
Sale of servicing rights	—	(30)	(30)	(5,508)	—
Adjustment in valuation	—	—	—	—	584
Direct write downs	—	—	—	—	—

Balance, end of period	$44	$58	$51	$101	$5,652

        The following is a summary of activity in the valuation allowance for mortgage servicing rights for the periods indicated (in thousands):

	Six Months Ended June 30,		For the years ended December 31,
	2003	2002	2002	2001	2000
	(Unaudited)
Balance, beginning of period	$—	$—	$—	$165	$749
Sale of servicing rights	—	—	—	—	—
(Reductions) additions	—	—	—	(165)	(584)

Balance, end of period	$—	$—	$—	$—	$165

6. Premises and Equipment

        Premises and equipment consisted of the following at the periods indicated (in thousands):

		At December 31,
	At June 30, 2003
		2002	2001
	(Unaudited)
Land	$1,410	$1,410	$0
Premises	3,140	3,140	—
Leasehold improvements	1,149	916	2,414
Furniture, fixtures and equipment	3,459	4,504	5,071
Automobiles	—	—	—

Subtotal	9,158	9,970	7,485

Less: accumulated depreciation and amortization	(3,755)	(4,559)	(6,301)

Total	$5,403	$5,411	$1,184

        Depreciation expense was $258,000, $680,000, $1,176,000, and $1,970,000 for the six months ended June 30, 2003 and the years ended December 31, 2002, 2001 and 2000, respectively. During the year ended December 31, 2001, premises and equipment had a write down of approximately $655,000 due to abandonment.

7. Foreclosed Real Estate

        The following summarizes the activity in the real estate owned, net of the allowance, for the periods indicated (in thousands):

	Six Months Ended June 30,		For the years ended December 31,
	2003	2002	2002	2001
	(Unaudited)
Balance, beginning of year	$2,427	$4,172	$4,172	$1,683
Additions—foreclosures	1,083	2,362	5,227	10,327
Sales	(1,866)	(3,510)	(6,003)	(5,281)
Write downs	(275)	(252)	(969)	(2,557)

Balance, end of year	$1,369	$2,772	$2,427	$4,172

        During 2000, the Bank began charging valuation adjustments directly against the property recorded in foreclosed real estate.

8. Deposit Accounts

        Deposit accounts consisted of the following at the periods indicated (in thousands):

	At June 30,		At December 31,
	2003 Balance	Weighted Average Interest Rate	2002 Balance	Weighted Average Interest Rate	2001 Balance	Weighted Average Interest Rate
	(Unaudited)
Checking accounts
Noninterest-bearing	$6,605	0.00%	$6,362	0.00%	$8,653	0.00%
Interest-bearing	25,429	1.68%	23,907	1.97%	10,413	1.70%
Passbook accounts	4,936	0.54%	5,539	0.71%	3,606	1.33%
Money market accounts	19,596	1.93%	14,247	2.24%	8,197	3.17%
Certificate accounts:
Under $100,000	103,223	2.85%	103,388	3.18%	155,391	4.01%
$100,000 and over	42,661	3.02%	37,727	3.31%	45,900	4.11%

Total	$202,450	2.50%	$191,170	2.81%	$232,160	3.71%

        The aggregate annual maturities of certificate accounts for the periods indicated are approximately as follows (in thousands):

		At December 31,
	At June 30, 2003
		2002	2001
	(Unaudited)
Within one year	$104,470	$105,094	$165,791
One to two years	29,515	26,518	28,334
Two to three years	3,040	2,441	3,066
Three to four years	3,796	2,410	1,438
Four to five years	4,196	3,856	1,784
Thereafter	867	796	878

	$145,884	$141,115	$201,291

        Interest expense on deposit accounts for the periods indicated is summarized as follows (in thousands):

		At December 31,
	At June 30, 2003
		2002	2001	2000
	(Unaudited)
Checking accounts	$204	$394	$158	$388
Passbook accounts	14	28	46	63
Money market accounts	163	216	170	216
Certificate accounts	2,160	5,676	14,615	24,905

	$2,541	$6,314	$14,989	$25,572

9. Advances from Federal Home Loan Bank and Other Borrowings

        On March 16, 2001 the Bank was notified by the Federal Home Loan Bank (FHLB) that the Bank's borrowing capacity was limited to overnight advances and new borrowings and would require credit committee approval. The advances outstanding at the time of the notice totaled $20 million and were not affected by the change in borrowing status. In January 2002, the Bank received notification from the FHLB that the restrictions were removed and its credit line had been reinstated, the use of which is contingent upon continued compliance with the Advances and Security Agreement and other eligibility requirements established by the FHLB. The Bank had $20.8 million, $20 million and $0 borrowings with the FHLB at June 30, 2003, December 31, 2002, and 2001, respectively, the maturities of which consist of $10.8 million in overnight advances and $10 million due March 2004 as of June 30, 2003, and $10 million due March 2003 and $10 million due March 2004 as of December 31, 2002 and 2001, respectively. Advances from the FHLB and/or the line of credit are collateralized by certain real estate loans with an aggregate principal balance of $46.9 million, $0 and $64.9 million, certain investment securities of $12.0 million, $26.2 million and $0, and FHLB stock of $1.6 million, $1.9 million, and $3.1 million at June 30, 2003, December 31, 2002, and 2001, respectively.

        The following table summarizes activities in advances from the FHLB for the periods indicated:

		Year Ended December 31,
	Six Months Ended June 30, 2003
		2002	2001	2000
	(Unaudited)
	(Dollars in thousands)
Average balance outstanding	$15,450	$16,257	$15,494	$24,610
Maximum amount outstanding at any month-end during the year	20,800	20,000	30,000	47,120
Balance outstanding at end of year	20,800	20,000	—	47,120
Weighted average interest rate during the year	3.29%	3.29%	6.40%	6.52%

        The maturities of FHLB advances are as follows (in thousands):

	At June 30, 2003	At December 31, 2002
	(Unaudited)
Year ending December 31:
2003	$10,800	$10,000
2004	10,000	10,000
Thereafter	—	—

	$20,800	$20,000

        Other borrowings consist of a Senior Secured Note payable to New Life Holdings, LLC at June 30, 2003 and December 31, 2002. The following summarizes activities in other borrowings:

		Year Ended December 31,
	Six Months Ended June 30, 2003
		2002	2001
	(Unaudited)	(Dollars in thousands)
Average balance outstanding	$11,474	$10,899	$—
Maximum amount outstanding at any month-end during the year	11,452	11,440	—
Balance outstanding at end of year	11,510	11,440	—
Weighted average interest rate during the year	16.65%	16.98%	0.00%

        In addition to the $12,000,000 Senior Secured Note, issued in January 2002, the Corporation issued warrants to purchase 1,166,400 shares of stock at an exercise price of $0.75 per share. The closing price of the Company's stock on November 19, 2001, the day before execution of the financing agreement, was $1.35 per share. The intrinsic value of the warrants at the time of the transaction was $700,000, which was accounted for as an original issue discount. The discount is being amortized over the term of the Senior Secured Note, which is due in 2007. The unamortized balance of the discount as of June 30, 2003 and December 31, 2002, was $489,888 and $559,872, respectively. Interest expense of $955,000 and $1.9 million, respectively, related to the Senior Secured Note, including $69,984 and $139,968 of discount amortization, was charged to operations for the six months ended June 30, 2003 and the year ended December 31, 2002. The interest rate on the note is 13% per annum for 2003, escalating to 14% in 2004, 15% in 2005 and 16% in 2006.

10. Subordinated Debentures

        On March 14, 1997, the Bank issued subordinated debentures (Debentures) in the aggregate principal amount of $10,000,000 through a private placement and pursuant to a Debenture Purchase Agreement. The Debentures will mature on March 15, 2004 and bear interest at the rate of 13.5% per annum, payable semi-annually. In March 1998, the Bank substituted the Corporation in its place as obligors on the Debentures. The Debentures are direct, unconditional obligations ranking with all other existing and future unsecured and subordinated indebtedness.

        The Debentures are redeemable at the option of the Company, in whole or in part, at any time after September 15, 1998, at the aggregate principal amount thereof, plus accrued and unpaid interest, if any. Holders of the Debentures had the option at September 15, 1998 to require the Company to purchase all or part of the holder's outstanding Debentures at a price equal to 100% of the principal amount repurchased plus accrued interest through the repurchase date.

        On September 15, 1998, holders of $8.5 million in Debentures exercised their option to have the Company repurchase their Debentures as of December 14, 1998, thereby reducing outstanding Debentures to $1.5 million.

11. Income Taxes

        Income taxes for the periods indicated consisted of the following (in thousands):

		Year Ended December 31,
	Six Months Ended June 30, 2003	2002	2001	2000
	(Unaudited)
Current (benefit) provision:
Federal	$—	$(327)	$—	$(389)
State	2	(5)	(22)	2

	2	(332)	(22)	(387)

Deferred (benefit) provision:
Federal	(400)	(2,013)	(438)	1,190
State	—	—	1,102	2,200

	(400)	(2,013)	664	3,390

Total income tax provision (benefit)	$(398)	$(2,345)	$642	$3,003

        A reconciliation from statutory federal income taxes to the Company's effective income taxes the periods indicated is as follows:

		At December 31,
	At June 30, 2003
		2002	2001	2000
	(Unaudited)
Statutory federal taxes	$—	$(327)	$(1,060)	$(6,045)
State taxes, net of federal income tax benefit	2	(5)	(223)	(1,271)
Change in valuation allowance	(400)	(1,964)	1,692	9,883
Other	—	(49)	233	436

Total	$(398)	$(2,345)	$642	$3,003

        Deferred tax assets (liabilities) were comprised of the following at the periods indicated (in thousands):

		December 31,
	June 30, 2002
		2002	2001
	(Unaudited)
Deferred tax assets:
Depreciation	$(123)	$429	$1,206
Accrued expenses	75	58	52
Net operating loss	9,642	9,003	7,443
Allowance for loan losses	1,191	1,274	1,133
Loans held for sale	88	88	256
Impairment on Participation Contract	1,453	1,667	2,848
Other	589	223	38

	12,915	12,742	12,976

Deferred tax liabilities:
Deferred state taxes	(694)	(736)	(632)
Federal Home Loan Bank Stock	(260)	(45)	(419)
Other		—	—

	(954)	(781)	(1,051)

	11,961	11,961	11,925

Less valuation allowance	(9,211)	(9,611)	(11,575)

Net deferred tax asset	$2,750	$2,350	$350

        At June 30, 2003 and December 31, 2002, a valuation allowance of approximately $9.2 million and $9.6 million, respectively, has been recorded against the deferred tax asset as it is more likely than not that such benefit would not be recognized. The Company has a net operating loss carry forward of approximately $24.3 million and $22.7 million, respectively, for federal income tax purposes which expires through 2020. In addition, the Bank has a net operating loss carryforward of approximately $12.8 million and $11.7 million, respectively, for state franchise tax purposes which expires through 2013. State Net Operating Losses have been suspended for 2002 and 2003. If the Company has an "ownership change" as defined under Internal Revenue Code Section 382, its net operating losses may be subject to limitation. Under Section 382, which has also been adopted under California law, if during any three-year period there is more than a 50 percentage point change in the ownership of the Company, then the future use of any pre-change net operating losses or built-in losses of the Company may be subject to an annual percentage limitation based on the value of the company at the ownership change date.

12. Commitments, Contingencies and Concentrations of Risk

        Legal Proceedings—In December 1999, certain shareholders of the Corporation filed a federal securities lawsuit against the Company, various officers and directors of the Company, and certain other third parties. The lawsuit was filed in the United States District Court for the Southern District

of New York to assert claims against the defendants under the Securities Exchange Act of 1934 and the Securities Act of 1933. A substantially similar action was filed in the United States District Court for the Central District of California in January 2000 and subsequently dismissed without prejudice. In April 2000, the Company and its officer and director defendants filed motions to dismiss the lawsuit or transfer it to California. In December 2002, the Court denied the motion to transfer, dismissed one of the claims, and allowed one of the claims to remain open. The Company intends to vigorously defend against the claim asserted in the litigation.

        During the years ended December 31, 2001 and 2002 the Company was named in six lawsuits alleging various violations of state laws relating to origination fees, interest rates, and other charges. The complaints seek to invalidate the mortgage loans, or make them conform to state laws. The Company has responded to or is in the process of responding to these lawsuits. As of December 31, 2002 there were 3 such lawsuits open that the Company was named in.

        The Company and the Bank are not involved in any other pending legal proceedings other than legal proceedings occurring in the ordinary course of business. Management believes that none of these legal proceedings, individually or in the aggregate, will have a material adverse impact on the results of operations or financial condition of the Company or the Bank.

        Lease Commitments—The Company leases a portion of its facilities from non-affiliates under operating leases expiring at various dates through 2006. The following schedule shows the minimum annual lease payments, excluding property taxes and other operating expenses, due under these agreements (in thousands):

	June 30, 2003	December 31, 2002
	(Unaudited)
2003	$120	$253
2004	204	204
2005	174	174
2006	10	10
Thereafter	—	—

	$508	$641

        Rental expense under all operating leases totaled $136,000, $558,000, $675,000, and $1,021,000 for the six months ended June 30, 2003 and the years ended December 31, 2002, 2001, and 2000, respectively.

        Employment Agreements—The Company and the Bank have negotiated an employment agreement with their Chief Executive Officer. This agreement provides for the payment of a base salary, a bonus based upon performance of the Company, and the payment of severance benefits upon termination.

        Availability of Funding Sources—The Company funds substantially all of the loans, which it originates or purchases through deposits, internally generated funds, or other borrowings. The Company competes for deposits primarily on the basis of rates, and, as a consequence, the Company could experience difficulties in attracting deposits to fund its operations if the Company does not continue to offer deposit rates at levels that are competitive with other financial institutions. To the extent that the Company is not able to maintain its currently available funding sources or to access new funding sources, it would have to curtail its loan production activities or sell loans earlier than is optimal. Any such event could have a material adverse effect on the Company's results of operations, financial condition and cash flows.

13. Benefit Plans

        401(k) Plan—The Company maintains an Employee Savings Plan (the Plan) which qualifies under section 401(k) of the Internal Revenue Code. Under the Plan, employees may contribute from 1% to 15% of their compensation. The Company will match, at its discretion, 25% of the amount contributed by the employee up to a maximum of 8% of the employee's salary. The amount of contributions made to the Plan by the Company were approximately $17,000, $24,000, $40,000, and $80,000 for the six months ended June 30, 2003 and the years ended December 31, 2002, 2001 and 2000, respectively.

        LIFE Financial Corporation 2000 Stock Option Incentive Plan (the Plan)—The Plan is an amendment and restatement of the 1997 Stock Option Plan and the 1996 Stock Option Plan. The Plan authorizes the granting of options equal to 194,600 shares of the common stock, after adjusting for the June 7, 2001 1:5 reverse stock split, for issuances to executives, key employees, officers and directors. The Plan will be in effect for a period of ten years from April 27, 2000, the date the Plan was adopted. Options granted under the Plan will be made at an exercise price equal to the fair market value of the stock on the date of grant. Awards granted to officers and employees may include incentive stock options, nonstatutory stock options and limited rights, which are exercisable only upon a change in control of the Company. The options granted pursuant to the Plan will vest at a rate of 33.3% per year. The following is a summary of activity in the 2000 Option Plan during the six months ended June 30, 2003 and the years ended December 31, 2002 and 2001.

			For the Year Ended
	For the Six Months Ended June 30, 2003
			December 31, 2002		December 31, 2001
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
	(Unaudited)
Options outstanding at the beginning of the year	117,372	10.96	87,544	16.27	76,844	21.34
Granted	—	—	55,000	5.85	27,000	3.51
Exercised	—	—	—	—	—	—
Forfeited	—	—	(25,172)	18.28	(16,300)	19.04

Options outstanding at the end of the period	117,372	10.96	117,372	10.96	87,544	16.27

Options exercisable at the end of the year	45,172		37,836		32,143
Weighted average remaining contractual life of options outstanding at end of year	8.6 Years		8.2 Years		8 Years

        The fair value of options granted under the 2000 Option Plan during 2003, 2002 and 2001 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used: no dividend yield for any year, volatility rate of 139%, risk-free interest rate of 3.72% and 5.2%, respectively and expected average lives of 8 years. Options were granted at an exercise price of $5.85 per share which is equal to the fair market value at date of grant.

14. Financial Instruments with Off Balance Sheet Risk

        The Company is a party to financial instruments with off balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit in the form of originating loans or providing funds under existing lines of credit. These instruments involve, to varying degrees; elements of credit and interest rate risk in excess of the amount recognized in the accompanying consolidated statements of financial condition.

        The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

        Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates and may require payment of a fee. Since many commitments are expected to expire, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The Company's commitments to extend credit at June 30, 2003, December 31, 2002, and 2001 totaled $3.8 million, $5.0 million, and $9.4 million, respectively.

15. Fair Value of Financial Instruments

        The following disclosures of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, Disclosures About Fair Value of Financial Instruments. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

	At June 30, 2003 (Unaudited)
	Estimated Fair Value	Carrying Amount
	(in thousands)
Assets:
Cash and cash equivalents	$5,374	$5,374
Federal funds sold	—	—
Participation Contract	7,376	5,379
Securities available for sale	44,907	44,907
Federal Home Loan Bank Stock, at cost	1,621	1,621
Loans held for sale, net	1,816	1,816
Loans held for investment, net	180,085	179,114
Mortgage servicing rights	44	44
Accrued interest receivable	1,032	1,032
Liabilities:
Deposit accounts	203,772	202,450
FHLB Advances	20,987	20,800
Notes payable	11,510	11,510
Subordinated debentures	1,500	1,500
Accrued interest payable	357	357
	At December 31, 2002
	Estimated Fair Value	Carrying Amount
Assets:
Cash and cash equivalents	$3,590	$3,590
Federal funds sold	—	—
Participation Contract	7,025	4,869
Securities available for sale	58,243	58,243
Loans held for sale, net	1,866	1,866
Loans held for investment, net	161,239	156,365
Mortgage servicing rights	51	51
Accrued interest receivable	1,140	1,140
Liabilities:
Deposit accounts	191,873	191,170
FHLB Advances	20,280	20,000
Notes payable	11,440	11,440
Subordinated debentures	1,500	1,500
Accrued interest payable	291	291

	At December 31, 2001
	Estimated Fair Value	Carrying Amount
Assets:
Cash and cash equivalents	$7,206	$7,206
Federal funds sold	500	500
Participation Contract	7,352	4,428
Securities available for sale	34,659	34,659
Loans held for sale, net	4,737	4,737
Loans held for investment, net	189,849	182,439
Mortgage servicing rights	101	101
Accrued interest receivable	1,600	1,600
Liabilities:
Deposit accounts	233,061	232,160
Subordinated debentures	1,500	1,500
Accrued interest payable	88	88

        The Company utilized the following methods and assumptions to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

        Cash and Cash Equivalents—The carrying amount approximates fair value.

        Securities—Fair values are based on quoted market prices.

        Loans Held for Sale—Fair values are based on quoted market prices or dealer quotes.

        Loans Held for Investment—The fair value of gross loans receivable has been estimated using the present value of cash flow method, discounted using the current rate at which similar loans would be made to borrowers with similar credit ratings and for the same maturities, and giving consideration to estimated prepayment risk and credit loss factors. The fair value of nonperforming loans with a carrying value of approximately $3.8 million, $5.2 million and $15.2 million at June 30, 2003, December 31, 2002 and 2001, respectively, was not estimated because it is not practicable to reasonably assess the credit adjustment that would be applied in the market place for such loans. These impaired loans are primarily residential real estate loans.

        Participation Contract—Fair value is estimated using discounted cash flows based on the internal rate of return assigned according to the level of risks and uncertainties of the asset. Further information regarding the Participation Contract is provided in Note 1—Description of Business and Summary of Significant Accounting Policies "Participation Contract". The Participation Contract is recorded on the Company's financial statements at $5.4 million and $4.8 million for the six months ended June 30, 2003 and the year ended December 31, 2002 with an estimated fair value of $7.4 million and $7.0 million, respectively. The Participation Contract was previously recorded on the Bank's financial statements at $4.4 million for the year ended December 31, 2001with an estimated fair value of $7.3 million. The Company does not believe there is an active market for this type of asset and has determined the estimated fair value utilizing a cash flow model which determines the present value of the estimated expected cash flows from this contract using a discount rate the Company believes is commensurate with the risks involved.

        Mortgage Servicing Rights—Fair values are based on the present value of estimated net future cash flows related to servicing income.

        Accrued Interest Receivable/Payable—The carrying amount approximates fair value.

        Deposit Accounts—The fair value of checking, passbook and money market accounts is the amount payable on demand at the reporting date. The fair value of certificate accounts is estimated using the rates currently offered for deposits of similar remaining maturities.

        Other Borrowings and Subordinated Debentures—The carrying amount approximates fair value as the interest rate, based on risk, currently approximates market.

        The fair value estimates presented herein are based on pertinent information available to management as of June 30, 2003, December 31, 2002 and 2001.

16. Earnings (Loss) Per Share

        A reconciliation of the numerators and denominators used in basic and diluted earnings (loss) per share computations is as follows (in thousands, except per share data):

        Loss per share has been adjusted retroactively to reflect the June 2001 1:5 reverse stock split. The per share amounts and weighted average shares outstanding included in the accompanying consolidated financial statements have been restated to reflect the reverse stock split.

	Gain (numerator)	Shares (denominator)	Per Share Amount
	(Unaudited)
For the Six Months ended June 30, 2003
Net gain applicable to earnings per share	$606
Basic earnings per share
Gain available to common stockholders	606	1,333,572	$0.45
Effect of dilutive securities
Stock option plans anti-dilutive		1,218,494
Diluted earnings per share
Gain available to common stockholders	$606	2,552,066	$0.34
	Gain (numerator)	Shares (denominator)	Per Share Amount
For the year ended December 31, 2002:
Net gain applicable to earnings per share	$2,878
Basic earnings per share
Gain available to common stockholders	2,878	1,333,572	$2.16
Effect of dilutive securities
Stock option plans anti-dilutive		1,143,076
Diluted earnings per share
Gain available to common stockholders	$2,878	2,476,648	$1.16

	Loss (numerator)	Shares (denominator)	Per Share Amount
For the year ended December 31, 2001:
Net loss applicable to loss per share	$(6,052)
Basic per share
Loss available to common stockholders	(6,052)	1,333,630	$(4.54)
Effect of dilutive securities
Stock option plans anti-dilutive		—
Diluted loss per share
Loss available to common stockholders	$(6,052)	1,333,630	$(4.54)
	Loss (numerator)	Shares (denominator)	Per Share Amount
For the Year ended December 31, 2000:
Net loss applicable to loss per share	$(20,782)
Basic per share
Loss available to common stockholders	(20,782)	1,333,646	$(15.58)
Effect of dilutive securities
Stock option plans anti-dilutive		—
Diluted loss per share
Loss available to common stockholders	$(20,782)	1,333,646	$(15.58)

17. Parent Company Financial Information

PACIFIC PREMIER BANCORP, INC.

(Parent company only)

(in thousands)

		At December 31,
	At June 30, 2003
		2002	2001
	(Unaudited)
STATEMENTS OF FINANCIAL CONDITION
Assets:
Cash and cash equivalents	$741	$629	$133
Loans held for investment	184	187	107
Foreclosed real estate-net	—	2	—
Investment in subsidiaries	16,517	16,586	12,531
Income Tax Receivable	—	—	—
Deferred income taxes	2,350	2,350	350
Participation Contract	5,379	4,869	—
Other assets	426	468	332

Total Assets	$25,597	$25,091	$13,453

Liabilities:
Other borrowings	$13,010	$12,940	$1,500
Accrued expenses and other liabilities	718	528	4,305

Total Liabilities	13,728	13,468	5,805

Total Stockholders' Equity	11,869	11,623	7,648

Total Liabilities and Stockholders' Equity	$25,597	$25,091	$13,453

PACIFIC PREMIER BANCORP, INC.

(Parent company only)

(in thousands)

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2003	2002	2002	2001	2000
	(Unaudited)
STATEMENTS OF OPERATIONS:
Interest Income	$1,565	$2,108	$3,846	$9	$1
Interest Expense	1,061	986	2,061	210	472

Net interest income (loss)	504	1,122	1,785	(201)	(471)

Noninterest Income	294	194	326	678	371
Noninterest Expense	483	391	517	1,208	884
Equity In Net Earnings (Loss) Of Subsidiaries	292	(282)	(1,042)	(5,632)	(14,353)

Income (Loss) Before Income Tax Provision	607	643	552	(6,363)	(15,337)

Income Tax Provision (Benefit)	1	2	(2,326)	(311)	5,445

Net Income (Loss)	$606	$641	$2,878	$(6,052)	$(20,782)

PACIFIC PREMIER BANCORP, INC.

(Parent company only)

(In thousands)

		For the Year Ended December 31,
	For the Six Months Ended June 30, 2003
		2002	2001	2000
	(Unaudited)
SUMMARY STATEMENTS OF CASH FLOWS
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$292	$2,878	$(6,052)	$(20,782)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Amortization of Senior Secured Note	70	140	—	—
Gain on sale of foreclosed real estate	(278)	(270)	(205)	(280)
Equity in net (earnings) loss of subsidiaries	23	(3,658)	5,632	14,353
Increase (decrease) in accrued expenses and other liabilities	190	(3,777)	185	979
(Increase) decrease in current and deferred taxes	—	(2,000)	195	18,109
Decrease (increase) in other assets	42	(136)	(245)	5,245

Net cash provided by (used in) operating activities	339	(6,823)	(490)	17,624

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale and principal payments on loans held for investment	3	44	163	—
Purchase and origination of loans held for investment	—	(121)	(313)	—
(Gain) loss on sale of loans held for investment	—	(3)	43	—
Proceeds from the sale of foreclosed real estate	280	268	356	261
Cash paid to acquire foreclosed real estate	—	—	—	(128)
Proceeds from Participation Contract	1,046	3,390	—	—
Purchase of Participation Contract	—	(4,428)	—	—
Net accretion on Participation Contract	(1,556)	(3,831)	—	—

Net cash (used in) provided by investing activities	(227)	(4,681)	249	133

CASH FLOWS FROM FINANCING ACTIVITIES:
Net payments to other borrowings	—	—	—	(17,873)
Proceeds from issuance of Senior Secured Note and common stock	—	12,000	(1)	50

Net cash provided by (used in) financing activities	—	12,000	(1)	(17,823)

Net Increase (Decrease) In Cash And Cash Equivalents	112	496	(242)	(66)

Cash And Cash Equivalents, Beginning Of Year	629	133	375	441

Cash And Cash Equivalents, End Of Year	$741	$629	$133	$375

18. Quarterly Results of Operations (Unaudited)

        The following is a summary of quarterly results for the periods indicated:

	First Quarter	Second Quarter
	(In thousands, except per share data which reflect the June 2001 1:5 reverse stock split)
2003
Interest income	$4,029	$4,142
Interest expense	1,974	1,882
Provision for estimated loan losses	639	42
Noninterest income	639	731

Net income (loss)	(258)	864

Earnings (Loss) per share:
Basic	$0.19	$0.65
Diluted	N.A.	$0.34
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data which reflect the June 2001 1:5 reverse stock split)
2002
Interest income	$5,083	$5,142	$4,445	$4,202
Interest expense	2,285	2,310	2,230	2,085
Provision for estimated loan losses	334	(142)	788	153
Noninterest income	640	50	788	391

Net income (loss)	388	253	2,414	(177)

Earnings (Loss) per share:
Basic	$0.29	$0.19	$1.81	$(0.13)
Diluted	$0.18	$0.10	$0.95	$(0.07)
2001
Interest income	$7,513	$6,470	$5,791	$4,668
Interest expense	5,294	4,526	3,792	2,579
Provision for estimated loan losses	419	788	959	1,147
Noninterest income (loss)	2,069	981	981	(39)

Net (loss)	(6)	(1,251)	(2,735)	(2,060)

(Loss) per share:
Basic	$0.00	$(0.94)	$(2.05)	$(1.55)
Diluted	$0.00	$(0.94)	$(2.05)	$(1.55)

        The loss in the quarter ended September 30, 2001, includes a valuation allowance of $949,000 or $.71 per share that was recorded against the deferred tax asset due to uncertainty of the realizability of the asset.

        The loss in the quarter ended December 31, 2001, includes a write down of fixed assets in the amount of $655,000 or $.49 per share due to the abandonment of surplus equipment.

Pacific Premier Bancorp

Common Stock

PROSPECTUS

FRIEDMAN BILLINGS RAMSEY

                        , 2003

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

        Set forth below is a table of the registration fee for the Securities and Exchange Commission and estimates of all other expenses to be incurred in connection with the issuance and distribution of the securities described in the Registration Statement, other than underwriting discounts and commissions:

Securities and Exchange Commission registration fee		$2,116.92
NASD filing fee	$	*
Nasdaq SmallCap listing fee	$	*
Printing and engraving expenses	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Miscellaneous	$	*

Total	$	*

*
To be completed by amendment.

Item 15. Indemnification of Directors and Officers

        We are a Delaware corporation. Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions, or (iv) for any transaction from which a director derived an improper personal benefit.

        Reference is also made to Section 145 of the DGCL, which provides that a corporation may indemnify any person, including an officer or director, who is, or is threatened to be made, party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the corporation's best interest and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any officer or director in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

        Our certificate of incorporation and our by-laws provide for indemnification of the officers and directors to the full extent permitted by applicable law.

        The underwriting agreement (Exhibit 1.1) provides for indemnification by the underwriters of the registrant, its directors and certain of its officers for certain liabilities arising under the Securities Act.

Item 16. Exhibits

Exhibit Number	Description
1.1	Form of Underwriting Agreement(6)
3.1	Certificate of Incorporation of Pacific Premier Bancorp, Inc. filed December 6, 1996(1)
3.2	Certificate of Amendment to Certificate of Incorporation of Pacific Premier Bancorp filed January 21, 1997 (increasing authorized shares)(2)
3.3	Certificate of Amendment to Certificate of Incorporation filed June 8, 2001 re reverse stock split(2)
3.4	Certificate of Amendment to Certificate of Incorporation filed June 24, 2002 re name change to Pacific Premier Bancorp, Inc(.2)
3.5	Certificate of Amendment of Certificate of Incorporation filed July 2003 re reduction of authorized shares(3)
3.6	By-laws of Pacific Premier Bancorp(1)
4.1	Stock Certificate of Pacific Premier Bancorp(4)
4.2	Form of Warrants to purchase an aggregate of 1,166,400 shares of common stock(5)
5.1	Opinion re legality(6)
10.1	2000 Stock Option Plan(7)
10.2	Purchase of Residual Securities and Related Servicing Rights Agreement by and among Pacific Premier Bancorp and Bear Stearns, Inc. and EMC Mortgage dated December 31, 1999 (Participation Contract)(8)
10.3	Note and Warrant Purchase Agreement dated November 20, 2001(5)
10.4	Employment Agreement dated June 27, 2002 between Pacific Premier Bancorp and Steven Gardner(2)
10.6	Employment Agreement dated June 27, 2002 between Pacific Premier Bank and Steven Gardner(2)
10.7	Pledge and Security Agreement dated November 20, 2001 between registrant and New Life Holdings, LLC(5)
10.8	Debenture Purchase Agreement dated March 12, 1997(2)
10.9	Purchase Agreement for Corporate Offices dated April 3, 2002(2)
11	Statement re computation of per share earnings(1)
16	Letter re change in certifying accountants(1)
21.1	Subsidiaries of Pacific Premier Bancorp(2)
23.1	Consent of Vavrinek, Trine, Day and Co., LLP
23.2	Consent of Grant Thornton LLP
23.3	Consent of King, Holmes, Paterno & Berliner, LLP (included in Exhibit 5.1)
24	Power of Attorney (included on signature page hereof)

(1)
Incorporated by reference from exhibits to Form 10-K for the fiscal year ended December 31, 2002.

(2)
Incorporated by reference from exhibits to Form 10-K/A for the fiscal year ended December 31, 2002.

(3)
Incorporated by reference from exhibit to Form 10-Q for the period ended June 30, 2003.

(4)
Incorporated herein by reference from the exhibits on Registration Statement Form S-4, file on January 27, 1997 (Registration No. 333-20497).

(5)
Incorporated herein by reference to the Appendices to Registrant's Proxy Statement for the Special Meeting of Stockholders held January 10, 2002.

(6)
To be filed by amendment.

(7)
Incorporated by reference to Exhibit 1 to definitive proxy statement filed May 1, 2000 for 2000 annual meeting of stockholders.

(8)
Incorporated herein by reference from the Exhibits on Registrant's Form 10K/A filed May 1, 2001.

Item 17. Undertakings

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the securities and Exchange commission such indemnification is again public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

        The undersigned Registrant hereby undertakes that:

        (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Costa Mesa, State of California, on September 5, 2003.

PACIFIC PREMIER BANCORP

By:	/s/ STEVEN R. GARDNER Steven R. Gardner President and Chief Executive Officer

POWER OF ATTORNEY

        Each person whose signature appears below, hereby makes, constitutes and appoints Steven R. Gardner and John Shindler, and each of them, as his true and lawful attorney, with full power to sign for such person and in such person's name and capacity indicated below, and with full power of substitution, any and all amendments to this Registration Statement, hereby ratifying and confirming such person's signature as it may be signed by said attorney to any and all amendments

        Pursuant to the requirements of the Securities Exchange Act of 1933, this registration statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ STEVEN R. GARDNER Steven R. Gardner	President, Chief Executive Officer and Director	September 5, 2003
/s/ RONALD G. SKIPPER Ronald G. Skipper	Chairman of the Board	September 5, 2003
/s/ JOHN D. GODDARD John D. Goddard	Director	September 5, 2003
/s/ KENT G. SNYDER Kent G. Snyder	Director	September 5, 2003
/s/ EZRI NAMVAR Ezri Namvar	Director	September 5, 2003
/s/ THOMAS PALMER Thomas Palmer	Director	September 5, 2003

/s/ RICHARD MARR Richard Marr	Director	September 5, 2003
/s/ JOHN SHINDLER John Shindler	Senior Vice President, Chief Financial Officer and Corporate Secretary	September 5, 2003

QuickLinks

TABLE OF CONTENTS
FORWARD LOOKING STATEMENTS
SUMMARY
Our Company
Our Recent Transition
Growth and Operating Strategies
General Information
The Offering
Summary Consolidated Financial Data
RISK FACTORS
USE OF PROCEEDS
CAPITALIZATION
DILUTION
TRADING HISTORY AND DIVIDEND POLICY
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
REGULATION
MANAGEMENT
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Independent Auditors' Report
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
PACIFIC PREMIER BANCORP, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION (Dollars in thousands, except per share data)
PACIFIC PREMIER BANCORP, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (Dollars in thousands, except per share data)
PACIFIC PREMIER BANCORP, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME SIX MONTHS ENDED JUNE 30, 2003 (UNAUDITED) AND YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000 (Dollars in thousands, except share data)
PACIFIC PREMIER BANCORP, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS For the Periods Ended, (Dollars in thousands)
PACIFIC PREMIER BANCORP, INC., AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
SIGNATURES
POWER OF ATTORNEY